THE REPUBLIC OF TURKEY

     This description of the Republic of Turkey is dated as of September 5, 2003 and appears as Exhibit D to the Republic of Turkey’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2002.

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     Except as otherwise specified, all amounts in this Country Description are expressed in Turkish Lira (TL) or in U.S. dollars ($). See “Financial System-Exchange Rates and Exchange Policies” for the average exchange rates for Turkish Lira into U.S. dollars. On December 31, 2002, the Central Bank of Turkey (the “Central Bank” or the “CBT”) foreign exchange buying rate for U.S. dollars was TL1,639,745 per U.S. dollar. On September 2, 2003, the Central Bank foreign exchange buying rate for U.S. dollars was TL1,387,718 per U.S. dollar.

     The fiscal year of the Government of the Republic of Turkey (the “Government”) ends on December 31. The 12-month period ended December 31, 2002 is referred to in this report as “2002” and other years are referred to in a similar manner.

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RECENT DEVELOPMENTS

Political Conditions

     The most recent national elections for the Grand National Assembly (the “Assembly”) were held on November 3, 2002. The Justice and Development Party (AKP) won 34.3% of the votes and 363 out of 550 seats in the Assembly. As a result of election irregularities in the province of Siirt, the High Electoral Board reset the election date for March 9, 2003. In the election on March 9, 2003, Mr. Recep Tayyip Erdogan won the election for the Siirt parliamentary post and was later appointed by President Sezer as the Prime Minister of Turkey. On March 23, 2003, Prime Minister Erdogan formed the 59th Government of the Republic, which received a vote of confidence from the Assembly. Mr. Ali Babacan was appointed as the Minister in charge of the Undersecretariat of Treasury. Mr. Abdullatif Sener was appointed as the Deputy Prime Minister in charge of the State Planning Organization. Mr. Kemal Unakitan, who leads the Privatization Administration, was appointed as the Finance Minister.

     The following table sets forth the composition of the Assembly by total number of seats as of August 31, 2003:

Political Party	Number of Seats

Justice and Development Party (AKP)	366
Republican People’s Party (CHP)	175
True Path Party (DYP)	3
Independent Candidates (no party affiliation)	6

General

     On February 4, 2002, the International Monetary Fund (the “IMF”) Board approved a new stand-by arrangement for 2002-2004 (the “2002-2004 Stand-By Arrangement”) that consists of additional international lending of up to SDR 12.8 billion consisting of approximately SDR 9.5 billion in new international lending and approximately SDR 3.3 billion available under the old stand-by arrangement. See “Economy—2002-2004 Stand-By Arrangement and World Bank Programs”. The fourth tranche under the 2002-2004 Stand-By Arrangement was initially expected to be in the amount of approximately SDR 1.3 billion, but the IMF and the Government revised the amount of the tranches to be disbursed under the program prior to the release of the fourth tranche. As a result of such revisions, the IMF released the fourth tranche, consisting of SDR 510.6 million, to Turkey on April 18, 2003 (at the time of the release, approximately $701 million). The fifth tranche of SDR 340.2 million (at the time of the release, approximately $476 million) was released on August 1, 2003 following IMF Board approval.

     On November 7, 2002, Standard and Poor’s outlook for its B- rating for Turkey was revised from negative to stable. On July 28, 2003, Standard and Poor’s raised Turkey’s rating from B- (stable outlook) to B (stable outlook). Moody’s B1 rating with a negative outlook for Turkey, which was announced on July 10, 2002, has remained unchanged.

     The Tax Peace Law (Law No. 4811), commonly referred to as the “tax peace project,” was enacted by the Assembly on January 16, 2003. The aim of this law is to resolve tax controversies by restructuring accrued and uncollected taxes. The Tax Peace Law was subsequently vetoed by President Sezer and resubmitted to the Assembly. The Assembly re-enacted the Tax Peace Law with no changes from the version previously enacted and President Sezer approved it; on February 27, 2003 the Tax Peace Law was published in the Official Gazette.

     On June 5, 2003, the Direct Foreign Investments Law (Law No. 4875) was enacted by the Assembly. The Direct Foreign Investments Law grants equal rights to foreign investors and abolishes minimum foreign investment capital requirements, special foreign investment permit requirements, and the prohibition on purchases of Turkish real estate by foreign individuals and firms. The Direct Foreign Investments Law was approved by President Sezer.

Key Economic Indicators

•	For the month of July 2003, Turkey’s Consumer Price Index (“CPI”) decreased by 0.4% and its Wholesale Price Index (“WPI”) decreased by 0.5%. The core inflation rate increased by 0.5% for the month of July 2003.

•	WPI and CPI for the July 2002-July 2003 period were 25.6% and 27.4%, respectively. WPI and CPI for the January 2003-July 2003 period were 10.9% and 11.6%, respectively.

•	On August 22, 2003, the Central Bank foreign exchange buying rate for U.S. dollars was TL1,386,991 per U.S. dollar, compared to an exchange buying rate of TL1,623,101 per U.S. dollar on August 22, 2002.

•	On August 12, 2003, the Government offered an interest rate of 41.80% for 14-month Treasury bonds, compared to an interest rate of 50.96% for 14-month Treasury bonds on July 1, 2003.

•	The industrial production index for the July 2002-July 2003 period grew by 11.7%.

•	The unemployment rate increased to 12.3% in the first quarter of 2003 and decreased to 10.0% in the second quarter of 2003.

•	Official unemployment was 2,844,000 in the first quarter of 2003 and 2,418,000 in the second quarter of 2003.

•	A Council of Ministers’ Decree providing for the increase in salaries of public civil servants was enacted and put into force on January 8, 2003. The rates of increase vary incrementally, from 6.5% to 13.7%, according to the employee’s position.

Tourism

•	From January to May 2003, tourism revenues decreased by 16.0% to $1,769 million from approximately $2,106 million during the same period in 2002.

•	From January to June 2003, the number of foreign visitors to Turkey decreased by approximately 7.7% to approximately 4,649,322 from approximately 5,039,838 during the same period in 2002.

Foreign Trade and Balance of Payments

     Between January and June 2003, the trade deficit amounted to approximately $5,452 million, as compared to approximately $3,150 million in the same period in 2002.

     The current account balance produced a deficit of approximately $4,001 million between January and June 2003, as compared to a deficit of approximately $1,373 million in the same period in 2002.

     As of August 1, 2003, total gross international reserves were approximately $40.6 billion (compared to $38.9 billion as of December 27, 2002), Central Bank reserves were approximately $29.1 billion (compared to $26.7 billion as of December 27, 2002), commercial bank reserves and special finance house reserves were approximately $10.2 billion (compared to $11.1 billion as of December 27, 2002) and gold reserves were approximately $1.3 billion (compared to $1.0 billion as of December 27, 2002). As of August 15, 2003, Central Bank reserves were approximately $29.5 billion.

Public Finance and Budget

•	From January to June 2003, consolidated budget expenditures were approximately TL69,443 trillion and consolidated budget revenues were approximately TL44,689 trillion, compared to approximately TL54,029 trillion and TL33,776 trillion during the same period in 2002, respectively.

•	From January to June 2003, the consolidated budget deficit was approximately TL24,754 trillion, compared to TL20,253 trillion during the same period in 2002.

•	From January to June 2003, the primary surplus reached approximately TL10,098 trillion, compared to TL8,211 trillion during the same period in 2002.

•	For the year ended December 31, 2001, the primary surplus amounted to TL12,299 trillion, or approximately 6.9% of GNP. The primary surplus based on provisional figures in 2002 amounted to TL11,438 trillion, or approximately 4.0% of GNP. As of June 30, 2003, the primary surplus amounted to TL10,098, or approximately 3.2% of GNP.

•	A draft budget for 2003 was submitted to the Assembly and published in the Official Gazette on March 29, 2003.

•	On January 8, 2003, the Government announced a fiscal measures package which is expected to generate a total of TL6,200 trillion in revenues. The package consists of certain expenditure cutting and revenue raising measures intended to meet the targeted primary surplus rate of 6.5% for the 2003 budget.

Privatization

     The advisor for the privatization of Turk Telecom was selected in August 2002. Two separate decrees for the privatization of Turk Telecom were approved by the Council of Ministers on May 9, 2003 and were submitted to President Sezer for his review. The Government has announced that the privatization may be completed either through the block sale/public offering of shares of Turk Telecom or through the sale of convertible bonds. The schedule and total number of shares to be privatized has not yet been announced.

     On January 13, 2003, the Government announced a detailed schedule for its 2003 privatization program. According to the program, the Government aims to raise $4 billion from privatizations in 2003, which include, among others, Petkim (petrochemicals company), Tupras (petroleum refining company), Turkish Airlines and Tekel (tobacco and alcoholic beverages). The program also foresees the privatization of certain sugar factories, the Istanbul Stock Exchange, the Istanbul Gold Exchange and the National Lottery Organization, as well as the transfer of operational rights on certain highways and Bosphorus bridges and the privatization of Halk Bank and certain energy generation and distribution companies.

     On May 6, the Privatization Administration announced that the auction process for Petkim (petrochemicals company) would be completed in early June 2003. On June 6, 2003, 88% of Petkim’s shares were auctioned off for $605 million and Standart Kimya Petrol Dogalgaz Sanayi ve Ticaret A.S. was the winning bidder. On August 6, 2003, the sale was cancelled because Standart Kimya Petrol Dogalgaz Sanayi ve Ticaret A.S. failed to meet its financial obligations. On August 26, 2003, the Privatization Administration re-opened the auction for Petkim. The auction process ends on November 18, 2003.

     The roadmap for the block sale of 51% of Tupras was announced and tenders will be accepted between June 7, 2003 and September 18, 2003.

     A privatization plan for Tekel’s tobacco and alcohol entities was submitted to the Privatization High Council and approved by such Council in December 2002. The plan foresees the commencement of an auction process in June 2003. The deadline for submitting bids for Tekel is September 26, 2003.

Banking System

     As of August 1, 2003, the Savings and Deposit Insurance Fund (SDIF) had taken over 20 private banks since 1997.

     On June 19, 2002 Pamukbank T.A.S. was taken over by the SDIF. A challenge by the majority shareholders of Pamukbank T.A.S. to the SDIF’s takeover was resolved on January 27, 2003 with the signing of a protocol between the majority shareholders and the BRSA. According to this protocol, Pamukbank T.A.S. will remain under the control of the SDIF, which will also control the interests of the majority shareholders of Pamukbank T.A.S. in Yapi Kredi Bank. The majority shareholders of Pamukbank T.A.S. have undertaken to dispose of a portion of their interests in Yapi Kredi Bank to a strategic partner within three years. As of July 31, 2003, two bids have been submitted for the purchase of Pamukbank T.A.S. through the auction process.

Debt

     Turkey’s total internal debt was approximately TL179,229 trillion as of July 2003, compared to TL149,870 trillion as of December 2002. During the period from January to July 2003, the average maturity of Turkish internal public debt was 18.8 months, compared to 20.6 months in the same period of 2002. The average annual interest rate on internal public debt on a compounded basis was 64.2% as of December 2002, compared to 54.5% as of June 2003. Since December 31, 2002, Turkey has issued the following external debt:

•	$750 million of global notes on January 14, 2003, with a maturity of ten years and a 11.0% interest rate, which was increased to $1.5 billion on May 16, 2003.

•	Euro 500 million of Eurobonds on January 24, 2003 with a maturity of five years and a 9.875% interest rate.

•	$350 million of global notes on February 4, 2003, which global notes mature on January 13, 2008 and have a 10.50% interest rate.

•	$750 million of global notes on June 23, 2003, which global notes mature on March 19, 2008 and have a 9.875% interest rate.

•	Euro 750 million of Eurobonds on June 18, 2003 with a maturity of seven years seven months and a 9.50% interest rate.

International Relations

     Although a strong U.S. ally, Turkey expressed certain reservations regarding military action against Iraq and, on March 1, 2003, the Assembly rejected the deployment of U.S. ground forces in Turkey for the war against Iraq. As a result of the war against Iraq, neighboring countries, including Turkey, have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures.

     The seventh EU harmonization package was approved by the Assembly on August 7, 2003.

     The U.S. recently approved $1 billion in grants for Turkey, which could be used to support up to $8.5 billion in direct loans or loan guarantees.

DESCRIPTION OF THE REPUBLIC

     Turkey has a democratically elected parliamentary form of government. Since the founding of the Republic in 1923, Turkey has aligned itself with the West and is a member of numerous international organizations, including the North Atlantic Treaty Organization (“NATO”), the Council of Europe, the World Bank, the IMF and the Organization for Economic Cooperation and Development (the “OECD”). Turkey is also an associate member of the EU and a founding member of the European Bank for Reconstruction and Development (the “EBRD”).

     Beginning in 1980, the Government embarked upon a series of market-oriented reforms which, among other things, were designed to remove price controls and reduce subsidies, reduce the role of the public sector in the economy, emphasize growth in the industrial and service sectors, encourage private investment and savings, liberalize foreign trade, reduce tariffs and promote export growth, ease capital transfer and exchange controls and encourage foreign investment, increase the independence of the Central Bank and reform the tax system. Turkey moved towards full convertibility of the Turkish Lira by accepting the obligations of Article VIII of the IMF Articles of Agreement in March 1990. Turkey has developed a market-oriented, highly diversified economy with growing industrial and service sectors, while retaining a prominent agricultural sector that makes the country largely self-sufficient in foodstuffs. In 2002, the service sector, industrial sector and agricultural sector accounted for an estimated 7.2%, 9.4% and 7.1%, respectively, of Turkey’s gross domestic product. See “Economy—Services,” “Economy—Industry” and “Economy—Agriculture.”

LOCATION, AREA AND TOPOGRAPHY

     Turkey, situated at the junction of Europe and Asia, is an important crossroads between Western Europe, the Middle East and Asia. Turkey’s location has been a central feature of its history, culture and politics. Turkey’s land borders extend for more than 2,627 kilometers and are shared with eight countries: Greece and Bulgaria in the west and northwest, Iran in the east, Armenia, Georgia and Azerbaijan in the northeast, and Iraq and Syria in the south.

     Turkey’s coastline extends for approximately 7,200 kilometers along the Black Sea in the north, the Aegean Sea in the southwest and the Mediterranean Sea in the south, all of which are connected by the Bosphorus, the Sea of Marmara and the Dardanelles.

     Turkey has an area of approximately 780,580 square miles, and its topography is varied. Most of the country consists of highland plateau surrounded by mountainous areas which rise toward the east. Climatic conditions differ widely among the regions.

POPULATION

     According to estimates of the State Institute of Statistics (SIS) and the State Planning Organization (SPO), population growth averaged approximately 1.66% per annum between 1998 and 2002 and Turkey’s population as of December 2001 was estimated to be 69.2 million.

     Turkey’s population is comparatively young, and the transformation of Turkey’s economy from a largely agricultural economy to an industrial and service-oriented economy has led to an increasingly urban population.

     According to the results of the 2000 census undertaken by the SIS, in 2000, 64.9% of the population lived in urban areas and 35.1% lived in rural areas. Turkey’s urbanization rate in 2002 was 4.8%, compared to 4.1% in 2001.

     The largest cities in Turkey are Istanbul, the country’s commercial center, and Ankara, its capital, with populations of 9.1 million and 3.5 million, respectively. Other cities with populations in excess of one million are Izmir, Adana, Gaziantep, Konya and Bursa.

     In 2002, total civilian employment was 20.3 million, of whom approximately 33.2% were employed in agriculture, 19.2% in industry and 47.6% in services. See “Economy—Employment and Wages.” The unuemployment rate was 10.6% in 2002.

     According to the SPO, Turkey has made significant progress in improving social welfare over the last decade. Life expectancy increased from an average of 65 years in 1985-1990 to an average of 68.5 years in 2002. The infant mortality rate decreased from the level of 52.4 per thousand in 1990 to 39.4 per thousand in 2002. In 2002, the adult (over age 12) literacy rate was 95.3% for men, 79.9% for women and 87.5% in total, compared to 94.0% for men, 78.3% for women and 86.3% in total in 2001.

     Turkey is constitutionally a secular state. The vast majority of the Turkish population is Muslim. There are very small numbers of non-Muslims in Turkey, including Greek Orthodox, Armenian Christians and Jews. The official language of Turkey is Turkish.

GOVERNMENT ORGANIZATION AND POLITICAL BACKGROUND

     A popular nationalist movement began in Turkey before the turn of the century and gathered momentum in the aftermath of World War I. Turkey was declared a republic on October 29, 1923, upon the abolition of the Sultanate. Mustafa Kemal Ataturk was elected as the Republic’s first President. Ataturk instituted a series of sweeping social reforms that have played a central role in the development of modern Turkey. The Constitution of Turkey (the “Constitution”) was adopted in 1924 and provided for an elected Grand National Assembly (the “Assembly”) to be the repository of sovereign power. Executive authority was vested in the Prime Minister and the Council of Ministers (the “Cabinet”). Changes were made in the legal, political, social and economic structure of Turkey, and Islamic legal codes were replaced by Western ones. Ataturk’s reforms and Western orientation continue to be the dominant ideological element in Turkey today.

     Historically, the military has been an important factor in Turkish government and politics. The Turkish military establishment has intervened in Turkish politics three times since 1959 (in 1960, 1971 and 1980) to provide stability in the face of political and social factionalism. Each time, the military withdrew after the election of a new civilian government and the introduction of changes to the legal and political systems. In accordance with the Constitution, the National Security Council is composed of the Prime Minister, the Chief of the General Staff, the Minister of National Defense, the Minister of Internal Affairs, the Minister of Foreign Affairs, the Commanders of the Army, Navy and Air Force, and the General Commander of the Gendarmerie, under the chairmanship of the President of the Republic.

     Turkey’s current Constitution, which was revised and ratified by popular referendum in 1982, contains a system of checks and balances aimed at ensuring a strong central government and reducing factionalism in the Assembly. The Constitution provides for the Assembly, a President and a Prime Minister. The President is elected for a seven-year term by a vote of the Assembly, and the Prime Minister is appointed by the President from the Assembly. The Prime Minister, in turn, nominates other members of the Cabinet, who are then approved by the President. The Cabinet, chaired by the Prime Minister, exercises the executive powers of the Government.

     The members of the Assembly are elected for five-year terms. The Constitution provides for a system of proportional representation and forbids the formation of political parties on the basis of class, religion or ethnic identity. The Election Law (Law No. 298) provides that parties whose nationwide vote in general elections is less than 10% are not eligible for seats in the Assembly. On the other hand, a party must have at least 35% of the nationwide vote in order to have a simple majority in the Assembly.

     Judicial power in Turkey is exercised by courts whose independence is guaranteed by the Constitution. The Turkish Constitutional Court (the “Constitutional Court”) decides issues relating to the form and substance of laws, decrees and rules of the Assembly and matters relating to public officials and political parties. The Court of Appeal is the court of last resort for most civil and criminal matters, while military matters are referred to a separate system of courts.

     In July 1995, a series of amendments to the Constitution were adopted. Among other things, the amendments brought into effect reforms related to the formation of political parties, membership in political parties and the involvement of unions and other organizations in political activities. The amendments also reduced the legal voting age from 20 to 18, increased the number of members of the Assembly from 450 to 550 and removed restrictions on the ability of academic personnel and university students to engage in political activities.

     On June 30, 1997, the ruling coalition Government, composed of the pro-Islamic Welfare Party (RP), led by Necmettin Erbakan as Prime Minister, and Tansu Ciller’s center-right True Path Party (DYP) collapsed after the resignation of Mr. Erbakan following widespread resignations from both parties. Earlier in 1997, Mr. Erbakan had agreed to implement a series of proposals made by the National Security Council designed to reinforce the secular nature of the Constitution.

     The Government was replaced by a secularist coalition headed by Prime Minister Mesut Yilmaz of the center-right Motherland Party (ANAP), Bulent Ecevit’s Democratic Leftist Party (DSP) and the Democratic Turkey Party (DTP).

     On January 16, 1998, responding to a case submitted by the Government prosecutor seeking to revoke the status of the Welfare Party on constitutional grounds, the Constitutional Court ordered the closure of the Welfare Party after determining that its activities contravened the principles of the secular Constitution. The Constitutional Court also terminated the Assembly memberships of former Prime Minister Erbakan and five other deputies. Moreover, the Constitutional Court banned Mr. Erbakan and six other Welfare Party members from being the founder, member, administrator or supervisor of any political party for a period of five years. Following the termination of the Welfare Party by the Constitutional Court, a new political party, the Virtue Party (FP), was formed in Turkey. A majority of the deputies from the former Welfare Party joined the Virtue Party.

     In the nationwide local and general elections that took place on April 18, 1999, Mr. Ecevit’s Democratic Leftist Party (DSP) placed first with 22.2% of the vote and 136 deputies in the 550-seat Assembly. The Nationalist Action Party (MHP) led by Devlet Bahceli came in second with 18.0% of the vote and 129 seats. The Virtue Party won 15.4% of the vote and 111 seats. Mr. Yilmaz’s Motherland Party (ANAP) won 13.2% of the vote and 86 seats while the True Path Party (DYP) won 12.0% of the vote and 85 seats. On May 28, 1999, then President Suleyman Demirel approved a coalition Government of the Democratic Leftist Party (DSP), the Nationalist Action Party (MHP) and the Motherland Party (ANAP), led by Mr. Ecevit as Prime Minister. On May 16, 2000, Ahmet Necdet Sezer, formerly the chief judge of the Constitutional Court, became President of Turkey.

     On June 22, 2001, the Virtue Party (FP), which had been the main opposition party, was banned by the Constitutional Court as a result of alleged anti-secular activities. Following the ban, certain deputies of the former Virtue Party formed the Saadet Party, under the leadership of the head of the former Virtue Party, Recai Kutan. The remaining deputies of the Virtue Party formed the Justice and Development Party under the leadership of the former mayor of Istanbul, Recip Tayyip Erdogan.

     In 2002, Turkey was challenged by a weakened government and political uncertainty about its future. Prime Minister Ecevit, the leader of the three-party coalition government, was hospitalized twice in May 2002. In July 2002, Mr. Ecevit’s refusal to step down as Prime Minister resulted in the resignation of half of the members of the Democratic Leftist Party in the Assembly. As a result of the resignations, the three-party coalition, consisting of the Democratic Leftist Party, the Motherland Party and the Nationalist Action Party, lost its absolute majority, with the number of seats it held in the Assembly falling to 270 out of 550.

     After repeated refusals to hold elections before their scheduled date, Prime Minister Ecevit announced that general elections would be held in November, approximately 17 months before the scheduled general elections, pending approval by the Assembly. On July 31, 2002, the Assembly voted to hold elections on November 3, 2002.

     General elections for the Assembly were held on November 3, 2002. The Justice and Development Party (AKP) received 34.3% of the votes and was able to secure 363 out of 550 available seats in the Assembly. As a result of the elections, the Justice and Development Party (AKP) won a simple majority in the Assembly. The Republican People’s Party (CHP) was the only other political party in the new Assembly, having received 19.4% of the votes and 178 seats in the Assembly. Independent candidates (unaffiliated with political parties) gained 9 seats in the Assembly.

     The following table sets forth the official results of the November 3, 2002 elections by percentage of total votes won and number of seats won:

Table No. 1 — Composition of the Assembly (as of November 3, 2002 elections)

		Percentage of Total
	Number of Seats	Votes

Justice and Development Party	363	34.3
Republican People’s Party (CHP)	178	19.4
Independent candidates (no party affiliation)	9	1.0
Nationalist Action Party (MHP)(1)	0	8.4
True Path Party (DYP)(1)	0	9.6
Young Party (GP)(1)	0	7.3
Democratic Peoople’s Party(1)	0	6.2
Others(2)	0	14.0

	550	100.0

(1)	Failed to obtain the requisite 10% of total votes; no seats in the Assembly.
(2)	Includes all other political parties that failed to obtain the requisite 10% of total votes.
Source: Grand National Assembly.

     The official results of the November 3, 2002 elections were published in the Official Gazette on November 10, 2002. President Ahmet Necdet Sezer appointed Mr. Abdullah Gul from the Justice and Development Party (AKP) as the new Prime Minister on November 16, 2002. Prime Minister Gul’s cabinet was approved by President Sezer on November 18, 2002. The number of ministries comprising the cabinet was reduced from 35 to 25. Mr. Ali Babacan was appointed as the Minister in charge of the Undersecretariat of Treasury. Mr. Abdullatif Sener was appointed as the Deputy Prime Minister in charge of the Privatization Administration and the State Planning Organization. Mr. Kemal Unakitan was appointed as the Finance Minister. The list of the new council of ministers was published in the Official Gazette on November 19, 2002 and the new Government’s program was approved by the Assembly on November 28, 2002.

     In December 2002, parliamentary elections in the province of Siirt were invalidated due to alleged election irregularities. The High Electoral Board reset the election date for March 9, 2003. See “Recent Developments – Political Conditions”.

INTERNATIONAL ORGANIZATIONS

     Since its establishment in 1923, the Republic has closely aligned itself with the West. It is a founding member of the United Nations (“UN”), and has been a member of NATO since 1952, an associate member of the EU since 1963, and an associate member of the Western European Union (“WEU”) since 1992. Turkey supports NATO expansion and believes that the development of the European security structure should be completed on the basis of NATO standards.

     In addition, Turkey is a founding member of the Council of Europe, the European Bank for Reconstruction and Development and the Organization for Security and Cooperation in Europe (“OSCE”) and Turkey belongs to the World Bank, the IMF, the European Resettlement Fund, the Asian Development Bank, the Multilateral Investment Guaranty Agency (“MIGA”), the Bank for International Settlements (“BIS”) and the OECD. Turkey hosted the last OSCE meeting of the millennium in Istanbul in November 1999. Furthermore, Turkey is a party to the General Agreement on Tariffs and Trade (“GATT”), a member of the World Trade Organization (“WTO”) and is a participant in the International Convention on the Harmonized Commodity Description and Coding System. Turkey is also a member of the Organization of the Islamic Conference and of the Islamic Development Bank.

     Turkey launched the Black Sea Economic Cooperation Zone, a regional trade organization, which brings together 11 countries (Albania, Armenia, Azerbaijan, Bulgaria, Georgia, Greece, Moldavia, Romania, the Russian Federation, Turkey and Ukraine) within a framework of economic cooperation. Turkey is also involved in the Black Sea Trade and Development Bank. Turkey is also a founding member of the Economic Cooperation Organization (“ECO”), which was initially composed of Turkey, Iran and Pakistan. ECO has subsequently been enlarged to include Afghanistan, Azerbaijan, Kyrgyzstan, Kazakstan, Tajikistan, Turkmenistan and Uzbekistan. Turkey believes that its participation in regional organizations complements its application to join the EU and is not intended as a substitute for eventual EU membership.

     In 1963, Turkey signed an association agreement (the “Ankara Agreement”) with the European Economic Community (“EEC”), which is now the EU. In 1970, an additional protocol to the association agreement was signed between Turkey and the then EEC that established the framework and conditions of the transitional stage of the association. Turkey seeks full membership in the EU and, in April 1987, Turkey submitted its formal application for membership. In late 1989, the EEC declared that Turkey was eligible to become a full member and was inherently a European country, but the EEC decided to defer accession negotiations due to changes in the EU and Turkey’s economic situation at the time.

     In March 1995, Turkey and the EU agreed to form a customs union (the “Customs Union”), which came into effect on January 1, 1996. Turkey and the EU eliminated all customs duties and charges on imports of industrial goods and processed agricultural products and Turkey’s tariff rates applicable to non-EU countries on industrial products were conformed to the Common Customs Tariffs of the EU. The EU’s quotas on Turkish textile products were also eliminated. Although basic agricultural products were excluded from the initial Customs Union, a preferential trade regime for basic agricultural products was adopted as of January 1, 1998. Turkey is also progressively adopting many aspects of the Common Agricultural Policy of the EU. The necessary legislation to ensure the efficient operation of the Customs Union, including legislation to reduce tariffs and other charges on imports of industrial goods from specific third countries (from approximately 15% in 1995 to 4.5% in 2002), and legislation relating to competition, consumer protection, standardization of foreign trade and intellectual property has largely been enacted by Turkey, thus fulfilling its obligations under the Customs Union.

     To adapt itself to the EU’s commercial policy and preferential trade arrangements with specific third countries, Turkey has signed free trade agreements with a number of countries, including Romania, Hungary, Lithuania, Estonia, the Czech Republic, Slovakia, Bulgaria, Latvia, Slovenia and Poland (collectively, the “CEECs” or “Central and Eastern European Countries”), Israel, Macedonia and the EFTA States (Norway, Iceland, Switzerland and Liechtenstein). The agreements with Croatia and Bosnia-Herzegovina were signed and the ratification process for both agreements is nearly complete. Negotiations are currently pending with Morocco, Egypt, Tunisia, the Palestinian Authority, and the Faroe Islands.

     With the completion of the Customs Union, the association between Turkey and the EU, as stipulated by the Ankara Agreement, had come to the membership stage. At the EU Summit in Luxembourg in December 1997, Turkey was not included in a list of six countries chosen in 1997 for future accession to EU membership. From 1997-1999, political dialogue between Turkey and the EU did not take place and meetings were limited to technical matters. However, at a summit meeting in Helsinki, Finland in December, 1999, the EU named Turkey as a candidate for membership in the EU. The EU also encouraged Turkey to focus on meeting political criteria relating to human rights, peaceful resolution of border disputes and settlement of issues concerning Cyprus.

     The Accession Partnership document for Turkey (the “Accession Partnership”), which was made public on November 8, 2000 by the EU Commission, was formally approved by the European Council in late February 2001. The Accession Partnership outlines the strategy for the short and medium-term priorities that Turkey has to fulfill for the adoption of the “acquis” of the accession process. Turkey announced a “National Program for the Adoption of the EU Acquis” to complement the Accession Partnership, which was approved by the Council of Ministers on March 19, 2001 and submitted to the Commission on March 26, 2001. The process by which Turkey will become a member of the EU is referred to as the “Accession Process.”

     The Commission has committed to grant a total of EUR 889 million (EUR 127 million per year from 2000-2006) and EUR 1,470 million as EIB credits (approximately EUR 210 million per year) (the “EU Framework Regulation”) under the Mediterranean Development Assistance Program II (“MEDA II”).

     The Council Regulation concerning pre-accession financial assistance for Turkey, on the other hand, combines under a single framework the EU’s grant assistance to Turkey which is currently supplied through various instruments. This regulation, also known as the “Single Framework”, was adopted on December 17, 2001. With the entry into force of the Single Framework, the commitment and disbursement process of granting assistance to Turkey will no longer be subject to the procedures of the MEDA program procedures, but to those applied to the other candidate nations. In line with the EU Framework Regulation and the Single Framework, the EU’s financial assistance to Turkey will be in the form of periodic payments; such payments will have to be used exclusively in areas directly linked to the process of accession and alignment, and allocated solely to those programs and projects mutually agreed upon between the EU and the Government.

     In addition, Turkey, as a candidate in the Accession Process, could benefit from the Pre-Accession facility, which has a total budget of EUR 8.5 billion as EIB credits and is available to all EU candidates during the 2002-2003 period. However, at the current time Turkey is ineligible to receive such funds due to credit ratings.

     Progress towards accession continues in accordance with the National Program for the Adoption of the EU Acquis. The opening of accession negotiations with the Commission depends on the achievement by Turkey of the Copenhagen political criteria. Since 2000, Turkey has taken a number of important steps towards this end. In June 2000, the Assembly passed two laws aimed at strengthening relations with the EU. The first approved a framework agreement governing future loans from the EU to Turkey and the second law established a new Secretariat to aid in the legal harmonization of Turkish legislation with that of the EU and to coordinate Turkey’s accession into the EU. On October 31, 2001, a constitutional reform package consisting of 33 amendments was approved by the Assembly. The amendments covered a wide range of issues related to improving human rights, strengthening of the rule of law, restructuring democratic institutions, extending further the scope of the freedom of thought and expression, freedom of the press, freedom of association and peaceful assembly and reinforcing measures for the prevention of torture and ill treatment.

     Another legislative package, which became effective in August 2002, abolished the death penalty, lifted legal restrictions on individual cultural rights, made retrial possible in the light of the decisions of the European Court of Human Rights, reinforced legal guarantees on freedoms of expression and press, eased restrictions on the right to association and peaceful assembly, ensured the right to property of community foundations belonging to the minorities in Turkey, provided the legal basis needed for the activities of foreign foundations in Turkey and introduced new measures to deal with illegal immigration. These amendments were followed by two additional legislative packages, which were drafted in response to the 2002 Regular Report on Turkey prepared by the Commission. In addition, numerous economic reform measures have been adopted, including measures relating to the restructuring of Turkey’s financial sector, enhancing transparency in public finance and enhancing competitiveness and efficiency in the economy.

     Work on the harmonization of Turkish legislation with the EU acquis also continued in 2002 and Turkey’s progress has been analysed and developed by eight sub-committees of the Commission, which subcommittees have convened three times since 2000. Turkey’s efforts were most recently acknowledged by the European Council at the Copenhagen European Council in December 2002. At the Copenhagen European Council, the EU decided that ten candidate countries (Hungary, Poland, the Czech Republic, Estonia, Latvia, Lithuania, Malta, Cyprus, Slovenia and Slovakia) would be become members of the EU as of May 1, 2004 and that Romania and Bulgaria would be welcomed as members in 2007. The Copenhagen European Council also announced that, if the European Council in December 2004 determines that Turkey fulfils the Copenhagen political criteria, then the EU will open negotiations with Turkey.

     In accordance with the Commission’s recommendations in the 2002 Strategy Paper for Turkey, the accession strategy for Turkey will be strengthened, the process of legislative scrutiny will be intensified, the Customs Union will be extended and the EU’s pre-accession financial assistance to Turkey will be significantly increased. Beginning in 2004, any financial assistance to Turkey will be financed under the budget heading “pre-accession expenditure”.

FOREIGN RELATIONS

     Turkey, as a country located between the Balkans and the Caucasus, has played and continues to play a key role in the peaceful resolution of conflicts in the region, including, in particular, those in Bosnia and Kosovo, and actively participates in the Minsk Group of the Organization for Security and Cooperation in Europe, which is working to settle the Azerbaijan-Armenia dispute. Turkey supported the implementation of the Dayton Peace agreement for Bosnia and was instrumental in the establishment of the Bosnian-Croatian Federation. Turkey pledged approximately $80 million, including $20 million in grants, for the reconstruction of Bosnia and Herzegovina. Turkey was also involved in a program with the United States to train and equip the Bosnian army. Turkey participated in the Multinational Protection Force deployed in Albania in accordance with a UN Security Council Resolution of March 1997. Turkey also took part in NATO’s peacekeeping force in Kosovo and accepted several thousand refugees from Kosovo during NATO’s military campaign.

     Turkey places great importance on maintaining long-term, comprehensive stability in the Balkans. Turkey launced the Southeastern European Countries Cooperation Process in February 1999 among Turkey, Albania, Bosnia and Herzegovina, Bulgaria, Greece, Croatia, Macedonia, Romania and the Federal Republic of Yugoslavia to create a regional platform for issues of common interest in the region. Turkey is also involved in the Multinational Peacekeeping Force for Southeastern Europe. In addition, Turkey is actively participating in the Stability Pact initiated by the EU, which strives to develop a comprehensive framework for dealing with problems in the region, and the Southeast European Cooperative Initiative.

     In an effort to contribute to the creation of a stable and peaceful environment in its region, Turkey has played a leading role in the formation of a Naval Task Force for the Black Sea (BLACKSEAFOR) that was created to respond to emergencies and environmental disasters in the region, as well as a Multinational Peacekeeping Force for Southeastern Europe.

     Turkey seeks good relations with all neighboring countries. Relations with Greece constitute an important aspect of Turkish foreign policy, and Turkey believes that good relations and cooperation with Greece can have a positive impact on the Balkan region. The constructive dialogue that began between Turkey and Greece following a series of earthquakes that struck the region in 1999 has resulted in the execution of a number of cooperation agreements relating to, among other things, tourism, the environment, economic cooperation, culture and terrorism. New channels of communication have been opened between Turkey and Greece. On April 6, 2001, Turkey and Greece became parties to the Convention on the Prohibition of the Use, Stockpiling, Production and Transfer of Anti-Personnel Mines and on their Destruction, also known as the Ottawa Convention.

     There are, however, unresolved issues in Turkey’s relations with Greece, including problems related to the Aegean Sea and the status of Cyprus, which, since a coup d’etat on July 20, 1974, has been divided between Greek and Turkish communities. Turkey and the Turkish Republic of Northern Cyprus side were critical of the EU’s decision in December 1997 to start accession negotiations with the Greek Cypriots. Through separate press statements, Turkey and the Turkish Republic of Northern Cyprus declared their belief that the Greek Cypriot side has no authority to negotiate on behalf of the whole island and that the EU’s decision was in contravention of the 1959-60 Treaty of Guarantee relating to Cyprus. The Treaty of Guarantee relating to Cyprus, signed by Turkey, Greece and Great Britain, precludes Cyprus from joining any international organization (such as the EU), unless Turkey and Greece are both also members of such international organization. Turkey is currently not a member of the EU.

     On March 31, 1998, Turkey and the Turkish Cypriot government announced the creation of a joint economic zone, which seeks to allow for transfers of technology, increased investment, standardization of customs duties and free circulation of capital, goods and services between the Turkish Republic of Northern Cyprus and Turkey. On April 23, 1998, the then President of Greek Cyprus, President Demirel, and the President of the Turkish Republic of Northern Cyprus, Mr. Denktash, issued a joint declaration stating that any negotiation process aimed at finding a solution to the Cyprus issue will succeed only after there is international recognition of the existence of two equal and sovereign parties in Cyprus in the form of a confederation. Turkey continues to support the efforts to negotiate a peaceful and lasting solution to the Cyprus issue, including the efforts of the United Nations Secretary-General. Turkey has stated that it will review and support any constructive effort to find a solution to the Cyprus issue that is consistent with these principles. In November 2001, Mr. Denktash invited the then leader of the Greek Cypriots, Mr. Glafcos Clerides, to begin open talks relating to the status of Cyprus. Six rounds of talks occurred between January and September 2002. President Denktash promoted the Turkish Cypriot Party’s comprehensive proposals for a settlement on April 29, 2002 and on September 11, 2002. On November 11, 2002, the UN Secretary General presented the UN proposals for a comprehensive settlement in Cyprus. On December 6, 2002, Mr. Denktash and Mr. Clerides conveyed their written replies to the Secretary General.

     The special adviser of the UN Secretary General submitted the revised proposals of the UN and invited the two leaders to Copenhagen for consultations. On December 13, 2002, the special adviser of the UN Secretary General indicated that the parties’ positions have never been closer, and that an opportunity remained until February 28, 2003 to achieve a comprehensive settlement. However, a settlement was not achieved.

     In addition to fostering economic and political relationships with many countries, both in Europe and Asia, Turkey continues to develop political and economic relations with the Balkan, Caucasian and Central Asian countries. Turkey has actively encouraged trade with neighboring countries and has made substantial credit available to Bosnia, Georgia, Azerbaijan and the Central Asian countries through the

Turkish Export Credit Bank. One objective of Turkish foreign policy has been to play a stabilizing role in the region.

     Turkey continues to support the independence of the Central Asian countries and facilitate their transition to democracy. The Turkish Export Credit Bank has extended credits totaling $1.1 billion (of which $621 million have already been allocated) to the Central Asian countries, Tadjikistan and Georgia. Measures are being undertaken to increase the trade volume between Turkey and the Central Asian countries. Total trade volume has increased from $565 million in 2001 to $1.1 billion in 2002. Direct investments by Turkish companies in the region have reached $4.7 billion and construction services undertaken by Turkish companies amounted to $9.4 billion in 2002. Turkey has extended scholarships to 9,752 children in the Central Asian countries since 1992 and more than 2,100 students from Central Asian countries are educated in Turkey. Turkey has also provided significant military assistance and counter-terrorism training to Central Asian countries. The Turkish-Speaking Countries Summits, which are attended by Turkey, Turkmenistan, Uzbekistan, Kazakhstan, Kyrgyzstan and Azerbaijan, facilitate an exchange of opinions at the highest level.

     Turkey has close political, economic, social and cultural ties with Armenia, Azerbaijan and Georgia (collectively, the “Caucasus”). After the collapse of the Soviet Union, Turkey immediately recognized the independence of Armenia, Azerbaijan and Georgia. However, Turkey has not established diplomatic relations with Armenia. Turkey’s relations with Georgia strengthened in February 2001, when President Sezer and Georgian President Shevardnadze signed three military cooperation agreements. The agreements covered defense cooperation, clearing land mines, and cooperation between the Turkish SIS and its Georgian counterpart.

     Turkey also enjoys close economic, political and cultural relations with the countries in the Middle East. Since the inception of the Middle East peace process, which Turkey actively supports, Turkey’s relations with Israel have expanded to include economic and military cooperation. In addition to a free trade agreement signed in March 1996, Turkey and Israel signed a military training agreement in February 1996. Turkey had a total trade volume with Israel of approximately $833 million in 2002. In addition to Israel, Turkey has relations with Arab countries. Turkey actively contributes to the search for peace in the Middle East as a facilitator and, upon the request of both Israel and the Palestinian Authority, participates in the Temporary International Presence in Hebron. Total trade volume between Turkey and Saudi Arabia, Syria and Jordan has been increasing annually.

     In October 1998, Turkey and Syria entered into the Adana Memorandum, which provides a commitment from Syria to forbid activities of the Kurdish Workers Party (a terrorist organization also known as the PKK) within its borders. Since entering into the Adana Agreement, bilateral relations between Turkey and Syria have improved. Turkey believes the Adana Agreement is a step toward future economic and strategic cooperation between the two countries.

     High level visits between Turkey and the United States during 1999, including a visit to Turkey by former U.S. President William J. Clinton, paved the way for further enhancement of ties between the two countries. As a result of the meetings in 1999, Turkey and the United States have consolidated their “strategic partnership,” which involves close cooperation on a wide range of political and economic issues concerning Europe, the Caucasus, Central Asia and the Middle East. Turkey and the United States have maintained their “strategic partnership” and the two work together to maintain peace, prevent or contain regional conflicts, curb the proliferation of weapons of mass destruction and eradicate terrorism. See “Recent Developments – International Relations”

     High level visits between the Russian Federation and Turkey in 1999, including a visit to Turkey by the then Prime Minister of the Russian Federation, Mikhail Kasyanov, in October 1999, enhanced cooperation between the two countries. In June 2001, Turkey and the Russian Federation came to an understanding relating to the Action Plan for Cooperation in Eursia, which was ultimately executed in November 2001. Trade volume between Turkey and the Russian Federation reached almost $5 billion in 2002. Turkish contractors continue to consolidate their position in the Russian construction market by attaining over $9.8 billion of business. The number of Russians visiting Turkey in 2001 and 2002 was approximately 753,000 and 946,000, respectively. Enhanced cooperation in the energy sector in particular is becoming a prominent feature of Turkish-Russian relations.

ECONOMY

BACKGROUND

     During the 1980s and 1990s the Turkish economy evolved from a highly protected state-directed system to a market-oriented free enterprise economy. During the 1970s, Turkey concentrated on growth financed by foreign borrowing, which culminated in a period of financial distress and a rescheduling of its external debt in 1978, 1979 and 1980. Reforms initiated since 1980 have, among other things: reduced price controls and subsidies; decreased the role of the public sector in the economy; emphasized growth in the industrial and service sectors; encouraged private investment and savings; liberalized foreign trade; reduced tariffs and promoted export growth; eased capital transfer and exchange controls and encouraged foreign investment; moved towards full convertibility of the Turkish Lira (by accepting the obligations of Article VIII of the IMF Articles of Agreement); and improved the tax system.

     Turkey’s real GNP growth rate averaged approximately .48% during the period from 1998 to 2002. Over this period, the Turkish economy became more diversified. In particular, the industrial base was broadened, and exports of goods and services grew rapidly. In addition, financial markets expanded and became more sophisticated. Turkey’s external debt levels rose in absolute terms from $96.4 billion in 1998 to approximately $131.6 billion in the last quarter of 2002. The relative external debt burden increased from 154.1% of total foreign exchange revenues in 1998 to 221.4% in 2002. See “Debt—External Debt and Debt Management.”

     In addition to the registered economy, Turkey has an unregistered economy, which is substantial, though by definition unquantifiable, and has historically not been reflected in the statistics of the Republic. The unregistered economy includes significant amounts of activity in the agricultural sector and in trade with Azerbaijan, Armenia, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Uzbekistan and Ukraine (collectively, the “Commonwealth of Independent States republics” or the “CIS Republics”). Consequently, trade and other figures may under-report the actual level of economic activity intended to be measured. The Government has been working with the World Bank to bring more untaxed economic activities within the scope of the registered economy, and therefore within the tax base of Turkey. Since 1996, the Government has developed a methodology to account for the portion of the unregistered economy relating to “shuttle trade” with the CIS Republics. See “Foreign Trade and Balance of Payments—Current Account.”

2002-2004 STAND-BY ARRANGEMENT AND WORLD BANK PROGRAMS

     On February 4, 2002, the IMF Board approved a new stand-by arrangement for 2002-2004 (the “2002-2004 Stand-By Arrangement”) that consists of additional international lending of up to SDR 12.8 billion consisting of approximately SDR 9.5 billion in new international lending and approximately SDR 3.3 billion available under the old stand-by arrangement. Of this amount, Turkey had expected to receive SDR 11.2 billion from the IMF in 2002. Following the approval of the 2002-2004 Stand-By Arrangement, Turkey drew SDR 7.3 billion of the SDR 11.2 billion available for 2002.

     On April 15, 2002, Turkey drew its first tranche of the remaining SDR 3.9 billion available from the IMF in 2002, amounting to SDR 867.6 million, following the completion of the first review of the Turkish economy under the 2002-2004 Stand-By Arrangement and IMF Board approval. On June 28, 2002, Turkey drew its second tranche of SDR 867.6 million following completion of the second review and IMF Board approval, and on August 7, 2002, Turkey drew its third tranche of SDR 867.6 million, following the completion of the third review and IMF Board approval.

     In addition, Turkey had expected to receive in 2002 approximately $2.9 billion from the International Bank for Reconstruction and Development (the “IBRD” or “World Bank”) in connection with its structural reforms of the financial, economic, social and agricultural sectors. The release of such funding has been linked to Turkey’s continued efforts to liberalize such sectors and to curtail public expenditures. Only $650 million of the IBRD assistance was released because implementation of the planned structural reforms was delayed as a result of the decision, made in July 2002, to hold early elections in November 2002. The undisbursed amounts under the IBRD structural reform assistance facility remain available to Turkey subject to the continued implementation of structural reforms.

     On April 16, 2002, the World Bank approved a $1.35 billion public and financial sector special adjustment loan for Turkey. The loan is being disbursed in three tranches of approximately $450 million each, based on the satisfaction of certain agreed upon actions. On August 16, 2002, Turkey drew its first tranche of $450 million. However, the Government requested that the World Bank restructure the undisbursed amounts of under the loan on standard IBRD terms. The World Bank responded favorably to such request and the remaining amounts are expected to be disbursed in 2003.

     In addition, the first tranches of the program financing part of the Agriculture Reform Implementation Project Loan (ARIP) and the adjustment part of the Social Risk Mitigation Loan, amounting to $100 million each, were released in 2002. On July 26, 2002, Turkey and the World Bank signed a $300 million loan agreement to support the Government’s basic education program over the next four years. The new Government and the World Bank recently began negotiations regarding the new Country Assistance Strategy to define a strategic framework for the World Bank’s support to Turkey. The new Country Assistance Strategy is expected to be approved by the Board of Directors of the World Bank by the end of September 2003.

FINANCIAL CRISES

     November 2000

     During late November and early December 2000, Turkish financial markets experienced a period of high volatility. Financial difficulties of one medium-sized bank, which was subsequently taken over by the SDIF, and the sell-off by that bank of large stocks of government paper in the secondary market led primary dealers to suspend the posting of rates on government paper. The suspension triggered massive capital outflows, despite the rise in interest rates to up to 200% per year. At the same time, the Central Bank increased the supply of net domestic assets in an effort to alleviate the effects of excessively high interest rates on the banking system. These events, in the context of weaker international market sentiment for emerging economies, led to the Government’s loss of approximately $6.0 billion of foreign exchange reserves. On November 30, 2000, the Central Bank announced that it would no longer provide liquidity to the market in order to stop the loss of foreign exchange reserves. Overnight interest rates rose very rapidly, however, to over 800%. The pressure on financial markets eased with the announcement of Turkey’s request to access the Supplemental Reserve Facility (the “SRF”) of the IMF, and the subsequent positive reaction from the international financial community. On December 21, 2000, the IMF approved a $7.5 billion credit under the SRF and, of this amount, $2.2 billion was disbursed on December 28, 2000. As of December 2000, the total amount of IMF financial support for Turkey from the SRF program and the Stand-By Arrangement was $11.4 billion. In addition, in December 2000, the World Bank’s Board of Executive Directors approved a new Country Assistance Strategy for Turkey that aimed to assist the country in laying the foundation needed to reduce economic vulnerability and included support of up to $5 billion for the period July 2000-June 2003.

     February 2001

     New financial problems arose on February 19, 2001 as a result of a political dispute between then Prime Minister Ecevit and President Sezer. On March 19, 2001, the Government approved an outline of a national program of economic, political, and judicial reforms to prepare the country for accession talks with the EU and to provide a financial recovery plan. On April 14, 2001, then Economic Minister Kemal Dervis announced a program aimed at restoring confidence in Turkey’s economy. Finally, on May 15, 2001, Turkey, the IMF, and the World Bank reached agreement on an approximately $10 billion package, which was in addition to the $6.5 billion in IMF funds to be disbursed under the old Stand-By Arrangement and the SRF, with $3.8 billion drawn immediately within the scope of the sixth and seventh IMF reviews.

     Following the February 2001 financial crisis, banks under the SDIF were financially and operationally restructured and a politically independent board was appointed to govern them. State and DIF banks were removed from the overnight borrowing market and a new management team was appointed for state banks. The private banking system was strengthened as a result of implementation of various initiatives. Banks taken over by the SDIF are resolved through mergers and/or sale.

     Turkey expected to receive loans totaling $19.4 billion from the IMF and World Bank for the period May-December 2001. In early July, however, the IMF and World Bank postponed a scheduled board meeting at which approval of two loan tranches worth $3.3 billion was expected. The loans were delayed pending fulfillment of various required actions, including those relating to the banking system. The BRSA seized five insolvent banks (Bayindirbank, EGS Bank, Kentbank, Site Bank, and Tarisbank) and put them into the SDIF. On July 12, 2001, the IMF and World Bank agreed to disburse the $3.3 billion loan tranches. On August 3, 2001, the IMF released a $1.5 billion loan tranche for Turkey.

     Despite the reforms and new loan installment, the Turkish Lira fell to approximately TL1.5 million to $1 on July 18, 2001. As of July 18, 2001, the Turkish Lira had fallen 54% since it began to float freely in February. The decline followed a disappointing auction of Turkish treasury bonds. The Government intended to raise TL300,000 billion ($200 million) to help repay TL1,095,000 billion of debt that was due on July 18, 2001. The Government sold only TL45,684 billion to private investors, and the interest rate reached nearly 105% on the seven-month bonds, which was the highest rate paid since April 24, 2001. The Central Bank foreign exchange selling rate for U.S. dollars increased to TL1,373,000 the following day, after the resignation of Turkey’s then Communications Minister, Enis Oksuz.

     Turkey was affected by the global economic downturn that began in 2001 and the economic consequences of the September 11, 2001 terrorist attacks in the United States. The full impact of such events on Turkey cannot yet be determined with precision. Although certain key economic indicators in Turkey fluctuated dramatically in the days following the terrorist attacks in the United States, such economic indicators have stabilized and many have returned to pre-September 11, 2001 levels.

GROSS NATIONAL PRODUCT

     In 1998, real GNP grew by 3.9%. Real GNP declined by 6.1% in 1999 as a result of high interest rates, the uncertainty surrounding general elections that took place in 1999 and the earthquakes that struck Turkey. Economic activity started to recover in 2000 and Turkey’s real GNP increased by 6.1%, mainly as a result of a 9.8% increase in domestic demand. In addition to more stable political and economic outlooks and diminished uncertainties, falling interest rates and sizable real interest payments were the main factors behind the sharp increase in domestic demand. After the financial crises of November 2000 and February 2001, GNP declined by 9.5% in 2001.

     The economy seemed to recover in 2002 and Turkey’s real GNP increased by 7.8%, which increase mainly stemmed from increased foreign demand.

     The following table presents the components of real GNP and related figures for the years indicated:

Table No. 2 — Gross National Product

	1998	1999	2000	2001	2002(1)

	(in billions of Turkish Lira)
At constant 1998 prices
GNP	53,518	50,262	53,447	48,351	51,493
Foreign balance(2)	567	1,664	3,190	(1,270)	176

Total domestic demand	54,085	51,926	56,637	47,081	51,669

Allocation of Domestic Demand
Fixed investment
Public	3,359	3,421	4,075	2,880	3,114
Private	9,663	7,817	8,803	6,028	6,010

Total fixed investment	13,022	11,238	12,878	8,908	9,124
Consumption
Public	5,923	6,200	6,447	6,360	6,814
Private	35,463	33,682	36,188	33,171	34,433

Total consumption	41,386	39,882	42,635	39,531	41,247

GNP (at current prices)	53,518,332	78,282,967	125,596,129	176,483,953	273,463,168
Turkish Lira/U.S. dollar (annual average)	260,039	417,581	623,749	1,222,921	1,504,597
GNP (at current prices, millions of dollars)	205,809	187,468	201,357	144,313	181,752
Population (mid-year, in thousands)	64,955	66,106	67,461	68,610	69,749
Per capita GNP (at current prices, in dollars)	3,168	2,836	2,985	2,103	2,606

(1)	Estimate.
(2)	Percentage of change indicates the contributions to GNP growth.
Source: SPO.

GROSS DOMESTIC PRODUCT

     There has been a significant change in the structure of economic activity in Turkey since the 1980s. The share of the industrial sector in GDP rose in the 1980s and has remained relatively stable in the 1990s. The share of the agricultural sector in GDP fell throughout the 1980s but has been relatively stable in the 1990s. The share of the services sector has continued to increase in the 1980s and 1990s. In 2002, the industrial sector, which includes mining, manufacturing and energy, accounted for 25.4% of GDP, compared with 25.7% in 2001. In 2002, the agricultural sector’s share of GDP was 11.9%, compared with 12.1% in 2001, and the services sector was 62.7% of GDP in 2002, compared with 62.2% in 2000. GDP increased by 7.8% in 2002, compared with a decrease of 7.5% in 2001.

     The following table presents changes in the composition of GDP at current prices for the periods indicated:

Table No. 3 — Composition of GDP by Sector

	1998	1999	2000	2001	2002

	(percentage of total)
Agriculture	17.5	15.3	14.1	12.1	11.9
Industry	22.9	23.2	23.3	25.7	25.4
Mining	1.1	1.1	1.1	1.2	1.1
Manufacturing	19.4	19.2	19.2	20.6	20.2
Energy	2.4	2.9	3.0	3.9	4.1
Services	59.6	61.5	62.6	62.2	62.7
Construction	6.0	5.6	5.2	5.2	4.2
Trade	19.9	19.1	20.0	21.0	20.3
Transportation and communications	13.6	14.0	14.2	15.8	15.1
Government	9.4	11.3	10.1	10.4	10.1
Other	10.7	11.4	13.1	9.8	13.0
GDP Total	100.0	100.0	100.0	100.0	100.0

Source: SIS.

     The following table presents real growth in output for GDP for the periods indicated:

Table No. 4 — GDP Growth by Sector

	1998	1999	2000	2001	2002

	(by percentage)
Agriculture	8.4	(5.0)	3.9	(6.5)	7.1
Industry	2.0	(5.0)	6.0	(7.5)	9.4
Mining	9.3	(7.3)	(1.1)	(8.8)	(4.4)
Manufacturing	1.2	(5.7)	6.4	(8.1)	10.4
Energy	5.3	1.3	6.5	(2.1)	8.0
Services	2.4	(4.5)	8.9	(7.7)	7.2
Construction	0.7	(12.5)	4.4	(5.5)	(4.9)
Trade	1.4	(6.3)	12.0	(9.4)	10.7
Transportation and communications	4.9	(2.4)	5.5	(5.3)	5.4
Government	5.9	2.7	2.0	1.6	0.7
Other	1.4	(2.2)	11.2	(11.0)	10.1
GDP Total	3.1	(4.7)	7.4	(7.5)	7.8

Source: SIS.

INDUSTRY

     Turkey has a well-developed and increasingly diversified industrial sector. Since 1995, industrial production has increased primarily as a result of the expansion of domestic demand since the second quarter of 1995. In addition, decreased import costs resulting from the Customs Union with the EU and an increase in investment contributed to the rapid growth of industrial production in 1997.

     In 1998, a tight fiscal policy was implemented in order to control inflation, which resulted in a slowdown in economic activity. In addition, following the Russian economic crisis in 1998, real interest rates increased sharply in response to the outflow of capital. The resulting increase in the cost of financing new investment contributed to the decrease in private investment and consumption. The annual average industrial growth in 1998 was 2.0%. In 1998, industrial production accounted for 22.9% of GDP and approximately 16.8% of total civilian employment.

     In 1999, the industrial sector value added decreased by 5.0%, mainly stemming from the 5.7% decrease in private sector industrial production. The earthquake that struck the northwestern part of Turkey in August 1999 adversely affected the industrial sector. The industrial sector value added accounted for 23.2% of GDP and 17.2% of total civilian employment in 1999.

     In 2000, the industrial sector value added increased by 6.0%, mainly as a result of the 10.5% increase in private sector industrial production, and the industrial sector accounted for 23.3% of GDP and 18.2% of total civilian employment.

     In 2001, the industrial sector value added decreased by 7.5%, which stemmed primarily from the contraction in domestic demand and a decrease in imports. As a result, private sector industrial production declined by 10.7% in 2001. The industrial sector accounted for 25.7% of GDP and 18.3% of total civilian employment in 2001.

     In 2002, the industrial sector value added increased by 9.4%, which increase resulted mainly from the 13.3% increase in private sector industrial production. Industrial production accounted for 25.4% of GDP and 19.2% of total civilian employment.

     Manufacturing and Mining. Turkey’s manufacturing sector is dominated by small and medium-sized firms, typically family-owned, though there are also a number of large conglomerates. Areas of specialization include textiles and ready-to-wear apparel, ceramics and glass, iron and steel, chemicals and light consumer goods. Lignite production is the predominant mining activity in Turkey.

     Value added in the manufacturing industry increased by 10.4% in 2002, compared to a decrease of 8.1% in 2001. Value added in the mining industry decreased by 4.4% in 2002, compared to a decrease of 8.8% in 2001. Mining and manufacturing accounted for 21.3% of GDP in 2002.

     The following table presents industrial output for selected products for the periods indicated:

Table No. 5 — Industrial Output

	Annual					Percentage Change

	1998	1999	2000	2001	2002	1999/98	2000/99	2001/00	2002/01

	(in thousands of metric tons unless otherwise indicated)					(percentage)

Mining
Hard Coal(1)	3,335	2,738	3,330	3,639	3,132	(17.9)	21.6	9.3	(9.0)
Lignite(1)	65,084	64,897	59,686	56,543	48,186	(0.3)	(8.0)	(5.3)	(14.8)
Crude Oil	3,224	2,939	2,748	2,551	2,440	(8.9)	(6.5)	(7.2)	(4.3)
Manufacturing
Filtered Cigarette (tons)	121,719	119,291	122,929	126,082	131,366	(2.0)	3.0	2.6	4.2
Raki and Beer (milliliters)	769	748	759	764	796	(2.7)	1.4	0.7	4.1
Newsprint	10	68	128	88	54	574.6	87.0	(31.0)	(38.5)
Craft Paper	54	37	41	43	37	(31.9)	13.0	3.4	(12.7)
Sulfuric Acid	1,007	832	659	576	630	(17.4)	(20.8)	12.6	9.3
Polyethylene (tons)	223,444	216,537	224,592	206,526	201,380	(3.1)	3.7	(8.0)	(2.5)
PVC+PCC Comp. (tons)	199,645	191,327	176,631	147,174	156,539	(4.2)	(7.7)	(16.7)	6.4
LPG	839	772	712	732	758	(8.0)	(7.8)	2.8	3.5
Naphtha	1,979	1,963	1,910	2,056	1,525	(0.8)	(2.7)	7.6	(25.9)
Gasoline	3,713	3,412	2,758	3,027	3,831	(8.1)	(19.2)	9.7	26.6
Gas Oil	8,024	7,932	6,919	7,579	7,736	(1.2)	(12.8)	9.5	2.1
Fuel-Oil	6,708	6,584	6,532	7,250	6,835	(1.9)	(0.8)	11.0	(5.7)
Bottles and Glass Articles	1,168	1,066	1,142	1,141	1,242	(8.7)	7.1	(0.1)	8.9
Crude Iron	5,087	5,181	5,333	5,289	5,012	1.8	2.9	(0.8)	(5.2)
Steel Ingot	13,166	13,816	13,596	14,382	16,046	4.9	(1.6)	5.8	11.6
Blistered Copper (tons)	52,899	43,408	29,951	24,792	19,375	(17.9)	(31.0)	(17.2)	(21.8)
Alumina (tons)	157,082	159,122	161,228	145,993	152,869	1.3	1.3	(9.4)	4.7
Cement	36,590	34,216	36,237	30,125	32,577	(6.5)	5.9	(16.9)	8.1
Tractor (no.)	54,332	24,864	35,908	15,054	10,371	(54.2)	44.4	(58.1)	(31.1)
Automobile (no.)	221,218	222,119	305,603	226,795	259,812	0.4	37.6	(25.8)	14.6
Truck (no.)	30,900	13,086	28,327	7,056	12,223	(57.7)	116.5	(75.1)	73.2
Bus and Minibus (no.)	35,562	31,545	46,841	12,446	15,506	(11.3)	48.5	(73.4)	24.6
Energy
Electrical Energy (Mil. Kwh)	110,990	116,441	124,922	122,725	129,364	4.9	7.3	(1.8)	5.4
Value Added in Industry (at 1987 Prices)	33,494	31,814	33,736	31,207	34,142	(5.0)	6.0	(7.5)	9.4

(1)	Pithead production.
Sources: SIS, SPO.

     Energy

     Geographically, Turkey is in close proximity to 70% of the world’s energy resources. In 2002, Turkey imported 74.4% of its total energy requirements. In 2002, petroleum imports constituted 41.6% of total energy consumption. In addition, Turkey imported 9.6 million metric tons oil equivalent of coal and 15.8 million metric tons oil equivalent of natural gas in 2002.

     In 1989, approximately 64% of Turkey’s crude oil imports came from Iraq. Following the UN’s embargo on Iraq, Turkey met its oil import needs from other sources, principally Saudi Arabia and Iran, although the cost (including transportation costs) of such imports increased substantially. Since 1995, Iraq has been permitted to sell a limited amount of oil in exchange for food, medicine and other humanitarian products. In 2002, 5.2% of Turkey’s total crude oil imports originated from Iraq, compared to 2.4% in 2001 and 18.9% in 2000.

     The following table presents Turkey’s oil imports by sources for the years indicated:

Table No. 6 — Oil Imports

	1998	1999	2000	2001	2002

	(in millions of metric tons)
Iran	4,471	4,754	3,793	4,894	4,539
Libya	3,276	3,644	3,594	4,414	3,900
Saudi Arabia	5,441	3,630	3,726	3,525	3,865
Syria	2,207	2,137	2,218	2,432	2,404
Algeria	1,019	682	—	80	267
Egypt	2,280	99	—	—	103
Iraq	3,108	4,775	4,087	563	1,238
Kazakstan	992	723	273	43	—
Russian Federation	863	2,494	2,224	4,582	3,927
Mexico	77	—	—	—	—
Georgia	—	—	—	141	—
Italy	—	—	—	—	504
Tunisia	—	44	—	71	65
Others	—	—	1,756	2,639	2,850

Total Crude Oil Imports	23,735	22,984	21,671	23,243	23,662
Petroleum Products Imports	5,023	5,585	8,622	5,763	7,338

Source: Ministry of Energy and Natural Resources.

     GAP Project

     Energy development and power generation have been priority areas for public investment. In particular, Turkey is developing hydroelectric sources and embarked on a power and irrigation project (known as the “GAP Project”) in Southeastern Anatolia in the early 1980s. The GAP project region covers an area of 27,340 square miles, which corresponds to approximately 9.5% of the total area of Turkey. The GAP Project is a combination of 13 major installations primarily for irrigation and hydroelectric power generation. The GAP Project includes the construction of 22 dams and 19 hydroelectric power plants on the Euphrates and the Tigris rivers and their tributaries. It is planned that upon completion of the GAP Project, which is scheduled for 2010, approximately 1.8 million hectares (4.47 million acres) of land will be irrigated, and its power generating capacity will be approximately 7,500 MW. The total cost of the GAP Project is expected to be $32 billion (excluding expropriation and overhead costs). The installed capacity of GAP Project hydropower plants in operation as of April 2003 was 5,477 MW (74% of the total generating capacity of the GAP project). In addition, as of April 2003, approximately 11% of the total irrigation was completed, approximately 9% was under construction and approximately 80% was at final design level.

     Natural Gas

     Turkey is utilizing natural gas, from its own reserves and abroad, to an increasing extent. In 2002, primary natural gas supply amounted to 17.1 bcm (from BOTAS) or approximately 20% of the total energy supply. In addition, two power plants, Hamitabat and Ambarli in Thrace, have been producing electricity from natural gas since 1987 and 1988, respectively. The use of natural gas by the industrial sector began in 1989 and natural gas was first supplied to Ankara for residential and commercial purposes in 1988. At present, natural gas is used in Istanbul, Ankara, Bursa, Izmit, Adapazar, and Eskisehir.

     Turkey began importing 6 bcm of natural gas from the former Soviet Union in 1987. In 1998, Turkey began importing another 8 bcm of natural gas through Turusgas (a BOTAS, GAXPROM, GAMA joint venture). Moreover, an agreement was signed with the Russian Federation in 1997 to import an additional 16 bcm of natural gas through a pipeline beneath the Black Sea. In addition, Turkey and Russia have signed an agreement for the transportation of Russian natural gas to Turkey through the Blue Stream project. The Blue Stream project consists of three sections: (i) a 370 km pipeline system in the Russian Federation, (ii) two parallel lines of 382 km and 390 km each to run beneath the Black Sea, and (iii) a 501 km pipeline in Turkey. In addition, Turkey and the Russian Federation signed an “Action Plan for Cooperation between Turkey and the Russian Federation in Eurasia” on November 16, 2001.

     In order to diversify the natural gas supply sources and increase the supply security of Turkey, Turkey and Algeria entered into a 20-year term LNG Purchase Agreement in 1988. The volume of LNG imports from Algeria increased from two bcm to four bcm in 1995. In addition, BOTAS and Nigeria signed an LNG Sale and Purchase Agreement in 1995 for 1.2 bcm of natural gas equivalent of LNG. Turkey and Iran entered into a Natural Gas Sale and Purchase Agreement in 1996 for the supply of 10 bcm of natural gas to Turkey.

     Turkey has also entered agreements with Turkmenistan and Azerbaijan for the purchase of natural gas. Turkey and Egypt entered into a Natural Gas Sales and Purchase Agreement pursuant to which natural gas is imported from Egypt via a pipeline through the Mediterranean Sea. The agreement with Egypt is held outside the scope of the Natural Gas Market Law. Turkey and Iraq entered into a Frame Agreement in 1996 for the Supply of 10 bcm of natural gas. Planning studies show that natural gas demand in Turkey will be 55 bcm in 2010 and 82.7 bcm in 2020. In 2002, 11.40 bcm natural gas was imported from the Russian Federation and 0.65 bcm and 1.25 bcm of natural gas equivalent of LNG were imported from Algeria and Nigeria, respectively.

     The Natural Gas Market Law (Law No. 4646), which went into effect May 2, 2001, is intended to attract foreign capital to the natural gas sector. Pursuant to the Natural Gas Market Law, the BOTAŞ monopoly structure (which owns pipeline infrastructure for oil and natural gas transmission, LNG terminals, and natural gas distribution facilities) will be eliminated, supply, transmission and distribution activities in the natural gas market will be organized and current legislation and applications will be harmonized with EU regulations. The Energy Market Regulatory Authority was established to implement the goals of the Natural Gas Market Law and to regulate the natural gas market.

     Baku-Tblisi-Ceyhan Crude Oil Pipeline

     Turkey views the East-West Energy Corridor, which links the Caucasus and Central Asia to Europe, as essential for the integration of the region. The two main components of the East-West Energy Corridor are the Baku-Tblisi-Ceyhan Crude Oil Pipeline and the Baku-Tblisi-Erzurum Natural Gas Pipeline.

     Negotiations to construct the Baku-Tblisi-Ceyhan Crude Oil Pipeline were finalized in October 2000 in Ankara. The Baku-Tblisi-Ceyhan Crude Oil Pipeline will be a 1,730 kilometer pipeline for transferring petroleum resources from Baku, the capital of Azerbaijan, in the oil-rich Caspian region, to Ceyhan, Turkey, on the Mediterranean coast, via Tblisi, Georgia. The Land Acquisition and Construction phase of the project, which is being led by BOTAS, was initiated in September 2002. The capacity of the pipeline will be 50 million tons of crude oil per annum. The Baku-Tblisi-Ceyhan Crude Oil Pipeline is expected to be operational by 2005. The Baku-Tblisi-Ceyhan Crude Oil Pipeline is expected to provide a secure alternative route for petroleum transportation. The current route utilizes existing pipelines through the Russian Federation (across the Caucasus region) to Novorosisk, Russia, on the Black Sea coast, where it is transferred through the Bosphorus and the Dardanelles.

     The Baku-Tbilisi-Ceyhan Crude Oil Pipeline is sponsored by a group of petroleum companies, including SOCAR, Unocal BTC Pipeline Ltd, Statoil BTC Caspian As, TPAO, ENI, TotalFinaElf, Itochu Oil Exploration (Azerbaijan) Inc., INPEX, ConocoPhillips, and Amerada-Hess (BTC) Ltd., and is led by

BP Exploration (Caspian Sea) Ltd. Intergovernmental Agreements and Host Country Agreements have been executed among Azerbaijan, Georgia and Turkey and the group of petroleum companies.

     The Baku-Tblisi-Erzurum Natural Gas Pipeline will carry Azeri gas to Turkey through Georgia. It is also the first portion of the Trans-Caspian Natural Gas Pipeline project which is intended to ship natural gas from Turkmenistan to Europe. The legal framework for the Baku-Tblisi-Erzurum Natural Gas Pipeline project has been completed.

     The transportation of Caspian oil and natural gas resources through multiple pipelines will enable the European countries both to diversify and secure their energy supplies. The interconnection of the natural gas pipeline networks of Turkey and Greece within the southern European gas ring project may constitute an essential component in Europe’s energy diversification in the future.

     Electricity

     The electricity sector in Turkey was dominated by two state-owned companies, the Turkish Electricity Generation and Transmission Company (TEAS) and the Turkish Electricity Distribution Company (TEDAS). The Electricity Markets Law, which was enacted on February 20, 2000 and became effective on March 3, 2001, was intended to unbundle the activities of the electricity market, to enable liberalization of the electricity market and to provide for fair and transparent market regulation. In accordance with the Electricity Markets Law, TEAS was subdivided into three separate companies, which cover electricity generation (Electricity Generation Corp. (EUAS)), electricity trading (Turkish Electricity Trading and Contracting Corp. (TETTAS)) and electricity transmission (Turkish Electricity Transmission Corp. (TEIAS)). The Electricity Markets Law is implemented by the Electricity Market Regulatory Authority.

     The Electricity Markets Law contemplates, among other things, the following issues: licensing, establishment of tariffs and market monitoring; participation in defined market segments; non-discriminatory regulated third-party access to the transmission and distribution systems; incentives for the usage of renewable energy sources; competition in the industry; and privatization of the portions of the sector.

     Under the new system, EUAS is responsible for operating most of the generation plants (thermal, hydraulic and geothermic). In 2001, the installed capacity of EUAS, along with its affiliates, comprised approximately 75% of the total installed capacity in Turkey. EUAS and its affiliates generated approximately 70.4% of the energy generated in Turkey in 2001. TEIAS operates high voltage transmission systems in Turkey and is a monopoly in the sector. TETTAS purchases energy that is generated by EUAS and other private sector plants, as well as some energy, and sells such energy to electricity distribution companies and also exports it.

     Turkey consumed 132 billion kilowatt-hours (kWh) of electricity in 2002, and an increase in demand for power of 9.6% and 8.6% is expected for the 2003-2005 period and the 2006-2010 period, respectively. Several models such as the Build-Operate-Transfer (the “BOT Model”), the Build-Own-Operate (the “BOO Model”), the Transfer of Operating Rights (the “TOOR Model”) and the autoproduction model have been developed to provide effective means to attract foreign and domestic investment to develop energy generation companies.

     The BOT Model is a project development and financing model whereby private sector sponsors make equity investments in a private entity (the “Project Company”) to which the Government also contributes and which is established solely for the purpose of implementing a particular project. The Project Company builds the project, operates it for a period of time sufficient to generate the envisaged return and then transfers it to the Government. A standard BOT contract has a term of up to 99 years, after which ownership of all assets is transferred to the Government at no cost. The application of the BOT Model to energy production is based on Law No. 3096, which was enacted in 1984, and various amendments thereto. This law administers the assignment of the production, transmission, distribution and marketing of electricity to private entities other than the Turkish Electricity Company (TEAS) and the

Turkish Electricity Distribution Company (TEDAS). Under this law, companies are allowed to generate, transmit and distribute electricity nationwide and sell electricity to TEDAS and TEAS. As of the end of 2002, 23 BOT projects for power plants (17 hydroelectric, four natural gas, and two wind) with an installed capacity of 2.29 GW were in operation. In addition, two BOT projects with an installed capacity of 101.8 MW are underway.

     The BOO Model was also developed for energy production projects. The BOO Model allows private investors to finance, build and operate power plants without the required transfer to the Government. However, the power plants that are built under the BOO Model must sell 85% of the electricity generated to TETTAS for a maximum period of 20 years. As of the end of 2002 five BOO agreements (four natural gas and one imported coal) were approved for 5.9 GW capacity.

     The TOOR Model, which indirectly privatizes existing power plants, permits private companies to operate existing power plants by acquiring their operational rights. The TOOR Model is intended to increase the efficiency of transferred power plants and rehabilitate such plants without TEAS bearing the capital cost. In order to implement the transfer of operating rights of distribution facilities, Turkey is divided into 33 regions based on energy consumption and levels of industrialization. Transfer of a 620 MW thermal power station (Cayirhan) and 30.1 MW of hydro capacity (Hazar I & Hazar II) has been completed. Nine other contracts (six signed, three initiated) exist for the transfer of power plants with an aggregate capacity of 4.9 GW.

     The autoproduction model, which is aimed at enabling the private sector (including industrial plants, residential complexes of more than 5,000 dwellings, hotels, industrial zones, universities and municipal institutions) to generate their own electricity. At present, 131 autoproduction plants generate an annual power output of 23 billion kWh with an installed capacity of 3,650 MW. Agreements have been finalized for 60 autoproducer applications with a total capacity of 2,030 MW. Pursuant to the Electricity Markets Law, the Electricity Market Regulatory Authority reviews auto producer applications.

     Turkey has already established interconnections to import and export electricity with Azerbaijan (Nahcievan), Armenia, Iraq, Syria, Iran, Bulgaria, and Georgia through existing interconnections. Turkey will be able to begin importing 400 kVelectricity from Turkmenistan (through Iran) via the Khoy (Iran) – Baskale (Turkey) Project. To utilize the interconnections efficiently, Turkey participates in various regional and inter-regional interconnection programs including the following: the East-West European Interconnection, the Southeast European Countries Interconnection, the Mediterranean Interconnection, the Six Countries Interconnection (Turkey, Syria, Lebanon, Jordan, Iraq and Egypt, formerly known as the Five Countries Interconnection (excluding Lebanon)), the Black Sea Countries Interconnection, the Caucasus Countries Interconnection, and the East-West corridor (including high voltage lines to connect the Republic of Macedonia with Albania and Bulgaria).

     On August 11, 1999, a declaration of common intent was announced for the construction of a 400 kV interconnection line between Turkey and Greece. Project studies among Turkey, Bulgaria, Yugoslavia and Greece determined that the combination of the Turkish Power System with the West and Central European Systems (UCTE and CENTREL) over the Balkan countries was feasible and beneficial. As a result, routing studies of the Turkey-Greece Interconnection line were commenced and border-crossing points were established. One of the main objectives in the energy sector is the integration of the Turkish power system with the UCTE grid. TEIAS (Turkish Electricity Transmission Corp.) and the Public Power Corporation of Greece entered into a Memorandum of Understanding on March 28, 2002. According to the Memorandum, the construction of the Turkey-Greece interconnection line should be completed by 2006.

     In addition, pursuant to a Long Term Contract dated May 5, 1999 with the Bulgarian National Electricity Company, Turkey will purchase four billion kWh per year electrical energy from Bulgaria during the period 2001-2008. In return for its purchase of electrical energy, Turkish companies will be permitted to participate in infrastructure projects in Bulgaria. As provided in the Long Term Contract, Turkey and Bulgaria completed the construction of a 400 kV interconnection line in September 2002.

     The Six Countries Interconnection Project also continues to move forward. The Turkish portion of the Turkish-Syrian part of the project was completed in 1998 and the Syrian portion is expected to be completed in 2003. The interconnections between Egypt-Jordan and Jordan-Syria became operational in 1998 and 2001, respectively.

     The Commission has assessed Turkey’s strategic role in the transportation of oil and natural gas to European markets. Within the framework of the EU INOGATE Program, the plans for a natural gas pipeline between Turkey and Greece were initiation; the goal of such pipeline was to establish the South European Gas Ring (which would facilitate access by the European markets to the resources of the Caspian Sea Basin, Russia, the Middle East, southern Mediterranean countries and other international sources. As the first step of the South European Gas Ring Project, the Interconnector Turkey-Greece (ITG) Project began in July 2000 and the Concluding Statement was signed by the Commission, Turkey and Greece.

     Technical studies and economic feasibility study of the Project were completed. The Comission has agreed to finance 50 % of the cost of engineering and environmental studies of the Interconnector Turkey Greece Project. The Grant Agreement was signed in December 2002. The Intergovernmental Agreement was signed in February 2003 and the negotiations of the Natural Gas Sale and Purchase Agreement are ongoing. Turkey will supply some of Greek demand by 2005. The interconnection line between Turkey and Greece will be extended to Europe through multiple routes.

     Studies relating to the extension of the Turkey-Greece Natural Gas Pipeline Project to Italy are currently underway among BOTAS, the Italian firm EDISON and the Greek Public Gas Corporation (DEPA). The Turkey-Greece Natural Gas Pipeline Project would be extended to Italy by a pipeline passing through the Adriatic Sea. As an additional corridor, in April 2003, BOTAS and DEPA signed a protocol with the respective gas companies of Bosnia-Herzegovina, Croatia, Slovenia, Serbia-Montenegro, Macedonia and Albania.

     In October 2002, Turkey entered into a Cooperation Agreement with Austria, Hungary, Romania and Bulgaria to begin technical and financial studies relating to interconnections.

     The following table presents Turkey’s energy supply (by resource) for the years indicated:

Table No. 7 — Energy Supply

	1998		1999		2000		2001		2002

		%		%		%		%		%
	MTOE(1)	of total	MTOE(1)	of total	MTOE(1)	of total	MTOE(1)	of total	MTOE(1)	of total

Domestic Production
Petroleum	3.4	4.6	3.1	4.2	2.9	3.6	2.7	3.6	2.5	3.2
Coal	13.9	18.6	13.3	17.9	13.3	16.4	12.9	17.0	11.6	14.8
Hydroelectric	3.6	4.8	3.0	4.0	2.6	3.2	2.0	2.6	2.9	3.7
Natural gas	0.5	0.7	0.7	0.9	0.6	0.7	0.3	0.4	0.4	0.5
Other	7.9	10.6	7.6	10.2	7.5	9.2	7.3	9.6	7.2	9.2

Total	29.3	39.2	27.7	37.3	26.9	33.1	25.2	33.2	24.6	31.4
Imports
Petroleum	30.3	40.6	30.2	40.7	32.0	39.4	30.7	40.4	32.6	41.6
Coal	8.7	11.6	7.8	10.5	10.5	12.9	6.7	8.8	9.6	12.2
Electricity	0.3	0.4	0.2	0.3	0.3	0.4	0.4	0.5	0.3	0.4
Natural gas	9.3	12.4	11.2	15.1	13.5	16.6	14.9	19.6	15.8	20.4

Total	48.6	65.1	49.4	66.6	56.3	69.3	52.7	69.3	58.3	74.4
Exports
Petroleum(2)	3.0	4.0	3.4	4.6	2.0	2.5	3.2	4.2	4.4	5.6
Electricity	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	3.0	4.0	3.4	4.6	2.0	2.5	3.2	4.2	4.4	5.6
Stock changes	(0.1)	(0.1)	0.5	2.7	0.3	0.4	1.1	1.4	(0.1)	(0.1)

	1998		1999		2000		2001		2002

		%		%		%		%		%
	MTOE(1)	of total	MTOE(1)	of total	MTOE(1)	of total	MTOE(1)	of total	MTOE(1)	of total

Statistical error	(0.1)	(0.1)	0.0	0.0	(0.3)	(0.4)	0.2	0.3	0.0	0.0

Total Supply	74.7	100.0	74.2	100.0	81.2	100.0	76.0	100.0	78.4	100.0

(1)	Million metric tons of oil equivalent. Calorific unit of energy is taken as 860 kcal/10 kwh.
(2)	Includes marine bunkers.
Source: Ministry of Energy and Natural Resources.

AGRICULTURE

     Although the relative role of agriculture in Turkey’s economy has declined over the last decade, it remains an important sector. Moreover, agriculture plays an important role in supplying products to, and creating demand for, products of other sectors. Turkey’s principal agricultural products include wheat, sugar beet, barley, tobacco, grapes, figs, citrus fruits, olives and hazelnuts.

     Agriculture is one of the sectors that is targeted for structural reform under the 2002-2004 Stand-By Arrangement and World Bank programs. Agricultural sector changes in 1999 significantly affected pricing policy, support purchases and subsidies. Wheat prices have been set closer to market rates and, by year-end 2002, wheat prices were set at market prices (in conjunction with the start of the direct income support system).

     The Tobacco Law, which was enacted on January 3, 2002, is intended to foster competition in the tobacco market by opening the market to competition and ensuring that prices are set in a free market, and contemplates the privatization of TEKEL (the state owned alcohol and tobacco monopoly) in 2003.

     Production in the sugar sector, including starch-based sweeteners, is controlled by a quota system. The Government plans to reduce the price it pays for tobacco to market rates and to privatize the tobacco industry. The Sugar Law, which was enacted on May 19, 2001, is intended to stabilize the sugar market by facilitating the privatization of sugar factories, establishing an independent regulatory body to manage the sugar industry and liberalizing pricing policies by factories and producers. According to the Sugar Law, sugar beet prices will be determined by a consensus of sugar factory owners and sugar beet producers. The new determination of prices has been partially implemented. Production in the sugar sector, including starch-based sweeteners, is controlled by a quota system.

     The changes set forth above stem from the Agricultural Reform Implementation Project (the “Agricultural Project”), a $600 million World Bank program that began in 2001. The Agricultural Project has four components: direct income support to farmers rather than price supports; some degree of choice among farmers as to the crops they will grow; elimination of government transfers to agricultural cooperatives and unions; and a public information campaign. Law No. 4572, which is intended to reduce the role of the Government in the marketing and processing of agricultural products by restructuring the Argicultural Sales Cooperatives and Unions, was put into affect in 2000.

     In 2002, agricultural value added increased by 7.1%, compared to a 6.5% decrease in 2001. Agriculture accounted for approximately 11.9% of GDP and 33.2% of civilian employment in 2002.

     Although agricultural production in Turkey is generally less efficient than elsewhere in Europe, Turkey is largely self-sufficient in foodstuffs. Moreover, there have been significant improvements in the quality and productivity of its crops. These crops, such as barley, wheat, maize and soya, have become more readily marketable abroad and are relatively easy to store.

     Upon completion of the GAP Project, a total of approximately 1.8 million hectares (4.47 million acres) of land are expected to be irrigated. See “Economy-Industry-Energy.”

Table No. 8 — Agricultural Output

	Annual					Percentage Change

	1998	1999	2000	2001	2002(1)	1998/97	1999/98	2000/99	2001/00	2002/01(1)

	(in thousands of metric tons)					(percentage)

Cereals
Wheat	21,000	18,000	21,000	19,000	19,500	12.6	(14.3)	16.7	(9.5)	2.6
Barley	9,000	7,700	8,000	7,500	8,300	9.8	(14.4)	3.9	(6.3)	10.7
Maize	2,320	2,297	2,300	2,200	2,100	11.5	(1.0)	0.1	(4.3)	(4.5)
Pulses
Lentils	540	380	260	460	500	4.9	(29.6)	(26.3)	64.3	8.7
Chick Peas	625	560	548	535	650	(13.2)	(10.4)	(2.1)	(2.4)	21.5
Dry Beans	236	237	230	225	250	0.4	0.4	(3.0)	(2.2)	11.1
Industrial Crops
Sugar Beet	22,283	16,854	18,621	12,633	16,395	20.1	(24.4)	11.7	(32.9)	29.8
Cotton	876	886	870	900	979	8.2	1.1	(1.8)	3.4	8.7
Tobacco	251	251	200	145	161	(12.5)	0.3	(20.4)	(27.5)	11.0
Oil Seeds
Cotton	1,400	1,415	1,390	1,438	1,563	8.1	1.1	(1.8)	3.4	8.7
Sunflower	860	950	800	650	850	(4.4)	10.5	(15.8)	(18.8)	30.8
Groundnut	90	95	78	72	90	9.8	5.6	(17.9)	(7.7)	25.0
Tuber Crops
Potatoes	5,250	6,000	5,370	5,000	5,200	2.9	14.3	(10.5)	(6.9)	4.0
Dried Onions	2,270	2,500	2,200	2,150	2,050	8.1	10.1	(12.0)	(2.3)	(4.7)
Fruit Bearing Vegetables
Watermelons and Melons	5,815	5,725	5,805	5,795	6,395	4.6	(1.5)	1.4	(0.2)	10.4
Tomatoes	8,290	8,956	8,890	8,425	9,450	25.6	8.0	(0.7)	(5.2)	12.2
Fruits and Nuts
Grapes and Figs	3,855	3,675	3,840	3,485	3,750	(2.2)	(4.7)	4.5	(9.2)	7.6
Citrus Fruits	1,944	2,263	2,222	2,478	2,493	35.6	16.5	(1.8)	11.5	0.6
Hazelnuts	580	530	470	825	600	41.5	(8.6)	(11.3)	33.0	(4.0)
Apples	2,450	2,500	2,400	2,450	2,200	(3.9)	2.0	(4.0)	2.1	(10.2)
Olives	1,650	600	1,800	600	1,800	223.5	(63.6)	200.0	(66.7)	200.0
Tea	979	1,096	758	525	792	30.1	12.0	(30.8)	8.8	(4.0)
Value Added in Agriculture
(at 1987 prices, billion TL)	16,176	15,369	15,962	14,923	15,978	8.4	(5.0)	3.9	(6.5)	7.1

(1)	Estimated.
Source: SIS.

SERVICES

     The services sector, which accounted for approximately 62.7% of GDP in 2002, compared to 62.2% of GDP in 2001, and 47.6% of total civilian employment (compared to 46.2% in 2001), is composed of a wide range of activities including construction, wholesale and retail trade, tourism, transport and communications, as well as finance and commerce, health, education and social services. In 2002, value added in the services sector increased by 7.2%, compared to a 7.7% decrease in 2000. The decline in the services sector was attributable to decreases in the trade, construction and transportation sectors.

     Trade

     From 1995 to 1997, the domestic trade sector grew significantly, primarily as a result of the expansion of domestic demand. In 1998, as a result of tight fiscal and income policies pursued by the Government and the effects of the Russian and Asian crises on the global economy, domestic demand and output contracted significantly. This, in turn, contributed to the decline in wholesale and retail trade, which grew by only 1.4% in 1998. As the contraction in domestic demand and output continued in 1999, the value added in trade declined by 6.3% in 1999.

     As a result of the sharp decline in domestic demand, wholesale and retail trade value added decreased by 9.4% in 2001, compared to an increase of 12.0% in 2000. Wholesale and retail trade accounted for 21.0% of GDP in 2001, compared to 20.0% in 2000.

     In 2002, wholesale and retail trade value added increased by 10.7% and accounted for 20.3% of GDP.

     Tourism

     Tourism has become a major growth sector in Turkey’s economy, has contributed significantly to foreign exchange earnings, and has generated demand for other activities including transportation and construction. Government policy has been to support and promote growth in the tourism sector in Turkey by expediting improvements in infrastructure and by facilitating private investment in this sector, including both foreign and domestic investment.

     While tourism revenues in 1999 decreased by 27.5% and reached $5.2 billion, tourism revenues in 2000 increased by 46.8% and reached $7.6 billion. This represented approximately 3.8% of GDP in 2000. OECD countries, Turkey’s principal source of visitors, accounted for 61.7% of total tourist arrivals in 2000.

     In 2001, tourism revenues increased reached $8.1 billion, a 5.9% increase. In 2001, the number of foreign visitors to Turkey increased approximately 11.4% compared to 2000.

     Tourism revenues in 2002 reached $8.5 billion, an increase of 4.8%, and the number of foreign visitors increased by 14.0%. Tourism revenues accounted for 4.7% of GDP in 2002.

     The following table presents overall tourist arrivals, receipts and the percentage increase in receipts for the years indicated:

Table No. 9 — Tourism

			% Increase in
Year	Total Arrivals	Total Receipts	Total Receipts

	(in thousands)	(in millions of U.S. dollars)	(percentage)
1998	9,431	7,177	2.5
1999	7,487	5,203	(27.5)
2000	10,428	7,636	46.8
2001	11,620	8,090	5.9
2002	13,248	8,481	4.8

     Transport and Communications

     Modernization of transport and communications has been a priority of the public sector in the past decade, and since 1997 this sector has received, on average, approximately 34% of total public sector investment. Including private sector investments in transport, approximately 25% of gross fixed capital formation has been allocated to transportation and communication since 1997.

     Major projects have included the construction of motorways, the modernization of the Turkish Airlines fleet, the expansion of airports and air traffic control systems, railway improvement, and the continuing improvement of road standards to a higher load/axle basis in intensive traffic areas. Modernization of the telecommunications system has extended telephone service throughout the country.

     The most significant project in the transport and communications sector is the 580-mile Turkish section of the Trans-European highway, part of which is an express highway between İstanbul and Ankara.

Construction of the highway, part of which was damaged by the 1999 earthquake, is expected to be completed in 2004. The highway seeks to exploit Turkey’s strategic location for trade between Europe and the Middle East.

     Value added in transportation and communications increased by 5.4% in 2002, compared to a 5.3% decrease in 2001. Transportation and communications accounted for 15.1% of GDP in 2002, compared to 15.8% in 2001.

     Construction

     The importance of the construction sector is underscored by the role of housing, particularly the activities of the Mass Housing Fund and the former Public Participation Administration, the development of industrial facilities and commercial buildings, and the implementation of public infrastructure improvements.

     In 1998, the growth rate in the construction sector increased by only 0.7% as a result of the tight fiscal and income policies pursued by the Government and the resulting contraction in demand and output. The construction sector’s growth rate declined by 12.5% in 1999 as a result of a slowdown in economic activity resulting from the earthquakes in 1999. Value added in the construction sector grew by 4.4% in 2000, mainly as a result of increased construction activity following the 1999 earthquakes. In 2001, however, value added in the construction sector decreased by 5.5% as a result of the economic crises. In 2002, construction accounted for 4.2% of GDP. In 2001, construction accounted for 5.2% of GDP, compared to 5.2% in 2000. The growth rate of the construction sector declined by 5.5% and 4.9% in 2001 and 2002, respectively.

EMPLOYMENT AND WAGES

     The total civilian labor force in Turkey was 22.7 million people in 2002. Turkey has a large reservoir of unskilled and semi-skilled workers. Turnover in the labor force has been high in certain industries, particularly those that are labor-intensive. During the period from 1998 to 2002, the total civilian labor force increased at an average annual rate of approximately 0.8%%. The Employment and Training Project, implemented in 1993, which trains the unemployed and provides them employment guarantees through the Labor Placement Office, trained 84,957 people by the end of 2000.

     Total civilian employment was 20.3 million in 2002, of whom approximately 33.2% were employed in agriculture, 19.2% in industry and 47.6% in services. In 2002, the labor force participation rate remained stable at approximately 48.7%. In 2001, there were approximately 751,958 public sector workers and 2,236,050 civil servants, compared to approximately 762,684 public sector workers and 2.2 million civil servants in 2000. At the end of 2002, the rate of unemployment was 10.6%, compared to a 8.5% rate of unemployment in 2001.

     In 1998, Law No. 4325 was enacted to encourage the private sector to create new employment opportunities in less developed regions of Turkey. The law provides benefits, such as payment by the Treasury of the employer’s share of an employee’s social security premiums and income tax deferrals, to employers who create employment opportunities in such less developed regions.

     The following table sets forth information with respect to the labor force and employment in Turkey for the dates indicated:

Table No. 10 — Employment

			Fourth	Fourth	Fourth
	October	October	Quarter	Quarter	Quarter
	1998	1999	2000	2001	2002

	(in thousands)
Civilian labor force	22,929	22,925	22,031	22,269	22,699
Civilian employment
Agriculture	8,777	8,595	7,103	7,217	6,745
Industry	3,614	3,664	3,738	3,734	3,888
Services	9,000	8,976	9,748	9,416	9,654

	21,393	21,236	20,579	20,367	20,287
Unemployed	1,536	1,689	1,452	1,902	2,412
Unemployment rate (%)	6.7	7.4	6.6	8.5	10.6

Source: SIS, results of Labor Force Survey.

     The collective bargaining system in Turkey covers workers in the public and private sectors. The public sector is defined to include state-owned enterprises, but not the civil service, which includes teachers and government employees. The number of employees covered by collective bargaining agreements increased to approximately 775,478 in 2001 from 219,434 in 1998 (collective bargaining agreements are renewed every two years). In 2001, salaries of civil servants who are not covered by the collective bargaining system were increased two times a year (in January and in June) by the Government, taking into account the prevailing conditions in the economy. In addition, in the period between June and December 2001 salaries were adjusted at a rate in accordance with the monthly increase of the CPI.

     On May 22, 2001, the Government renewed a two year employment agreement with the public sector workers’ union. The agreement provided for an increase of public sector wages by 15% for the first half of the first year of the agreement and 15% for the second half of the first year of the agreement. For each of the first and second halves of the second year of the agreement, public sector wages will increase 10%. The rate increases were calculated in line with targeted CPI increases; however, if CPI is realized above 15% and 10% in each of the first and second years, respectively, then 80% of the difference will be added to wage increases to be paid to public sector workers.

     In 1999, the nominal wages (net) in the public sector increased by approximately 134.3%, while those of the workers in the private sector who were covered by collective bargaining agreements increased by 84.0%. Net real wages (deflated by consumer prices) increased by 42.0% in the public sector, while net real wages in the private sector increased by 11.6% as compared to 1998. In 2000, nominal wages (net) in the public sector increased by approximately 65.7% while nominal wages of the workers in the private sector who were covered by collective bargaining agreements increased by 56.5% in 2000. Net real wages in the public sector increased by 6.9% while net real wages in the private sector decreased by 14.9% in 2000. In 2001, net real wages in the public sector decreased by 11.5%.

     In 2001, labor costs in the public sector increased by 43.7% in nominal terms and decreased by 11.1% in real terms while labor costs in the private sector increased by 33.1% in nominal terms and decreased by 17.7% in real terms. In 2002, labor costs in the public sector increased by 29.1% in nominal terms, but decreased by 14% in real terms.

     The annual nominal average increase in civil servants’ salaries (net) was 53.3% in 2002. This represented a 5.7% increase in real terms as compared to 2001. The increase in labor costs (including salaries and benefits) for civil servants in 2002 was 54.3% in nominal terms and 2.8% in real terms. The minimum wage (net) increased by 56.6% on an annual average basis in 2002, which resulted in an increase of 8.0% in real terms.

     The following table sets forth the real and nominal changes in costs of labor to public and private employers from the prior year for the public and private sectors and civil servants for the years indicated:

Table No. 11 — Changes in Labor Costs(1)

	Public Sector		Private Sector(2)				Civil Servants

	Nominal	Real	Nominal		Real		Nominal	Real

			(percentage change)
1998	72.8	0.6	99.5		16.1		77.7	3.4
1999	108.3	36.1	76.4		15.2		69.5	(10.7)
2000	82.9	20.8	71.8		13.4		33.7	(11.7)
2001	43.7	(11.1)	33.1		(17.7)		45.9	(9.7)
2002	29.1	(14.0)	--	(3)	--	(3)	54.3	2.8

(1)	Deflated by the WPI. Labor costs presented in this table include costs of employment in addition to wages.
(2)	Figures represent a selective sample of wages covered by the collective bargaining agreements between TISK, the confederation of employer unions, and trade unions.
(3)	Not available.
Source: SPO.

     The Constitution recognizes the rights of workers and employers to form labor unions, employers’ associations and other organizations in order to safeguard and develop their economic and social rights and the interests of their members, consistent with the characteristics of the Republic as defined in the Constitution and with democratic principles. A series of Constitutional amendments adopted in 1995 removed certain restrictions on activities of trade unions and associations, including restrictions on direct political activity, contributions from and to political parties and collective activity with other associations, foundations and professional organizations. In addition, the right of civil servants to establish trade unions was recognized.

     The Constitution also stipulates, however, that the right to strike and to engage in lockouts are not to be exercised in a manner contrary to the principle of good faith, to the detriment of society or in a manner damaging to national wealth. Workers have the right to strike if a dispute arises during the collective bargaining process. Law No. 2822, enacted in 1983 to regulate collective labor agreements, strikes and lockouts, defines a lawful strike as one with the object of safeguarding and improving the economic and social conditions of workers. This law also expands the definition of unlawful union activity to include strikes for political purposes, general strikes, deliberate reduction of production and occupation of the workplace, while imposing strict regulations on workers’ conduct during a strike.

     As of July 2001, approximately 2.6 million workers were members of a trade union, compared to 2.5 million workers in 2000. The total number of workers was approximately 4.6 million in 2001.

INFLATION

     In 1996, the State Institute of Statistics introduced revised indices for measuring consumer and wholesale price inflation in order to reflect the general social, economic and cultural changes in Turkey, some of which resulted from the change in the nature and ownership of production through the privatization of the state economic enterprises. These changes cumulatively rendered the shares of public and private sectors and the commodity weights used in the old indices (in which the base year was 1987) less accurate indicators of the economy. Relative to the old indices, the new indices (in which the base year is 1994) have lower weightings for agricultural, mining and energy components and higher weightings for manufactured products.

     In July 1997, the Government announced a program of stabilization policies and structural reforms to be implemented in 1998 to address chronic inflation, which the Government stated was due in large part to the size of Turkey’s budget deficit. As part of this program, public sector prices were adjusted. In addition, an anti-inflation protocol, which gave the Central Bank more independence by allowing it to determine interest rates and monetary policy while restricting the Treasury’s ability to borrow from the Central Bank to finance deficits, was signed between the Treasury and the Central Bank.

     In June 1998, the Government entered into a Staff Monitored Program with the IMF, under which the IMF staff monitors Turkey’s economic performance on a quarterly basis. See “Financial System — Monetary Policy.” In 1998, tight fiscal and income policies, a contraction in domestic demand and controlled increases in wages, salaries and agricultural support prices contributed to the decline of WPI and CPI.

     Wholesale price index inflation declined to 48.2% in March 1999, but wholesale price index inflation accelerated through the rest of 1999 primarily as a result of rising public sector prices and oil prices. In 1999, WPI increased at a rate of 62.9% and consumer price index increased at a rate of 68.8%, compared to increases of 54.3% and 69.7%, respectively, in 1998.

     Inflation rates remained high during the first two months of 2000. This was primarily due to severe winter conditions, the rise in international oil prices, the pass-through impact of the acceleration of public sector price adjustments and the rapid depreciation of the Turkish Lira in the last two months of 1999. After the impact of such temporary factors diminished and implementation of the disinflation program strengthened the confidence in macroeconomic policies, monthly price increases slowed considerably in March 2000. As a result, at the end of the year 2000, the wholesale price index and the consumer price index decelerated to 32.7% and 39.0%, respectively.

     On February 22, 2001, the Government allowed the Turkish Lira to float freely against other currencies, rather than keeping it loosely pegged to the U.S. dollar and the Euro under the so-called “crawling peg” regime established by the old Stand-By Arrangement. The floating of the Turkish Lira effectively allowed a devaluation of the Turkish Lira, which fell nearly 30%, and the Central Bank was forced to inject $4.5 billion, or one-sixth of its cash reserves, into the currency markets. The Government’s targets for consumer price index and wholesale price index between December 2000 and December 2001 were originally 12.0% and 10.0%, respectively. These targets were revised to 58.0% for CPI and 66.0% for WPI after the February 2001 financial crisis.

     Following the September 11, 2001 terrorist attacks in the United States, uncertainties in the international money and exchange markets adversely affected nominal exchange rates and interest rates in the domestic market and inflation rates increased in September and October. News of additional IMF funding positively affected the economic climate and the Turkish Lira began to increase in value against the U.S. dollar in November 2001. As a result, at year-end 2001, WPI and CPI were 88.6% and 68.5%, respectively.

     At year-end 2002, WPI and CPI were 30.8% and 29.7%, respectively. On an annual basis, wholesale price index declined by 57.8% and consumer price index declined by 38.8% in 2002 compared to 2001, which can be attributed to weak domestic demand, the real appreciation of the Turkish Lira against the US dollar and its effect on core inflation, tight monetary policies of the Central Bank and strict income policies in the public sector. Despite the general elections in November 2002, the primary surplus was 4.7% of GNP.

     The following table presents the percentage changes in wholesale and consumer prices for the years indicated:

Table No. 12 — Inflation(1)

	Wholesale	Consumer
Year	Price Index	Price Index

	(percentage change)
1998	54.3	69.7
1999	62.9	68.8
2000	32.7	39.0
2001	88.6	68.5
2002	30.8	29.7

(1)	Base year = 1994.
Source: SPO.

EDUCATION

     According to the State Planning Organization, total student enrollment in the educational year 2000-2001 was 14.6 million, of whom 71.8% were in elementary school, 11.6% were in high school, 6.2% were in vocational and technical school and 10.3% were in university. The adult literacy rate increased sharply from 85.8% to 87.5% between 1998 and 2002.

     In August 1997, the Assembly enacted a bill to increase mandatory primary state education from five years to eight years, commencing in the educational year 1997-1998, in order to improve the education level of the population and to limit effectively enrollment in religious schools. The bill was one of a number of reforms intended to reinforce the secular nature of the Constitution. In order to finance the educational reform, a higher level of educational expenses was necessary. To meet these expenditures, new fees and taxes were imposed on weapons licenses, cellular telecommunications and airline ticket purchases.

ENVIRONMENT

     During the 1990s, Turkey experienced increasing environmental pressures as a result of rapid urbanization and rapid sectoral growth in energy, industry and transport. Among these environmental pressures, Turkey experienced industrial and municipal pollution, deforestation, erosion, waste management inadequacies and water, air and noise pollution, particularly in urban areas, such as İstanbul, Ankara, Izmir, Kocaeli, Mersin and Adana.

     The Ministry of Environment, which is authorized to enforce environmental laws and regulations by imposing fines, ordering the closing of facilities polluting beyond certain thresholds and, in some cases, imposing civil and criminal sanctions, was formed in 1991. Turkey has made significant advances in the latter half of the 1990s by reforming its environmental legislation, establishing an “Environmental Impact Assessment” process, and adopting the 1998 National Environmental Strategy and Action Plan. Provincial and local governments now exercise more power with regard to environmental issues. There are 81 provincial offices of the Ministry of Environment. In addition, the Supreme Environmental Board, which is composed of senior government officials, was established in 1996.

     The Government has taken various initiatives to alleviate pollution, including projects to address water, soil, air and noise pollution. As a result of the rapid growth of urban centers, there are still many areas that lack adequate infrastructure to alleviate pollution. Environmental departments have been established in municipalities to address the particular problems of each locality.

     Partnership arrangements and other agreements have been made with private sector groups, including the cement, automobile, textile, sugar, and leather industries, for early compliance with environmental legislation. Considerable progress has been achieved in the environmental performance of export-oriented industries, and projects have been launched for ensuring environmentally sound performance of small and medium-sized enterprises. Since 1994, the private sector has been given incentives to invest in environmental protection through the use of matching grants, covering up to 50% of the costs of environmental investments, and tax exemptions. Recently, the Ministry of Environment initiated a study to identify and remove environmentally harmful incentives in cooperation with other related institutions.

     Turkey continues to cooperate with international environmental initiatives. Turkey has ratified 15 multilateral agreements and has adopted 20 bilateral agreements since 1991. Turkey is active in regional environmental initiatives such as the Mediterranean Technical Assistance Program, the Mediterranean Action Plan, the Black Sea Environment Program and Regional Agenda 21, which is a program for continuing development in Central Asian Republics and Balkan countries, pursuant to which these countries will operate under the same agenda regarding environmental issues.

     As a candidate country for the EU, a new phase of environmental initiatives has begun for Turkey; the Accession Process will require Turkey to address certain current environmental concerns, including, among others, water quality, the control of dangerous chemical substances and waste management. In January 2001, the Commission approved procedures to permit Turkey and 12 other candidate nations to join the European Environmental Agency prior to becoming full members of the EU.

     During the last decade, non-governmental organizations involved in addressing environmental issues have proliferated and have advocated actively for conservation of species and habitats, protection of the marine environment and reduction of industrial pollution.

COMPETITION LAW

     In December 1994, the Assembly enacted the Law to Preserve Competition (Law No. 4054) (the “Competition Law”), which seeks to promote free competition, prevent excessive concentrations of economic power contrary to the public interest and avoid excessive price increases. The law prohibits arrangements, agreements and practices that seek to control the market through price fixing, market partitioning, abuse of monopoly status and demand and supply controls. The law was structured on EU practices, and drafted to address the principles governing the Customs Union with the EU. See “Description of the Republic — International Organizations.”

     The Competition Authority, which is associated with the Ministry of Industry and Commerce but has administrative and financial autonomy, was established on February 28, 1997 to enforce the Competition Law and initiate administrative proceedings to challenge any potential violations. In addition, the Competition Council, which is a subset of the Competition Authority, has the power to impose civil penalties for violations of the Competition Law.

     The Competition Law focuses on three main areas: (i) agreements, decisions and practices that prevent, distort or restrict competition between enterprises, (ii) the abuse of dominant position by enterprises in the market, and (iii) mergers and acquisitions by which competition would be significantly impeded.

     The Competition Law requires that all documents relating to any merger, acquisition or asset sale that may limit or otherwise restrain open competition be filed within 30 days of such transaction with the Competition Council, if such transaction would result in a 25% or greater national or regional market share for a company or if the total aggregate net sales of the parties to the transaction is equal to or greater than TL25 trillion.

     With the exception of issues relating to state aids, the Competition Law is in compliance with EU standards and assists with the effective implementation of the Customs Union. With regard to state aids, the Turkish Competition Authority currently lacks the authority to monitor and supervise state aids. However, a draft bill is being prepared to fully harmonize the Competition Law and EU standards relating to the monitoring and supervision of state aids.

INTELLECTUAL PROPERTY

     In June 1995, Turkey enacted the Decree in Force of Law (KHK No. 556) (the “Decree”), which brought Turkish trademark law into compliance with the requirements of three international harmonizing bodies. First, the Decree fulfills obligations under the most recent amendments to the 1883 Paris Convention (revised in Stockholm in 1967 and amended in 1979) (the “Paris Convention”), to which Turkey acceded in 1995. The Paris Convention enables citizens of member states to obtain equal protection under the laws of the other member states. It also provides citizens of a member state with a six-month period after the first registration of a trademark to register in the other member states, which are effective from the date of the first application. The Decree incorporates provisions of the TRIPS (Trade Related Aspects of Intellectual Property, a part of the World Trade Agreement) as they apply to trademarks, so as to harmonize Turkish law in terms of protection, enforcement and customs procedures designed to prevent trade in counterfeit goods. Finally, the Decree complies with the requirements of the European Community Customs Law Decision (the “Customs Law Decision”). In the area of trademark law, the Customs Law Decision requires the adoption of the provisions of EC Directive 89/104, which harmonizes the laws of the member states relating to trademarks.

     The Turkish Copyright Law No. 5846 (enacted in 1951, as amended in 1995 by Law No. 4110) provides protection for scientific and literary works (including computer programs), musical works, artistic works (including textile and fashion designs), cinematographic works, and derivations. According to the Law, the author has the exclusive right to perform, authorize or present with respect to the works mentioned above, including the rights of adaptation, reproduction, distribution, performance presentation and broadcast. This law has a 70-year term of protection for these economic rights and also recognizes moral rights, which include the authors’ right to claim authorship to the work and to object to any distortion, mutilation or other modification of their work that would be prejudicial to their honor or reputation.

     The Turkish Patent Decree in Force of Law that came into effect in June 1995 provides a foundation for the issuance and protection of patents and utility model certificates in Turkey while bringing the Republic into compliance with TRIPS and the Customs Law Decision. Patent applications are administered through the Turkish Patent Institute (“Patent Institute”), a Government body established by Decree No. 544 in 1994, with financial and administrative autonomy. In 1995, the Patent Institute received over 1,700 patent applications, of which more than 1,500 were filed by foreign applicants. Turkey has also made treaty commitments to the Paris Convention for the protection of industrial property and the Patent Cooperation Treaty of 1970 (as amended in 1979 and modified in 1984). Turkey has also ratified the Strasbourg Agreement concerning international patent classification, which entered into force on October 1, 1996.

ECONOMIC EFFECTS RELATED TO THE 1999 EARTHQUAKES

     On August 17, 1999, an earthquake measuring 7.4 on the Richter scale struck near the port city of İzmit, about 60 miles east of İstanbul, destroying many buildings and killing approximately 17,000 people.

The cities hit hardest by the earthquake, İzmit, Sakarya, Bursa, Bolu, and Eskisehir, include important industrial centers. Approximately 115,000 housing units were destroyed, and infrastructure was heavily damaged in the affected areas. In İzmit, Turkey’s largest oil refinery was damaged by fire. In addition, some water systems were damaged in the earthquake, and environmental harm from earthquake-induced industrial damage has not yet been assessed. The full cost of the earthquake to Turkey and its impact on Turkey’s economic condition are not yet calculable with precision, although the World Bank has assessed the total financial damage caused by the earthquake in the region affected to be from $3.0 billion to $6.5 billion, equal to between 1.5% and 3.5% of GNP. The total cost of reconstruction of housing facilities damaged or destroyed by the earthquake has been estimated to be approximately $3.6 billion to $4.6 billion.

     On November 12, 1999, another earthquake struck the northwestern province of Bolu, which lies halfway between Ankara and İstanbul, killing several hundred people. The province of Bolu accounts for 0.9% of Turkey’s GDP. This earthquake caused further damage, which resulted in further financial costs to Turkey.

     A total of approximately $3.8 billion of earthquake-related external financial assistance was committed to Turkey from various sources. Approximately $2.6 billion was in the form of project-tied loans with soft terms such as long maturities and substantial grace periods. The IMF provided $500 million for earthquake assistance. In addition, $1 billion was allocated by the World Bank, EURO600 million by the European Investment Bank, $346.5 million by the Council of Europe Development Bank, $300 million by the Islamic Development Bank, $10 million by the Black Sea Trade and Development Bank, $450 million by Japan and $60 million by Spain. Other financial assistance, which was disbursed beginning in 2001, includes $400 million from the Gulf Cooperation Council, $50 million from the International Finance Corporation, $30 million from Korea, $18 million from Italy and EURO3.7 million from Belgium. Although insufficient to cover all costs associated with the earthquake’s damage, these commitments provided a portion of the funding needed to begin the rebuilding process.

     The Government financed earthquake-related expenses not covered by these funds through its own revenue sources and domestic or international borrowing. To reduce the need for deficit financing, the Assembly passed a law (Law No. 4481) on November 26, 1999, including a package of measures that included extraordinary taxes and other measures intended to increase revenues. The law (Law No. 4481) added 5% to marginal corporate and income tax rates on 1998 earnings and payroll earnings of more than TL12 billion annually. The law also implemented an additional real estate tax and a one-off additional tax on registered vehicles as well as a 25% tax on mobile telephone usage until the end of 2000. The Cabinet, pursuant to Law No. 4481 (enacted in November 1999), was authorized to increase the petroleum consumption tax to 500% from 300%. The ceiling on the petroleum consumption tax was subsequently abolished in 2000. Interest earnings from domestic treasury securities issued before December 1, 1999 are subject to additional tax at a rate of four to 19% depending on their maturity. The Government, pursuant to Law No. 4459, enacted on November 4, 1999, also obtained additional revenues by permitting citizens to pay a one-time fee rather than performing compulsory military service. See “Public Finance — Taxation.”

     As of September 27, 2000, a compulsory earthquake insurance program became effective for all residences in Turkey. The Turkish Catastrophe Insurance Pool was established under the supervision of the Undersecretariat of Treasury, to provide earthquake insurance at reasonable premiums. The earthquake insurance program aimed to alleviate the financial burden of earthquakes on the budget, to ensure risk-sharing by residents, to encourage standard building practices and to establish long-term reserves.

FOREIGN TRADE AND BALANCE OF PAYMENTS

FOREIGN TRADE

     Turkey has increasingly diversified its export products and markets, with industrial products claiming an increasing share of total exports. From 1998 to 2002, exports increased at an average annual rate of 6.1%. The value of Turkey’s exports rose from approximately $27.0 billion in 1998 to approximately $35.1 billion in 2002. In 2002, merchandise exports (including shuttle trade and transit trade) increased by 13.6% compared to 2001 and reached $40.0 billion and exports f.o.b. (excluding shuttle trade and transit trade) increased by 12.0% compared to 2001 and reached $35.1 billion.

     In 2002, the trade deficit (including shuttle trade) was $8.6 billion compared to $4.5 billion in 2001. Excluding shuttle trade, the trade deficit amounted to $12.7 billion in 2002, compared to a deficit of $7.6 billion in 2001. The current account balance (including shuttle trade) produced a deficit of $1.8 billion in 2002, compared to a surplus of $3.4 billion in 2001.

     The composition of exports has shifted substantially from agricultural products to industrial products. Industrial exports accounted for 93.1% of total exports in 2002 while the share of agricultural products in total exports was 5.7%. In addition to traditional export goods such as textiles and clothing products, iron and steel, glass and ceramics, products such as color televisions, electrical appliances, motor vehicles and spare parts have been gaining greater importance.

     Turkey entered into the Customs Union with the EU in 1996. See “Description of the Republic—International Organizations.” In addition, a free trade agreement between the EU and Turkey covering the European Coal and Steel Community products came into effect in August 1996. See “Description of the Republic—International Organizations.”

     In order to comply with the common commercial policy of the EU in the textile and clothing sector, Turkey has harmonized its legislation to the EU’s quota and surveillance measures for that sector. A decree on state aid has also been brought into force in line with EU state aid regulations, limiting the scope of state aid to research and development, environmental protection, market research, training activities, refunds on agricultural products and other aid compatible with Turkey’s obligations under multinational agreements.

     Turkey’s principal trading partners have traditionally been EU member countries. In 2002, the EU accounted for 51.3% of total exports and 45.5% of total imports. The largest total export market for Turkish products is Germany, which accounted for 16.3% of total exports in 2002, compared to 17.1% in 2001.

     In accordance with the Association Council Decision concerning the Customs Union, Turkey has been and will continue to align itself with the preferential agreements of the EU by January 1, 2001. As of the date of this report, 15 free trade agreements have been signed with the EFTA countries, Israel, Hungary, Romania, Bulgaria, Lithuania, Estonia, the Czech Republic, Slovakia, Slovenia, Poland, Macedonia and Latvia. The agreement with Bosnia-Herzegovina was initialed in May 2002. The agreement with Croatia has been signed and the ratification process is underway. Negotiations with Tunisia, Morocco, Egypt and the Faroe Islands are ongoing and Turkey is preparing to enter negotiations with Algeria, Mexico, the Republic of South Africa, the Palestinian Authority and Malta. In an effort to align itself with the EU’s procedures, Turkey granted Bosnia and Herzegovina the EU’s unilateral concessions on June 31, 1999. Turkey is also in the process of adopting the EU’s General System of Preferences towards less developed countries. Turkey’s adoption of the EU’s preferential agreements enables it to participate in the EU trade arrangements with Central and Eastern European and Mediterranean countries. Turkey was integrated in the Pan-European Cumulation of Origin effective as of January 1, 1999. The free trade agreements signed and the participation in the Pan-European Cumulation of Origin are expected to further diversify the composition and destination of Turkish exports.

     The following table presents Turkey’s total imports, exports and terms of trade for the years indicated:

Table No. 13 -Terms of Trade — Foreign Trade, Value, Volume

	1998	1999	2000	2001	2002

		(in millions of U.S. dollars)
Exports f.o.b.(1)	26,974	26,587	27,775	31,334	35,081
Imports c.i.f.(2)	45,921	40,671	54,503	41,399	50,832
Consumption goods	5,328	5,063	7,265	4,084	4,979
Capital goods	10,661	8,729	11,341	6,964	8,382
Intermediate goods	29,575	26,568	35,710	29,971	36,903
Oil	2,084	2,755	4,208	3,878	4,088
Other	27,491	23,814	31,502	26,093	32,816
Total exports	(in millions of U.S. dollars)
Value	2.7	(1.4)	4.5	12.8	12.0
Price	(4.0)	(6.8)	(4.3)	(2.5)	(1.9)
Volume(3)	7.0	5.8	9.2	15.7	14.1
Total imports(2)
Value	(5.4)	(11.4)	34.0	(24.0)	22.8
Price	(4.1)	(5.5)	4.5	(0.3)	(1.2)
Volume(3)	(1.4)	(6.3)	28.2	(23.8)	24.3
Oil and oil products imports
Value	(27.7)	27.9	76.3	(35.5)	10.9
Price	(35.3)	37.5	63.6	(15.9)	3.1
Volume(3)	11.7	(7.0)	7.8	(23.3)	7.6
Non-oil imports(2)
Value	(2.7)	(15.0)	28.1	(21.9)	24.6
Price	0.0	(9.4)	(2.1)	(0.2)	(1.2)
Volume(3)	(2.7)	(6.2)	30.8	(21.7)	26.1
Terms of trade	0.1	(1.4)	(8.4)	(2.2)	0.7

(1)	Excluding shuttle trade and transit trade. Transit trade covers goods imported and exported to a third country without crossing the border.

(2)	Excluding transit trade gold.

(3)	Volume changes are obtained by dividing value changes by price changes.

Sources: SPO and SIS.

     The following table presents the composition of Turkey’s exports by sector of trade for the periods indicated:

Table No. 14 — Exports by Sector and Commodity

	Annual					Percentage Change

	1998	1999	2000	2001	2002	1999/98	2000/99	2001/00	2002/01

	(in millions of U.S. dollars)
Agricultural and Forestry	2,699.7	2,394.2	1,973.3	2,234.2	1,999.4	(11.3)	(17.6)	13.2	(10.5)
Agriculture and farming of animals	2,693.1	2,386.0	1,966.1	2,225.4	1,989.0	(11.4)	(17.6)	13.2	(10.6)
Forestry and logging	6.6	8.2	7.2	8.8	10.4	25.2	(12.6)	22.6	18.0
Fishing	17.2	37.9	24.5	29.7	43.6	120.6	(35.3)	21.4	46.4
Fishing	17.2	37.9	24.5	29.7	43.6	120.6	(35.3)	21.4	46.4
Mining and Quarrying	363.7	385.0	400.4	348.9	347.6	5.9	4.0	(12.9)	(0.4)
Mining of coal, lignite and peat	0.3	0.8	1.6	3.8	1.4	172.4	104.8	133.7	(62.4)
Crude petroleum and natural gas	2.6	5.1	4.7	2.9	3.2	—	(9.5)	(37.0)	9.9
Mining of uranium and thorium ores	0.0	—	—	—		—	—	—
Metal ores	110.7	112.1	127.5	80.9	96.6	1.2	13.8	(36.5)	19.4
Other mining and quarrying	250.0	267.0	266.2	261.2	246.3	6.8	(0.1)	(2.0)	(5.7)
Manufacturing	23,873.5	23,754.7	25,339.6	28,695.4	32,673.3	(0.5)	6.7	13.2	13.9
Food products and beverages	2,057.0	1,744.0	1,558.9	1,788.9	1,599.8	(15.2)	(10.6)	14.8	(10.6)
Tobacco products	84.1	96.4	128.5	86.8	105.3	14.7	33.3	(32.4)	21.3
Textiles	5,920.6	5,687.2	5,898.9	6,131.2	6,955.8	(3.9)	3.7	3.9	13.4
Wearing apparel	4,589.7	4,142.4	4,149.8	4,212.7	5,110.2	(9.7)	0.2	1.5	21.3
Luggage, saddlery and footwear	271.5	180.9	189.5	211.8	213.4	(33.4)	4.8	11.8	0.7
Products of wood and cork	70.8	68.5	63.0	109.4	114.6	(3.2)	(8.0)	73.5	4.7
Paper and paper products	150.0	148.7	164.3	241.7	299.6	(0.9)	10.5	47.1	23.9
Printing and publishing	40.8	47.6	42.6	42.7	47.5	16.7	(10.5)	0.2	11.3
Coke, petroleum products and nuclear fuel	240.6	315.2	300.7	416.4	459.3	31.0	(4.6)	38.5	10.3
Chemicals and chemical products	1,277.3	1,234.8	1,381.9	1,480.2	1,504.7	(3.3)	11.9	7.1	1.7
Rubber and plastic products	685.4	667.9	781.5	940.5	1,080.2	(2.6)	17.0	20.4	14.9
Other non-metallic minerals	944.0	955.5	1,119.2	1,228.3	1,436.4	1.2	17.1	9.7	16.9
Manufacture of basic metals	2,228.2	2,103.8	2,304.6	2,921.2	3,065.2	(5.6)	9.5	26.8	4.9
Manufacture of fabricated metal prod (exc. machinery)	587.5	559.0	549.4	676.0	821.1	(4.9)	(1.7)	23.0	21.5
Manufacture of machinery and equipment	1,149.7	1,259.0	1,425.5	1,636.8	2,143.2	9.5	13.2	14.8	30.9
Office, accounting and computing machinery	42.6	60.0	63.1	52.5	39.5	40.9	5.1	(16.8)	(24.6)
Electrical machinery and apparatus	756.1	692.5	825.6	1,038.7	1,048.0	(8.4)	19.2	25.8	0.9
Communication and apparatus	862.1	770.7	961.9	1,002.3	1,561.8	(10.6)	24.8	4.2	55.8
Medical, precision and optical instruments, watches	75.3	66.8	75.2	77.4	88.3	(11.2)	12.5	2.9	14.2
Motor vehicles and trailers	984.6	1,616.1	1,749.9	2,659.1	3,509.4	64.1	8.3	52.0	32.0
Other transport	383.9	770.9	882.1	948.2	491.8	100.8	14.4	7.5	(48.1)
Furniture	378.7	487.1	630.1	701.3	878.1	28.6	29.4	11.3	25.2
Recycling	92.9	79.9	93.5	91.2	100.2	(14.0)	17.0	(2.4)	9.8
Electricity, Gas and Water Supply	14.9	14.3	20.4	20.5	15.8	(4.3)	42.9	0.5	(22.7)
Electricity, gas and steam	14.9	14.3	20.4	20.5	15.8	(4.3)	42.9	0.5	(22.7)
Other Business Activities	0.5	0.2	0.4	1.3	0.1	(68.3)	158.6	216.9	(95.8)

	Annual					Percentage Change

	1998	1999	2000	2001	2002	1999/98	2000/99	2001/00	2002/01

	(in millions of U.S. dollars)
Other business activities	0.5	0.2	0.4	1.3	0.1	(68.3)	158.6	216.9	(95.8)
Social and Personal Activities	4.5	0.9	16.3	4.1	1.4	(80.6)	1,750.7	(74.6)	(66.2)
Recreational, cultural and sporting activities	4.2	0.8	16.2	4.1	1.3	(82.0)	2,040.9	(74.7)	(67.5)
Other service activities	0.3	0.1	0.1	0.0	0.1	(61.9)	(42.1)	(46.0)	76.2
Total	26,974.0	26,587.2	27,774.9	31,334.2	35,081.1	(1.4)	4.5	12.8	12.0

Source SIS.

     Trade with Iraq has been suspended since the end of the Gulf War due to the UN embargo on trade with Iraq. However, exports of certain food, medicine and other humanitarian products to Iraq are now permitted under the UN’s “oil-for-food” program and, as a result, Turkey has benefited from increased exports to Iraq. The “oil-for-food” program has been periodically renewed for six-month periods by the UN. See “Description of the Republic—Foreign Relations.”

     Turkey took the lead in the establishment of the Black Sea Economic Cooperation Zone, which is intended to create a regional trade organization for the 11 countries surrounding the Black Sea. With the participation of Albania, Armenia, Azerbaijan, Bulgaria, Georgia, Greece, Moldavia, Romania, the Russian Federation, Ukraine and Turkey, the Black Sea Trade and Development Bank has been established to promote economic prosperity and promote regional projects in the area. Turkey has also embarked on efforts to develop new export markets in countries with which Turkey has not traditionally traded. See “Description of the Republic—International Organizations.”

     The following table presents Turkey’s exports by country for the periods indicated:

Table No. 15 — Exports by Country

		Percent		Percent		Percent		Percent		Percent
	1998	Share	1999	Share	2000	Share	2001	Share	2002	Share

	(in millions of U.S. dollars, unless otherwise indicated)
OECD Countries	16,979.4	62.9	18,056.4	67.9	19,005.8	68.4	20,615.2	65.8	23,393.4	65.4
EU Countries	13,498.0	50.0	14,348.3	54.0	14,510.4	52.2	16,118.2	51.4	18,330.7	51.3
EFTA Countries	356.7	1.3	361.6	1.4	324.3	1.2	316.1	1.0	405.8	1.1
Other OECD Countries	3,124.7	11.6	3,346.4	12.6	4,171.2	15.0	4,180.9	13.3	4,656.8	13.0
Turkish Free Zones	830.9	3.1	780.5	2.9	895.4	3.2	933.8	3.0	1,417.6	4.0
Non-OECD Countries	9,163.7	34.0	7,750.3	29.2	7,873.7	28.3	9,785.2	31.2	10,951.0	30.6
Europe + CIS Countries	3,979.7	14.8	2,735.0	10.3	2,277.5	8.2	2,657.9	8.5	3,414.1	9.5
African Countries	1,819.1	6.7	1,656.8	6.2	1,372.2	4.9	1,520.9	4.9	1,682.1	4.7
American Countries	234.2	0.9	243.1	0.9	246.6	0.9	335.3	1.1	236.5	0.7
Middle East Countries	2,190.5	8.1	2,204.1	8.3	2,552.7	9.2	3,581.5	11.4	3,044.2	8.5
Other Asian Countries	635.9	2.4	696.0	2.6	1,380.7	5.0	1,514.0	4.8	1,937.4	5.4
Other Countries	304.3	1.1	215.2	0.8	43.5	0.2	175.5	0.6	636.7	1.8
Selected Country Groups
- Black Sea Economic Cooperation	3,237.6	12.0	2,171.6	8.2	2,368.2	8.5	2,851.1	9.1	3,448.9	9.6
- Economic Cooperation Organization	1,125.0	4.2	865.9	3.3	873.6	3.1	971.6	3.1	1,018.0	2.8
- Commonwealth of Independent States	2,666.5	9.9	1,532.8	5.8	1,648.7	5.9	1,978.1	6.3	2,274.0	6.4
- Turkish Republics	835.0	3.1	573.6	2.2	572.5	2.1	557.4	1.8	621.5	1.7
- Islamic Conference Organization	4,374.9	16.2	3,947.6	14.8	3,915.1	14.1	4,886.3	15.6	4,663.8	13.0
Selected Countries(1)
- Germany	5,460.3	20.2	5,474.6	20.6	5,179.8	18.6	5,366.9	17.1	5,835.2	16.3
- USA	2,233.3	8.3	2,436.7	9.2	3,135.2	11.3	3,125.8	10.0	3,337.0	9.3
- Russia	1,348.0	5.0	763.3	2.9	643.9	2.3	924.1	2.9	1,168.0	3.3
- United Kingdom	1,739.6	6.4	1,829.4	6.9	2,036.8	7.3	2,174.9	6.9	3,006.0	8.4
- Italy	1,557.1	5.8	1,682.6	6.3	1,789.3	6.4	2,342.2	7.5	2,361.0	6.6
- France	1,304.7	4.8	1,569.8	5.9	1,657.0	6.0	1,895.3	6.0	2,124.0	5.9
- Netherlands	888.6	3.3	932.3	3.5	874.2	3.1	892.4	2.8	1,044.0	2.9
- Belgium – Luxembourg	669.5	2.5	623.5	2.3	647.1	2.3	688.3	2.2	705.0	2.0
- Saudi Arabia	473.9	1.8	367.2	1.4	386.6	1.4	500.6	1.5	547.0	1.5
- Spain	513.2	1.9	763.3	2.9	713.5	2.6	950.4	3.0	1,115.0	3.1
- Romania	468.2	1.7	268.2	1.0	325.8	1.2	392.0	1.3	560.0	1.6
- Israel	479.5	1.8	585.2	2.2	650.1	2.3	805.2	2.6	851.0	2.4
- Egypt	474.2	1.8	467.4	1.8	375.7	1.4	421.5	1.3	325.0	0.9
- Algeria	482.3	1.8	407.6	1.5	383.5	1.4	422.0	1.3	511.0	1.4
- Greece	370.0	1.4	406.8	1.5	437.7	1.6	476.1	1.5	583.0	1.6

Total	26,974.0	100.0	26,587.2	100.0	27,774.9	100.0	31,334.2	100.0	35,762.0	100.0

(1)	Countries are selected according to total export values in the last three years.

Sources: SIS, SPO.

     The value of imports increased from approximately $7.9 billion in 1980 to approximately $50.8 billion in 2002. In 2002, the value of imports increased 22.8% over 2001, which increase was mainly attributable to economic growth. In 2002, the EU accounted for 45.5% of Turkey’s total imports compared to 44.2% in 2001.

     In 2002, of the main commodity groups, the share of intermediate goods in total imports was 72.6%, while the shares of capital goods and consumption goods in total imports were 16.5% and 9.8%, respectively. As a result of the Customs Union, all customs duties and charges and the quantitative restrictions on imports were eliminated. Turkey began to apply the EU’s common customs tariff on imports of industrial goods from the third countries, except in limited circumstances where the products are automobiles, footwear, certain leather products and furniture. The customs duties applicable to those products were progressively aligned to the EU’s common customs tariffs within the five-year transitional period. To this end, the reductions of 10% in 1997, 10% in 1998, 15% in 1999, 15% in 2000 and 50% in 2001 were accomplished through various import regime decrees.

     With the establishment of the Customs Union, Turkey’s weighted average rates of protection on industrial imports from the EU and EFTA countries decreased from approximately 10% to 0. As for the products imported from countries that are not part of the Customs Union, average protection rates were reduced from approximately 15%, the pre-Customs Union level, to 5.6% in 1996. As of January 1, 2001, the average of customs duties on industrial products fell further to 4.5%.

     The following table presents the composition (by International Standard Industrial Classification) of Turkey’s imports (other than non-monetary gold) by sector of trade for the periods indicated:

Table No. 16 — Imports by Sector and Commodity

	1998	1999	2000	2001	2002	99/98	00/99	01/00	2002/2001

	(in millions of U.S. dollars, unless otherwise indicated)					% change
1.Capital goods	10,661.2	8,728.9	11,341.5	6,964.4	8,382.1	-18.12	29.93	-38.59	20.36
41 Capital goods(Except transportatıons vehıcles)	8,889.2	7,605	9,240	5,906.1	7,580.8	-14.45	21.50	-36.08	28.36
521 Transportation vehicles incidental to industry	1,772	1,123.9	2,101.5	1,058.3	801.3	-36.57	86.98	-49.64	-24.28
2.Intermediate goods	29,561	26,568.1	35,710.2	29,971.2	36,903.4	-10.12	34.41	-16.07	23.13
21 Unprocessed materials incidental to industry	2,950	2,077.6	2,829.1	2,062.4	2,972.6	-29.57	36.17	-27.10	44.13
22 Processed materials incidental to industry	14,976.9	13,058.7	16,003.8	13,812.8	17,805.5	-12.81	22.55	-13.69	28.91
31 Unprocessed fuels and oils	3,062.3	3,681.1	6,124.5	6,379.7	4,944.2	20.21	66.38	4.17	-22.50
42 Parts of investment goods	3,559.8	3,343.2	3,761.6	2,994.7	3,985.3	-6.08	12.51	-20.39	33.08
53 Parts of transportation vehicles	2,747.9	2,139.3	3,081	2,416.5	2,561.4	-22.15	44.02	-21.57	6.00
111 Unprocessed materials of food and beverages	685.7	557.9	531.2	301	505.8	-18.64	-4.79	-43.34	68.04
121 Processed materials of food and beverages	298.1	258.3	240.9	188.2	269.8	-13.35	-6.74	-21.88	43.36
322 Processed fuels and oils	1,280.1	1,452.1	3,138.1	1,816	3,858.8	13.44	116.11	-42.13	112.49
3.Consumption goods	5,327.6	5,062.5	7,220	4,083.7	4,979	-4.98	42.62	-43.44	21.92
51 Automobiles	1,394.8	1,325	2,596.3	588	814.4	-5.00	95.95	-77.35	38.50
61 Resistant consumption goods	1,080.9	941.6	1,291.5	707.5	733.7	-12.89	37.16	-45.22	3.70
62 Semi-resistant consumption goods	961.7	813.4	1,016.9	827	917.6	-15.42	25.02	-18.67	10.96
63 Non-resistant consumption goods	1,152.3	1,255.7	1,507.7	1,447.3	1,864.5	8.97	20.07	-4.01	28.83
112 Unprocessed of food and beverages	163	141.6	170	116	132.4	-13.13	20.06	-31.76	14.14
122 Processed of food and beverages	347.1	302.7	320.5	243.1	302.7	-12.79	5.88	-24.15	24.52
321 Gasoline	158.1	242.5	251.9	120.6	151.8	53.38	3.88	-52.12	25.87
522 Transportation vehicles not incidental to industry	69.6	39.9	65.2	34.2	32	-42.67	63.41	-47.55	-6.43
4.Others	371.5	327.2	231.1	379.8	567.1	-11.92	-29.37	64.34	49.32
7 Other goods not elsewhere specified	371.5	327.2	231.1	379.8	567.1	-11.92	-29.37	64.34	49.32
Total	45,921.4	40,686.7	54,502.8	41,399.1	50,831.7	-11.40	33.96	-24.04	22.78

Source: SIS.

     The following table presents imports (other than non-monetary gold) by country or region of origin for the periods indicated:

Table No. 17 — Imports by Country

		Percent		Percent		Percent		Percent		Percent
	1998	Share	1999	Share	2000	Share	2001	Share	2002	Share

	(in millions of U.S. dollars, unless otherwise indicated)
OECD Countries	33,472.0	72.9	28,326.1	69.6	35,681.8	66.5	26,007.0	62.7	32,566.9	64.1
EU Countries	24,074.7	52.4	21,416.3	52.6	26,610.3	48.8	18,280.4	44.2	23,123.8	45.5
EFTA Countries	1,169.2	2.5	926.1	2.3	1,155.3	2.1	1,480.9	3.6	2,399.6	4.7
Other OECD Countries	8,228.0	17.9	5,983.7	14.7	7,916.2	14.5	6,246.6	15.0	7,043.5	13.9
Turkish Free Zones	417.6	0.9	507.8	1.2	495.9	0.9	303.2	0.7	573.3	1.1
Non-OECD Countries	12,031.8	26.2	11,852.9	29.1	18,325.2	33.6	15,088.9	36.5	17,691.4	34.8
Europe + CIS Countries	4,673.0	10.2	4,671.5	11.5	6,319.1	11.6	5,269.0	14.0	6,266.9	12.3
African Countries	1,758.4	3.8	1,687.4	4.1	2,714.2	5.1	2,818.7	6.8	2,611.4	5.1
American Countries	724.5	1.6	494.6	1.2	579.8	1.1	420.0	1.0	585.8	1.2
Middle East Countries	1,943.1	4.2	1,986.6	4.9	4,154.8	7.6	3,302.8	6.8	3,618.8	7.1
Other Asian Countries	2,625.7	5.7	2,391.4	5.9	4,382.2	8.0	3,022.8	7.3	4,335.4	8.5
Other Countries	307.1	0.7	621.4	1.5	175.1	0.3	255.7	0.6	273.2	0.5
Selected Country Groups
- Black Sea Economic Cooperation	4,331.6	9.4	4,297.1	10.6	6,699.1	12.3	5,545.7	13.4	6,510.0	12.8
- Economic Cooperation Organization	947.8	2.1	1,123.3	2.8	1,543.0	2.8	1,237.7	3.0	1,526.1	3.0
- Commonwealth of Independent States	3,724.4	8.1	3,733.8	9.2	5,693.0	10.4	4,630.2	11.2	5,477.3	10.8
- Turkish Republics	449.0	1.0	457.2	1.1	628.0	1.2	282.5	0.7	449.3	0.9
- Islamic Conference Organization	4,210.6	9.2	4,049.8	10.0	7,353.4	13.5	6,031.5	13.4	6,654.9	13.1
Selected Countries(1)
- Germany	7,316.3	15.9	5,880.1	14.5	7,198.2	13.2	5,335.4	12.9	6,966.5	13.7
- Italy	4,221.7	9.2	3,192.1	7.8	4,332.8	7.9	3,484.1	8.4	4,101.8	8.1
- USA	4,053.8	8.8	3,080.3	7.6	3,911.0	7.2	3,261.3	7.9	3,050.1	6.0
- France	3,034.1	6.6	3,127.2	7.7	3,531.8	6.5	2,283.9	5.5	3,007.2	5.9
- United Kingdom	2,683.3	5.8	2,190.0	5.4	2,747.7	5.0	1,913.8	4.6	2,415.5	4.8
- Russia	2,155.0	4.7	2,374.1	5.8	3,836.6	7.1	3,435.7	8.3	3,855.0	7.6
- Japan	2,045.6	4.5	1,393.3	3.4	1,620.6	3.0	1,307.4	3.2	1,445.1	2.8
- Netherlands	1,446.4	3.1	1,314.9	3.2	1,584.5	2.9	1,041.6	2.5	1,303.0	2.6
- Spain	1,276.4	2.8	1,262.1	3.1	1,678.2	3.1	1,066.1	2.6	1,386.3	2.7
- Belgium – Luxembourg	1,202.6	2.6	1,133.1	2.8	1,660.6	3.0	984.5	2.4	1,266.5	2.5
- Saudi Arabia	670.0	1.5	579.2	1.4	961.7	1.8	729.6	1.8	788.0	1.6
- Switzerland	1,017.7	2.2	748.9	1.8	891.0	1.6	1,227.4	3.0	2,076.4	4.1
- South Korea	1,124.2	2.4	871.1	2.1	1,180.9	2.2	759.5	1.8	899.6	1.8
- Ukraine	988.8	2.2	773.7	1.9	961.8	1.8	757.6	1.8	969.4	1.9
- Sweden	999.4	2.2	1,444.2	3.5	1,439.8	2.6	543.9	1.3	534.0	1.1

Total	45,921.4	100.0	40,686.7	100.0	54,502.8	100.0	41,399.1	100.0	50,831.7	100.0

(1)	The countries are chosen according to the total import values in the last three years.
Sources: SIS, SPO.

     As of December 27, 2002, Turkey’s gross international reserves were approximately $38,850 million. As of December 27, 2002, official reserves of the Central Bank were approximately $26,725 million and commercial bank and special finance house reserves were approximately $11,093 million. In 2002, portfolio investment decreased by $0.6 billion, compared to a $4.5 billion decrease in 2001.

OTHER GOODS, SERVICES AND INCOME

     In addition to merchandise exports and imports, Turkey’s current account is also composed of earnings from other goods, services and income. This item includes tourism revenues, interest earnings and other invisible revenues such as earnings from shipment and transportation, investment income, contractors’ earnings and other official and private services (a residual category).

     In 2002, Turkey’s tourism revenues increased by 4.8% to $8.5 billion. See “Economy – Services – Tourism.” In addition, earnings from interest were $2.5 billion in 2002, which represented a 9.6% decrease from $2.8 billion in 2001.

     Turkey’s receipts from shipment, transportation, investment income, contractors’ earnings, and other official and private services amounted to approximately $5.5 billion in 2002, which represented a decrease of 22% from 2001. On the other hand, the debit side for the same services amounted to approximately $4.9 billion in 2002, representing a decrease of 1.6% from 2001.

BALANCE OF PAYMENTS

     The following table summarizes the balance of payments of Turkey for the periods indicated:

Table No. 18 — Balance of Payments

	1998	1999	2000	2001	2002

	(in millions of U.S. dollars)
Current account:
Merchandise exports	31,220	29,325	31,667	35,252	39,951
Exports f.o.b	26,973	26,587	27,775	31,334	35,082
Shuttle trade	3,689	2,255	2,946	3,039	4,065
Transit trade	558	483	946	879	804
Imports f.o.b	-(45,440)	(39,768)	(54,042)	(39,748)	(48,541)
Imports c.i.f	(45,922)	(40,687)	(54,503)	(40,410)	(49,485)
Non-monetary gold	(1,761)	(1,079)	(1,900)	(989)	(1,347)
Transit trade	(514)	(442)	(911)	(832)	(759)
Freight and insurance on imports	2,757	2,440	3,272	2,483	3,050
Trade balance	(14,220)	(10,443)	(22,375)	(4,496)	(8,590)
Other goods, services and income (credit)	25,802	18,748	22,320	17,936	16,502
Travel	7,177	5,203	7,636	8,090	8,481
Interest	2,481	2,350	2,836	2,753	2,489
Other	16,144	11,195	11,848	7,093	5,532
Other goods, services and income (debit)	(15,325)	(14,840)	(14,989)	(13,853)	(13,182)
Travel	(1,754)	(1,471)	(1,713)	(1,738)	(1,881)
Interest	(4,823)	(5,450)	(6,299)	(7,134)	(6,400)
Other	(8,748)	(7,919)	(6,977)	(4,981)	(4,901)
Total: trade balance, goods, services and income	(3,743)	(6,535)	(15,044)	(413)	(5,270)
Private unrequited transfers (credit)	5,568	4,813	5,011	3,596	2,981
Workers’ remittances	5,356	4,529	4,560	2,786	1,936
Other	212	284	451	810	1,045
Official unrequited transfers	159	362	214	207	506
Workers’ remittances	41	47	43	51	54
Other	118	315	171	156	452
Current account balance	1,984	(1,360)	(9,819)	3,390	(1,783)

Capital account:
Capital, excluding reserves
Direct investment	573	138	112	2,769	862
Portfolio investment	(6,711)	3,429	1,022	(4,515)	(590)
Other long-term capital
Drawings	11,505	11,035	17,459	12,614	14,996
Repayments	(8,174)	(10,560)	(13,803)	(14,350)	(13,363)
Deposits with Central Bank (net)	654	-131	620	605	616

Total long-term capital	3,985	344	4,276	(1,131)	2,249
Short-term capital
Assets (net)	(1,464)	(2,198)	(1,913)	(156)	141
Liabilities (net)	2,777	3,222	6,113	(11,165)	(574)

Total	1,313	1,024	4,200	(11,321)	(433)

Capital account balance	(840)	4,935	9,610	(14,198)	2,088

	1998	1999	2000	2001	2002

	(in millions of U.S. dollars)
Net errors and omissions	(697)	1,631	(2,788)	(2,116)	(517)
Overall balance	(447)	(5,206)	2,997	12,924	(212)

Reserve position in fund	0	(112)	0	0	0
Use of fund credits	(231)	520	3,351	10,230	6,365
Official reserves	(216)	(5,614)	(354)	2,694	(6,153)

Total change in reserves	(447)	(5,206)	2,997	12,924	212

Sources: Central Bank and SIS.

CURRENT ACCOUNT

     In part because of its proximity to Russia and the other CIS Republics, Turkey benefits from a significant amount of “shuttle trade,” which reflects goods purchased by visitors to Turkey from neighboring countries, principally the CIS Republics, and transported as accompanied baggage for resale in those countries. In 1996, the Central Bank began to account for the “shuttle trade” in its official balance of payments statistics through conducting surveys based on questionnaires submitted to visitors to Turkey for the purpose of conducting “shuttle trade.” These surveys are conducted approximately three times a year in areas where “shuttle trade” activities are most common. The extent of the shuttle trade is determined by correlating the number of foreigners who traveled to Turkey for this activity with the average amount spent on goods by each such foreigner. This methodology has been accepted by the IMF and will be used by Turkey in future reporting of its economic data. See “Economy—Background.”

     In 2001, Turkey experienced a year-on-year increase of 12.8% and 3.2% in export (f.o.b.) receipts and shuttle trade, respectively, and a year-on-year decrease in import (c.i.f.) expenditures of 25.9% in 2001. The decrease of domestic demand and the depreciation of the Turkish Lira positively affected export receipts and shuttle trade; however, the recession in foreign markets limited this positive effect. The decrease in import (c.i.f) expenditures resulted primarily from the depreciation of the Turkish Lira against other currencies and decreased domestic demand following the February 2001 financial crisis. In 2001, the foreign trade deficit decreased by 79.9% to $4,496 million, compared to 2000. On the services side, net invisible revenues decreased to $4.1 billion in 2001 from $7.3 billion in 2000. In 2001, although tourism revenues increased by 5.9% to $8.1 billion, revenues from other services decreased by 40.1%. With the contribution of other goods and services and unrequited transfers amounting to $7.9 billion in net terms, the current account balance showed a surplus of $3.4 billion in 2001 from a deficit of $9.8 billion in 2000.

     In 2002, Turkey experienced an increase in export (f.o.b.) receipts of 12.0%, an increase in shuttle trade of 33.8% and an increase in import (c.i.f.) expenditures of 22.5%, compared to 2001. The increase in exports was primarily due to the 10.7% increase in the manufacturing sector. The foreign trade deficit reached $8,590 million, an increase of 91.1% compared to 2001. On the services side, net invisible revenues decreased to $3.3 billion in 2002, from $4.1 billion in 2001. In 2002, tourism revenues increased by 4.8% and revenues from other services decreased by 22% compared to 2001. Net revenues from other goods and services, as well as unrequited transfers, decreased by 13.7% in 2002, amounting to $6.8 billion. The increase in the services sector was insufficient to compensate for the widening trade deficit and the current account balance recorded a deficit of $1.8 billion in 2002.

FOREIGN INVESTMENT

     Turkey encourage foreign direct investment and provides a variety of incentives to prospective investors. The banking, agriculture and mining sectors have been opened to foreign direct investment, and laws protecting copyrights, patents and trademarks have been passed by the Assembly in an effort to encourage greater foreign direct investment. See “Economy—Intellectual Property.” In 1995, Turkey issued a decree aimed at facilitating foreign investment by reducing government involvement in a number of areas. Under this decree, official approval is no longer required for capital transfers abroad, new share issuances overseas by Turkish companies or the execution of know-how and technical assistance agreements between Turkish companies and foreign counterparts. In 1995, certain rules relating to offshore borrowing by Turkish companies were relaxed and more generous arrangements regarding investment allowances in respect of Turkish companies were adopted. In addition, Turkey also changed its regulations to allow foreign investors to keep investment funds in savings accounts denominated in foreign currency, rather than requiring the conversion of such funds into Turkish Lira.

     In August 1999, the Assembly passed a law (Law No. 4446) that amended Articles 47, 125 and 155 of the Constitution. The amendment permits national and international arbitration of certain business disputes involving concession agreements for public services. The amendment restricted the role of the High Administrative Court (Danistay) to reviewing the concession contracts and reporting comments. Previously, the High Administrative Court had been empowered to approve the concession contracts and cancel portions of such concession contracts. The Government expects that this amendment, which became effective on August 14, 1999, will encourage foreign capital flows into Turkey.

     Flexible foreign investment policies have been introduced as part of the liberalization of the Turkish economy. The foreign investment legislation provides a more secure environment for foreign capital via support from several bilateral and multilateral agreements granting such investments the same rights and obligations as local capital, while guaranteeing the transfer of profits, fees and royalties and the repatriation of capital. The main features of Turkey’s foreign investment policy can be summarized as follows:

•	National Treatment Principle: Firms and branch offices, established according to Foreign Capital Law and Turkish Commercial Code and registered pursuant to the Turkish Trade Registry, are deemed to be Turkish firms and branch offices.

•	Field of Activity: Foreign investors may engage in all types of industrial, commercial, agricultural and other fields of activity aimed at the production of goods and services, including those in the Turkish private sector.

•	Participation Ratios: There is no limitation in participation ratios of local and foreign partners. A company may be 100% foreign-owned.

•	Portfolio Investments: Foreign investors (including investment trusts and investment funds abroad) can freely purchase and sell all types of securities and other capital market instruments through banks and intermediary institutions authorized by the Capital Market Legislation without further authorization.

•	Transfer of Profits, Dividends and Capital Shares: Following the deduction of taxes in accordance with current tax laws, the net profits and dividends received by foreign shareholders of foreign capital entities may be transferred abroad freely. Where shares of foreign shareholders of enterprises with foreign capital are either partially or wholly sold to persons or legal entities that are residents of Turkey, the amounts received or liquidated (in the case of liquidation) will be transferred through banks.

     In addition to the legislation described above, Turkey, in order to provide a more secure investment environment for foreign investors, has been a party to several international organizations and bilateral and multilateral agreements including:

•	Turkey is a member of the OECD, WTO, IMF, World Bank and organizations of the World Bank, including Multinational International Guaranty Agency (“MIGA”).

•	Agreements to protect and promote investment have been signed with 66 countries. Forty-six of such agreements are currently in force.

•	Agreements to avoid double taxation are currently in effect with 49 countries.

•	Turkey has been a party to OECD Codes of Capital Movements and Invisible Transactions and the convention on the International Center for Settlement of Disputes.

•	Turkey has been a party to investment-related agreements on WTO platforms such as TRIMs (Trade Related Investment Measures) and TRIPs (Trade Related Intellectual Property Rights).

     In 1999, the Assembly passed a Constitutional amendment permitting national and international arbitration of certain business disputes involving concession agreements for public services. In 2000, the related implementation laws allowing international arbitration in contracts involving Turkey and foreign investors were approved by the Assembly.

     In addition, the Government has created a new regulatory framework intended to (a) attract foreign investment in the energy, telecommunication and transportation sectors and (b), in the case of the telecommunications sector, transform the formerly monopolistic structure to a regulated and competitive structure. The Higher Council of Telecommunications was established in 2000 as a supervisory body for the telecommunication industry. The Energy Market Regulatory Authority was established to implement the goals of the Natural Gas Market Law.

     The liberalization policies outlined above have fostered increased direct foreign investment flows into the country. While the cumulative foreign capital approvals between 1954-1980 was $280.0 million, this amount reached $33.9 billion at the end of 2002. The leading investors in Turkey are France, Germany, the Netherlands, the United States and the United Kingdom.

     The following table sets forth authorized and realized foreign direct investment for the years indicated:

Table No. 19 — Foreign Direct Investment

	December 31

	1998	1999	2000	2001	2002

		(in millions of U.S. dollars)
Cumulative authorizations	23,850	25,550	28,612	31,349	33,995
Annual authorizations	1,646	1,700	3,060	2,738	2,242
Annual realizations	976	817	1,719	3,288	569

Source: Undersecretary of Treasury (“UT”).

     The following table sets forth authorized foreign direct investment by sector for which Government permits were granted:

Table No. 20 — Foreign Direct Investment by Sector

	1998		1999		2000		2001	2002

			(Amount of authorized capital
			in millions of U.S. dollars)
Agriculture	5.7		17.2		59.7		134.6	32.8
Mining	13.7		6.8		6.3		29.8	17.3
Manufacturing	1,021.0		1,123.2		1,115.2		1,255.8	892.0
Food, beverage and tobacco	148.6		37.5		30.5		209.7	269.8
Cement	9.4		32.7		33.1		8.8	2.1
Chemicals	271.6		213.1		335.4		43.6	49.1
Tire	40.2		112.3		17.1		13.6	18.0
Plastics	22.7		3.8		30.9		40.6	16.0
Forestry products	1.3		0.3		11.4		0.2	1.6
Paper	3.3		13.8		71.4		0.4	0.0
Textiles	52.3		27.8		45.5		15.2	7.7
Glass	20.4		0.1		0.1		1.8	1.1
Clay and cement production	10.9		10.5		0.1		1.9	0.5
Iron-steel	15.4		8.0		10.0		33.1	25.0
Non-ferrous metals	1.1		10.1		1.8		2.1	3.4
Fabricated metal products	2.5		1.3		4.0		1.9	3.3
Machinery	0.3		4.9		2.0		3.3	0.1
Aeronautical	61.5		52.0		0.0		4.9	6.4
Electrical machinery and electronics	133.8		89.3		78.2		146.6	42.0
Transportation equipment	146.8		368.1		245.5		280.4	83.8
Transport related industries	61.9		108.4		154.7		135.3	117.4
Others	79.7		66.8		43.5		50.5	274.0
Services	605.3		553.2		1,878.6		1,289.5	1,235.9
Trade and commerce	101.8		36.0		52.8		324.4	255.3
Tourism	51.9		40.0		40.3		86.5	96.0
Banking	72.4		18.7		30.5		355.7	230.5
Land transportation	0.4		3.9		0.0		0.7	0.0
Air transportation	0.1		7.4		0.0		3.3	0.4
Marine transportation	0.6		0.6		1.1		2.7	3.3
Investment financing	54.8		59.0		21.1		79.4	89.9
Telecommunications	69.7		159.5		948.8		208.0	107.9
Others	253.7		228.0		770.5		228.7	64.1

Total	1,645.7	(1)	1,700.3	(1)	3,059.8	(1)	2,938.4	2,242.1

(1)	Calculation of “Total” foreign direct investment in 1998, 1999 and 2000 does not include “Others”.
Source: UT.

     Investments in the services sector (based on the amounts for which permits have been granted) accounted for 55.1% of total foreign direct investment for 2002, while manufacturing accounted for 39.8% of such total. In 2002, the Government approved $2.2 billion in foreign direct investment, and the net inflow realized through these permits was $569 million.

     The following table sets forth authorized foreign direct investment by country for which permits were granted:

Table No. 21 — Foreign Direct Investment by Country

	1998	1999	2000	2001	2002

		(Amount of authorized capital
		in millions of U.S. dollars)
Total OECD Countries	1,562.5	1,541.1	2,568.3	2,470.3	2,028.4
EU of which:
Germany	329.9	407.3	582.7	319.3	271.9
France	135.5	146.7	37.8	137.7	134.0
Netherlands	352.0	234.6	696.0	635.5	379.3
United Kingdom	44.4	88.4	167.0	506.5	247.6
Italy	128.7	95.2	271.7	33.6	243.5

Total EU	1,085.3	1,166.3	1,950.2	1,804.6	1,426.4
Switzerland	101.6	50.8	35.4	86.1	149.3
USA	297.2	292.5	296.1	316.1	310.8
Japan	17.5	13.9	192.1	258.6	128.8
Islamic Countries	56.8	26.4	49.4	31.8	58.9
Other Countries	26.5	132.8	442.3	236.8	167.8

Total	1,645.8	1,700.3	3,060.0	2,738.9	2,255.1

Source: UT.

     In an effort to strengthen further levels of foreign direct investment in Turkey, the Council of Ministers enacted a Decision on December 11, 2001 which sets forth the key areas to be reformed and the structure of such anticipated reform. According to the Decision, the following nine key areas will be reformed: company registration, employment of foreigners, sectoral licensing, land access and site development, taxation and state aids, customs and technical standards, intellectual property rights, foreign direct investment legislation and investment promotion.

     Technical committees relating to the nine key areas were established and the Government has taken several steps in compliance with the recommendations of the technical committees. A new technical committee, focusing on small and medium enterprises, has also been established. As a result of the recommendations of the technical committees, laws relating to employment of foreign personnel and the investment allowance system (which enables a shift to an automatic state aids system in line with EU requirements) have been enacted.

     Although investment promotion initiatives have been established by several public and private institutions, Turkey at present does not have an agency with a strong and clear mandate to establish and give effect to investment promotion.

     Furthermore the technical committees have encouraged the recruitment of expatriates, sectoral licencing, customs and intellectual and industrial property rights. With respect to customs reform , the Undersecretariat of Customs has been implementing a reform program to improve its administrative efficiency and effectiveness. The customs automated system has been established at 99% of all customs offices and has been further enhanced to assist customs in controlling movement of goods. One of the goals of the customs reforms is to conform the customs regulations and procedures to those mandated by EU legislation. Necessary legislation to strengthen the capacity and infrastructure of the Turkish Patent Institute has been submitted to the Assembly.

CAPITAL ACCOUNT

     In 2002, the capital account balance showed a net inflow of $2.1 billion compared to a net outflow of $14.2 billion in 2001.

     In 2002, non-residents’ net direct investment was $862 million, compared to $2.8 billion in 2001, a decrease of 68.9%. Residents’ net direct investment abroad decreased to $175 million, compared to $497 million in 2001, which was a decrease of 64.8%. As a result, direct investments showed a net inflow of $862 million in 2002, compared to $3.8 billion in 2001.

     In 2002, portfolio investments resulted in a net outflow of approximately $590 million, compared to a net inflow of $4.5 billion in 2001, which stemmed from outflows from securities transactions with non-residents. Sales of securities by non-residents in Turkey amounted to $7.4 billion in 2002. On the assets side, residents of Turkey purchased $2.1 billion net worth of securities abroad in 2002, compared to $788 million in 2001. On the liabilities side, the Government borrowed through bond issues in international capital markets, realizing as net borrowings of $1 billion in 2002 (compared to $99 million in 2001) and banking sector borrowings recorded net repayments of $439 million in 2001. As a result, borrowings through bond issues recorded net borrowings of $590 million in 2002 through issuing bonds abroad.

     In long-term capital movements, a $2.2 billion net inflow was registered in 2002, in contrast to a $1.1 billion outflow in 2001. Long-term foreign exchange credit disbursements increased from $12.6 billion in 2001 to $15.0 billion in 2002 as a result of the increase in borrowing by other sectors. Principal payments decreased to $13.4 billion in 2002 from $14.4 billion in 2001. Deposits with the Central Bank increased from $605 million in 2001 to $616 million 2002.

     Short-term capital movements had a net outflow of $433 million in 2002, compared to a net outflow of $11.3 billion in 2001. Short-term capital movements from the liability side showed a net outflow of $574 million in 2002 compared to $11.2 billion in 2001. The decrease was mostly due to the borrowings of the banking sector as well as the Government. FX deposit accounts, which decreased by $1.4 billion in 2001, decreased by $267 million in 2002, mainly because of an increase in deposits with the Central Bank and a decrease in the outflows of non-resident banks’ foreign exchange deposit accounts. The foreign exchange holdings of banks decreased by $610 million in 2002. Trade Credits showed a net inflow of $1.1 billion in 2002.

     The official reserves of the Central Bank, which had decreased by $2.7 billion in 2001, increased by $6.2 million in 2002.

INTERNATIONAL RESERVES

     Over the last decade, Turkey has substantially increased its international reserves (including official reserves of the Central Bank, reserves held by commercial banks and gold), which are primarily denominated in U.S. dollars. Since 1996, net international reserves have increased steadily, reaching $38.1 billion as of December 31, 2002.

     The following table presents the level of international reserves at the dates indicated:

Table No. 22 — International Reserves

	Gold(1)	Central Bank(2)	Commercial Banks(3)	Gross Reserves	Overdraft	Net Reserves

			(in millions of dollars)
1998	1,012	19,721	8,773	29,506	7.4	29,499
1999	1,011	23,177	9,569	33,757	5.9	33,751
2000	1,006	22,172	11,007	34,185	25.6	34,159
2001	1,032	18,787	10,392	30,212	19.9	30,192
2002	1,279	26,807	9,996	38,082	15.1	38,067

(1)	For 1997 $300 per ounce, for 1998-99 $270 per ounce, for 2000 $269 per ounce, for 2001 $276.5 per ounce, and for 2002 $342.75 per ounce.

(2)	Includes Turkish defense fund (as of May 2003, the fund amount is $426 million).

(3)	Includes all commercial banks (foreign and domestic) doing business in Turkey.

FINANCIAL SYSTEM

THE CENTRAL BANK

     The Central Bank (Türkiye Cumhuriyet Merkez Bankasi) was established in 1930 and performs the traditional functions of a central bank, including issuing banknotes, implementing Government exchange rate and monetary policies, supervising various aspects of the banking system and advising the Government as to financial matters. The objectives of the Central Bank are set in consultation with the Undersecretariat of Treasury (the “Treasury”). The Board of the Central Bank is appointed by the Government. The Central Bank exercises its powers and is responsible for its affairs within the bounds of applicable law and the Government’s defined policies.

     The Central Bank is responsible for developing and implementing the Government’s monetary policy. In addition to being the sole regulator of the volume and circulation of the national currency, it controls the monetary supply through open market operations and by setting reserve and liquidity requirements. The Central Bank’s open market operations desk maintains a portfolio of Government securities to effect repurchases, reverse repurchases, direct sales and direct purchases. On a day-to-day basis, the Central Bank also regulates liquidity through the interbank market. The Central Bank has the exclusive right to issue banknotes in Turkey.

     Within the framework of legislation and the Republic’s overall economic objectives, the Central Bank manages and controls the official gold and foreign exchange reserves. The Central Bank’s foreign currency reserves consist primarily of U.S. dollar and Euro denominated deposits and marketable securities issued by foreign governments and institutions of high credit quality. The Central Bank is also required to determine and protect the parity of the national currency with gold and foreign currencies within guidelines set by the Government. Besides the foreign exchange market, the Central Bank oversees the domestic markets for Turkish Lira deposits, foreign currency notes and foreign currency deposits. The Central Bank also may engage in lending and the granting of credits through its discount window from time to time, though it has not done so to any material extent from January 1996 to date.

     The Central Bank and the Treasury signed an anti-inflation protocol in 1997 that established the manner in which short-term cash advances to the Treasury are given. As a result, the Central Bank obtained more autonomy to determine interest rates and monetary policy. The Treasury also agreed to safeguard the Central Bank’s monetary program. According to the protocol, the Treasury has to repay all short-term cash borrowed from the Central Bank at the end of each month so that the amount of short-term cash advances to the Treasury in the Central Bank’s monthly balance sheet is zero at the end of each month.

     On May 5, 2001, the Law to Ensure Central Bank Independence was enacted to, among other things, ensure the independence of the Central Bank and improve accountability and transparency. The Monetary Policy Committee was established to set Turkey’s inflation targets, safeguard the Turkish Lira against foreign exchange rates and determine the exchange rate regime. The new law prohibits the Central Bank from making cash advances to the Treasury. Moreover, the Central Bank is no longer permitted to provide credit lines to public institutions.

MONETARY POLICY

     1998.     The primary goal of the Central Bank’s 1998 monetary policy was to contribute to the Government’s policy of reducing the inflation rate by implementing an exchange rate policy that was consistent with the inflation target and by controlling reserve money on the liability side of its balance sheet.

     Target bands for the growth of reserve money were announced in January and April 1998 for the first and second quarters of the year, respectively. The growth rate of reserve money was targeted to be 18-20% for the first quarter and 14-16% for the second quarter, producing a cumulative increase of 34-39% for the first half of the year. Reserve money grew by 17.3% in the first quarter and 13.1% in the second quarter, which were below the lower limit of the targeted band.

     In June 1998, Turkey entered into a Staff Monitored Program (the “SMP”) with the IMF, pursuant to which the Central Bank adopted new definitions of net domestic assets and reserve money. In line with the SMP, the Central Bank planned to conduct its monetary and exchange rate policy consistent with the targeted inflation in the second half of the year. Considering the uncertainties regarding the demand for base money and the reserve money multiplier in a period of declining inflation, the Central Bank shifted its target from reserve money to its net domestic assets for the second half of 1998. In this regard, the Central Bank aimed to keep the expansion of net domestic assets under tight control and to reduce its intervention in the money market. However, due to adverse external developments resulting from the economic crisis in Russia, the Central Bank intervened heavily in the foreign exchange market and raised interest rates in order to provide stability for the currency. This produced a decrease in official reserves. In addition, the Russian economic crisis limited the ability of the Treasury to obtain financing in the international markets, which resulted in an increased demand for Turkish Lira.

     In order to increase the liquidity of the markets, the Central Bank allowed a more rapid expansion of net domestic assets during the third quarter of the year. In October 1998, the year-end target for net domestic assets under the SMP was revised to TL700 trillion from negative TL1,514 trillion. Nonetheless, net domestic assets at year-end 1998 stayed below the targeted level and registered as TL579.4 trillion, compared to TL142 trillion at year-end 1997. In 1998, M2 and MY2 grew by approximately 102% and 90%, respectively, as compared to year-end 1997.

     1999.     The Central Bank’s monetary program announced at the beginning of 1999 was aimed at preserving its international reserve level and maintaining the gain achieved through decreasing inflation. The Central Bank declared that its exchange rate policy would be conducted in accordance with the estimated inflation rate in 1999 in order to prevent appreciation of Turkish Lira, while the exchange rate policy would be conducted by taking into consideration the sustainability of the current account and inflation.

     In line with the launch of the Euro on January 1, 1999, the Central Bank replaced the Duetsche Mark with Euro in the foreign exchange basket against which it measures the Turkish Lira. Beginning in 1999, the foreign exchange basket consists of $1.00 and 0.77 Euro rather than DM 1.5.

     In the first quarter of 1999, due to a rapid increase in net foreign assets and a moderate increase in reserve money, the realized figure for net domestic assets was below the targeted level. In the first half of 1999, the decline in net domestic assets and the gradual increase in net foreign assets due to the rise in foreign exchange reserves continued as a result of the decrease in net domestic credit extension, the decrease in the Central Bank’s funding through open market operations and the Central Bank’s intensive foreign exchange purchases. Open market operations declined by approximately 53%, reflecting the Central Bank’s policy decision in favor of obtaining liquidity through foreign exchange purchases rather than open market operations.

     During the IMF’s visit for Article IV consultations in connection with the SMP in June 1999, new net domestic asset targets for the end of third and fourth quarters of 1999 were set at TL1,000 trillion and TL1,100 trillion.

     The Central Bank decreased its bid/ask quotations in the interbank money market to 46%-74% on July 5, 1999 and to 55%-70% on September 8, 1999 in order to prevent fluctuations in the financial markets. Such quotations were not changed again until the end of 1999.

     Within the context of the Stand-By Arrangement with the IMF, the Central Bank operates the monetary policy by specifying a ceiling for net domestic assets and a floor for net international reserves The ceiling for net domestic assets and the floor for net international reserves are two performance criteria set by the Stand-By Arrangement. With the SMP of the IMF in February 1999, net domestic assets became the target variable, and the upper limits were fixed for March and June 1999. The targeted level for net domestic assets was set at TL800-900 trillion in the first quarter of 1999, TL1,000 trillion in the second quarter, TL-1,000 trillion in the third quarter and TL-1,100 trillion in the fourth quarter.

     During 1999, reserve money increased by 97.1% from TL3,486 trillion to TL6,870 trillion. As of the end of 1999, due to the increase in net foreign assets and the moderate increase in reserve money, net domestic assets had decreased from TL579 trillion to negative TL932 trillion. The nominal increase in net foreign assets was 168% compared to the end of 1998. The nominal rate of increase in base money was 83.7%. Net domestic assets decreased throughout 1999 until November 1999. Net domestic assets increased in November and December 1999 as a result of the liquidity requirements that were imposed on banks. The value of net domestic assets was TL-932 trillion as of December 31, 1999.

     In the first two weeks following the August 17, 1999 earthquake, international reserves decreased by $1 billion and the demand for Turkish Lira prompted the Central Bank to provide liquidity through open market operations.

     The nominal devaluation rate of the foreign exchange basket was 60.9% in 1999, while WPI inflation was 62.9% in the same period. The real effective exchange rate calculated on the basis of wholesale prices declined by approximately 1.7% at the end of 1999 compared to the end of 1998.

     2000.     The monetary and the exchange rate policies implemented in 2000 differed from previous policies because they were explicitly directed towards disinflation as part of the Stand-by Arrangement with the IMF. Within the framework of the monetary policy, the annual depreciation path of the Turkish Lira against the foreign exchange basket of $1.00 and EURO0.77 was determined for the year 2000.

     The upper limits on net domestic assets, excluding the revaluation account and the band around net domestic assets, were also important issues of the monetary policy. In practice, the quarterly ceiling values for net domestic assets were set at TL-1,200 trillion and such values were determined as the performance criteria in the context of the Stand-By Arrangement. The band around net domestic assets, which was determined for each quarter in accordance with the realized base money stock at the end of the preceding quarter, provided less room for intervention by the Central Bank. It was presumed that increases in base money demand would be met by capital inflows, which would be viewed as increases in net foreign assets on the Central Bank balance sheet.

     In 2000, the required reserve ratio for Turkish Lira denominated deposits was decreased from 8% to 6% and the remaining 2% was held as free deposits at the Central Bank. Because the banking system was allowed to hold these free deposits in a weekly averaging plan (as opposed to a daily plan), the banks were provided more flexibility in their liquidity management. The Central Bank offset changes in net credits to the public sector in the Central Bank balance sheet in order to maintain net domestic assets in the predetermined band, except on religious holidays, which are possible periods of increases in the demand for base money.

     In accordance with the band around net domestic assets, the Central Bank’s bid/ask quotations in the interbank money market were announced on a daily basis and were changed frequently in consideration of the liquidity of the market in 2000. In previous years, changes in bid/ask quotations were made much less frequently. In 2000, the difference between ask quotations and bid quotations was much wider than in previous years so as to discourage banks from using Central Bank funds through the interbank money market unnecessarily and eliminate the possibility of disturbing the values of net domestic assets at the end of each day.

     Between January 2000 and the end of November 2000, the Central Bank maintained net domestic assets in line with what was determined by the Stand-by Arrangement. The daily net domestic asset values remained within the predetermined band, except for the religious holiday in March 2000, and the end of quarter values of net domestic assets were realized below the predetermined upper limit of TL-1,200 trillion.

     During late November and early December 2000, Turkish financial markets experienced a period of high volatility. Financial difficulties of one medium-sized bank, which was subsequently taken over by the SDIF, and the sell-off by that bank of large stocks of government paper in the secondary market led primary dealers to suspend the posting of rates on government paper. The suspension triggered massive capital outflows, despite the rise in interest rates to up to 200% per year. At the same time, the Central Bank increased the supply of net domestic assets through open market operations, the interbank money market and fixed rate quotations in an effort to alleviate the effects of excessively high interest rates on the banking system. These events, in the context of weaker international market sentiment for emerging economies, led to the Government’s loss of approximately $6.0 billion of foreign exchange reserves. On November 30, 2000, the Central Bank announced that it would no longer provide liquidity to the market in order to stop the loss of foreign exchange reserves. Overnight interest rates rose very rapidly, however, to over 800%.

     Following the November 2000 financial crisis, the demand for foreign exchange continued despite increased interest rates. There was a partial improvement in the financial market after the announcement of the SRF from the IMF in December 2000. See “Economy—Financial Crises—November 2000.”

     At the end of 2000, the value of net domestic assets (excluding the revaluation account) exceeded the requirements of the predetermined band and was TL2,366 trillion, primarily due to the increase in liquidity demand after the financial crisis in November 2000 and the rapid increase in liquidity demand in the markets as a result of the religious holiday in late December. As a result of the unsystematic increase at the end of 2000, the net domestic asset value subject to the performance criteria was determined as the average of December 11, 2000 and January 11, 2001. The new performance criteria on net domestic assets for the end of 2000, which was set at TL1,650 trillion, were satisfied with TL1,060 trillion in 2000.

     In 2000, base money increased by 49% in nominal terms from TL3,879 trillion to TL5,788 trillion. The real rate of growth in base money was 7%. Foreign assets increased 17% in the period between January and mid-November 2000. However, the November 2000 financial crisis resulted in a loss of gross foreign exchange reserves and foreign assets decreased. The annual rate of change in net foreign assets by the end of 2000 was -49% in terms of U.S. dollars. The quarterly floors set as the performance criteria for net international reserves in the first two quarters of 2000 were met. In the second half of 2000, the end-of-quarter values of net international reserves were realized higher than the floors. However, the end of year indicative floor value was subject to a revision after the November 2000 financial crisis.

     In 2000, the rate of increase in the exchange rate basket was 20% in accordance with the preannounced rate. The rates of depreciation of the Turkish Lira against the US dollar and the Euro were 24.4% and 14.1%, respectively, in the year 2000. As of December 2000, the real effective exchange rate based on the wholesale prices decreased by approximately 4.2%.

     2001.     Following the November 2000 financial crisis, the Government announced a new monetary and exchange rate program pursuant to which targets for net domestic assets and net international reserves were determined and the exchange rate policy was clarified. It was decided that the exchange rate policy would be the same as it had been before the November 2000 financial crisis. The predetermined daily exchange rate path was announced for the January-June period and the “progressively widening band” around the central exchange rate path was determined.

     New financial problems arose on February 19, 2001. The Central Bank raised overnight interest rates, with rates at one point reaching over 4,000%, and, by February 23, 2001, Central Bank reserves had declined by $5.3 billion. On February 22, 2001, the Government allowed the Turkish Lira to float freely against other currencies, rather than keeping it loosely pegged to the U.S. dollar and the Euro under the so-called “crawling peg” regime established by the Stand-By Arrangement. The floating of the Turkish Lira effectively allowed a devaluation of the Turkish Lira, which fell nearly 30%, and the Central Bank was forced to inject $4.5 billion, or one-sixth of its cash reserves, into the currency markets. Consumer prices also rose. After the floating of the Turkish Lira, the Central Bank began to meet the Turkish Lira requirements of the markets in order to ensure the functioning of the payment system. Consequently, short-term interest rates, which had skyrocketed to over 2000%, decreased to around 80%.

     On April 14, 2001, the former Minister of Economy, Mr. Dervis, announced a program aimed at restoring confidence in Turkey’s economy. Under this program, public spending was to be cut for the rest of 2001, bureaucratic hiring and wages were to be frozen, and the Turkish Lira would continue to float against other currencies.

     Monetary and exchange rate policy in 2001 was conducted in the framework of a floating exchange rate regime. The Law to Ensure Central Bank Independence (enacted on May 5, 2001) gave the Central Bank, among other things, full operational independence to pursue price stability and to shift to inflation targeting by year-end 2001. The short-term interest rate became the main monetary policy instrument and was used actively to curb the inflationary pressures. The Central Bank actively withdrew the excess liquidity, which was injected to the market as a result of banking operations undertaken to manage the November 2000 and February 2001 financial crises through reverse repurchases and FX sales. As a result, the impact of the excessive increase in net domestic assets to the base money was prevented and monetization was not allowed.

     Prior to the September 11, 2001 terrorist attacks in the United States, monetary and foreign exchange markets were relatively stable, compared to the previous months. However, on the days following the terrorist attacks, the rate of depreciation of the Turkish Lira rose and the interest rates rose. The Central Bank announced that it would meet the liquidity requirements of the markets if necessary and the Central Bank dropped the upper quotation on interest rates. The announcement of the macroeconomic targets and budgetary aggregates, together with international support to Turkey, increased the possibility of additional external financing from the IMF. The Government agreed to the measures necessary to reach the primary surplus of 6.5% of GNP for 2002. In addition, the IMF announced the approval of the 2002-2004 Stand-By Arrangement, which would provide $14.3 billion in financing support for the 2002-2004 period. These two positive developments resulted in the decrease of interest rates to 70% and the decrease of exchange rates to pre-September 11, 2001 levels.

     The annual inflation rate measured on the basis of CPI dropped to 33.4% in February 2001, the lowest level of the last 14 years. Due to the sharp depreciation of the Turkish Lira at the end of February 2001 and the increase in the prices of public goods and services, consumer prices began to rise again. Consequently, the inflation rate was 68.5% in 2001.

     The end of year targets of the Central Bank were met in 2001. The net domestic assets average for the last five working days of December was realized as TL19,493 trillion, which was below the ceiling of TL22,400 trillion. The decline in net international reserves during November-December 2001 amounted to $1,730 million, which was below the performance criteria set as $3,546 million. The base money average for the last five working days of December was realized as TL7,642 trillion, which was below the performance criteria set as TL7,750 trillion.

     The real effective exchange rate calculated on the basis of wholesale prices declined to 87.5% in the first quarter of 2001, and, by the last quarter of 2001, reached 98.3%. Annual depreciation of the Turkish Lira was 115.3% against the U.S. dollar and 107.1% against the Euro. During the February 2001 financial crisis, the overnight compound interest rates climbed to unprecedented levels and, in the aftermath of the financial crisis, ended the year at 80.0%. Annual nominal growth rates for monetary aggregates during 2001 were observed as 51% for M1, 48% for M2 and 88% for M2Y. In real terms, there were contractions of 11% for M1 and 12% for M2, whereas M2Y expanded 11%.

     2002.     A monetary targeting policy was implemented to ensure that monetary expansion would not reach beyond the levels consistent with macroeconomic targets. The expansion in monetary base was set as the target variable and served as the nominal anchor of the program to guarantee that expansion in the money base in 2002 would be in line with the year-end inflation target as well as the growth rate estimate, and that net international reserves would not decrease below a certain floor limit. The Central Bank also stated that it would implement an “implicit inflation targeting” policy.

     Measures were taken to establish exchange rates consistent with domestic economic fundamentals to ensure that the floating exchange rate and the exchange rate market would function more effectively in 2002. Within this framework, the Central Bank announced that it would intervene in the foreign exchange rate market strictly to prevent excessive volatility, without targeting a certain predetermined foreign exchange rate. Moreover, the Central Bank announced that it would hold foreign exchange auctions in order to improve the foreign exchange position. Under the floating exchange rate, the Central Bank’s control over short-term interest rates was strengthened and short-term interest rates became the main policy instrument of the monetary program.

     In the January-April 2002 period the Turkish lira appreciated by about 8 percent, due to the financial support provided by the IMF, which increased the confidence in the economic program. Moreover, Treasury domestic borrowing interest rates decreased by approximately 20 percentage points. The decline in the uncertainty of the global markets improved inflationary expectations, which in turn increased market confidence. In addition to the decline in supply side inflationary pressures, weak domestic demand also contributed to the disinflation trend. Following these economic developments, the Central Bank reduced the short-term interest rates gradually; the overnight borrowing interest rate decreased from 59% to 48% and the overnight lending rate dropped from 65% to 55% in the January-April period.

     The favorable economic outlook in early 2002 was disturbed in the May-August period by various political events, early general election debates and disputes regarding the acceptance of EU Harmonization Laws. During this period, volatilities in the Turkish Lira and foreign exchange markets increased and the decline in the inflation rate slowed down. Starting in August, developments such as the determination of the election date, the acceptance of EU Harmonization Laws and the increasing confidence in the sustainability of the current program after the general elections, had a positive impact on inflation and the overnight borrowing interest rate decreased from 48% to 46%, whereas the overnight lending rate decreased to 53% from 55% in early August.

     During the period between August and November, there were no changes in the short-term interest rates, due to the risk of inflationary pressures in a climate of general elections, increased expenditures (mainly in the pre-election environment) and the delays in some structural reforms. Starting in November, in a post-election environment during which political stability was restored, interest levels decreased after tight fiscal policy disciplines were re-instated. On November 11, 2002 the overnight borrowing rate was lowered to 44% and the overnight lending interest rate was lowered to 51%.

     Within the framework of the numerical objectives of the 2002 monetary program, the targets for base money and net international reserve items, specified as performance criteria, and net domestic assets, specified as the indicative target, have been attained.

     A substantial amount of liquidity was created in the market as a result of the outright purchase of state borrowing notes by the Central Bank from the public banks and SDIF banks in order to provide these banks with short-term financing. This structural excess liquidity continued during the year and by the end of 2002, it had reached 9.6 quadrillion Turkish lira. Excess Turkish lira liquidity in the market was eliminated by Turkish lira deposit buying auctions in the interbank money market and reverse repo transactions in the Istanbul Stock Exchange repo-reverse repo market via open market operations.

     In August 2002, the Turkish Banks’ Association, with the assistance of the Central Bank, launched the Turkish lira interbank offer rate which serves as a reference rate for credit and other financial instruments. The Central Bank gradually ceased its intermediation role in both the interbank money market and the foreign exchange and banknotes market due to the strengthening of the private banking sector and the sale or closing of SDIF banks. On September 2, 2002, the Treasury initiated a primary dealership system in which the Central Bank provides the primary dealer banks with Turkish lira liquidity through open market operations in order to support the system.

     Insufficient demand together with tight monetary and fiscal policy measures increased the demand for Turkish lira denominated assets and strengthened the Turkish lira further in the first four months of 2002. The volatility of the exchange rate declined in this period. An increase in the level and volatility of the exchange rate that was not compatible with macroeconomic fundamentals was observed as of the beginning of May, mainly due to political uncertainties. This period continued until the end of July and the Central Bank intervened in the markets in a limited way on July 11, 2002 in order to reduce the extreme volatility in the exchange rate, by reducing volatility in the FX markets through low transaction volumes. Downward volatility in exchange rates was observed especially before the religious holiday periods in February and December 2003, due to increasing Turkish lira liquidity needs and the Central Bank intervened in the markets on the purchase side. Extreme upward volatility in the exchange rates was observed at the end of December due to negative domestic and external developments and the Central Bank intervened in the markets on the sale side. In 2002, the US dollar/TL rate increased by 13.8 percent, while the euro/TL rate increased by 31.8 percent due to the appreciation of the euro with respect to the US dollar.

     In 2002, the year-end CPI inflation remained at 29.7%, below the inflation target of 35%. The ongoing monetary and fiscal discipline and certain structural reforms were the main causes of disinflation. Furthermore, domestic demand developments did not result in an inflationary pressure because of the high rate of increase observed in production in the second quarter of 2002, which stemmed mainly from stock accumulation and expansion in exports. The pace and magnitude of the exchange rate volatility (which affected inflation) were weakened by the adoption of the floating exchange rate regime and sluggish domestic demand. In addition, the rate of change in food prices, which realized at the lowest level of the last 15 years, caused inflation to remain below the target.

     Annual nominal growth rates for monetary aggregates during 2002 were observed as 39% For M1, 31% for M2 and 25% for M2Y. In real terms, there were expansion of 7.3% for M1 and 1.0% for M2 whereas M2Y decreased 3.3%.

     The following table presents trends in monetary aggregates and selected Central Bank balance sheet information for the dates indicated:

Table No. 23 — Selected Central Bank Balance Sheet Data

	As of December 31

	1998	1999

	(in billions of Turkish Lira)
Assets	2,570,846	6,322,754
Net Foreign Assets	2,907,004	7,829,838
Foreign Assets	7,204,082	14,526,524
Foreign Liabilities	4,297,078	6,696,686
Central Bank claims on:
Public Sector	355,114	(247,385)
Deposit Money Banks and other Financial Institutions plus net other items	(691,272)	(1,259,699)
Liabilities	2,570,846	6,322,754
Domestic Liabilities	2,043,554	4,735,654
FX Deposits of Non-Banks	668,292	1,723,362
FX Deposits of the Banking Sector	1,375,262	3,012,292

	As of December 31

	1998	1999

	(in billions of Turkish Lira)
Reserve Money	2,145,718	3,932,210
(of which: Currency Issued)	1,328,542	2,390,748
Deposits and Other Liabilities of the Central Bank	(1,618,426)	(2,345,110)

     In 2000, the Central Bank implemented a restructured balance sheet, called the Stand-By Balance Sheet, and changed certain definitions concerning monetary aggregates. Balance sheet items for 2000 are no longer presented in the above format. Beginning in 2000, balance sheet items will be presented in the format shown below:

	As of December 31

	2000	2001	2002

	(in trillions of Turkish Lira)
Asset	16,903.4	60,089.5	50,995.3
Foreign Assets	18,004.0	34,409.6	23,075.2
Domestic Assets	(1,100.6)	25,680.0	24,221.8
Cash Operations	(416.0)	25,664.1	(1,146.6)
FX Revaluation Account	(875.2)	(174.8)	0.0
IMF Emergency Assistance	190.6	190.6	74,070.5
Liability	16,903.4	60,089.5	53,551.1
Total Foreign Liabilities	15,923.6	50,220.7	37,368.8
Liabilities to Non-Residents	10,406.0	36,733.2	16,182.3
Liabilities to Residents	5,517.6	13,487.5	20,519.5
Central Bank Money	979.9	9,868.8	10,668.3
Reserve Money	5,949.3	7,975.9	7,635.6
Currency Issued	3,772.4	5,282.7	2,791.8
Deposits of Banking Sector	2,015.5	2,520.2	178.1
Extra Budgetary Funds	115.7	104.2	62.8
Deposits of Non Banking Sector	45.7	68.9	9,851.1
Other Central Bank Money	(4,969.5)	1,892.9	9,578.7
Open Market Operations	(5,218.6)	1,244.0	272.4
Deposits of Public Sector	249.2	649.0	50,995.3

	Key Monetary Aggregates

	As of December 31

	1998	1999	2000	2001	2002

		(in trillions of Turkish Lira)
M1	2,562.5	4,272.0	6,746.5	11,128.8	15,827.6
M2	11,423.2	21,992.7	31,109.3	46,329.1	61,879.8
M2Y (M2 + foreign exchange deposits at commercial banks)	20,212.7	40,153.6	56,046.3	105,654.6	133,664.9

Source: CBT.

     The following table presents the discount rates of the Central Bank for the dates indicated:

Table No. 24 — Discount Rates

Year	Discount Rates

1998	67%
1999	60%
2000	60%
2001	60%
2002	55%

EXCHANGE RATES AND EXCHANGE POLICIES

     Beginning in November 1995, the exchange rate policy of Turkey was to devaluate the Turkish Lira in line with WPI inflation against a foreign currency basket consisting of $1.00 USD and DM 1.50. In 1998, the Central Bank adopted an exchange rate policy consistent with the Government’s policy of reducing the inflation rate. The value of the currency basket consisting of $1.00 and DM 1.50 increased by 58.1% against the Turkish Lira, compared with the 54.3% increase in wholesale prices, in 1998. In 1999, the Central Bank replaced the Deutsche Mark with the Euro in the foreign currency basket, so that the basket now consists of $1.00 and EURO 0.77.

     Pursuant to the terms of the Stand-by Arrangement, the exchange rate for the following 12 months was announced on a daily basis, providing an anchor for inflation expectations. A gradual shift toward a more flexible exchange rate regime was intended to begin on July 1, 2001, with the introduction of a progressively widening band around a central exchange rate path; the progressively widening band was referred to as the “crawling peg.” The width of the band was expected to gradually expand from 7.5% for the period July-December 2001, to 15% for the period January-June 2002, to 22.5% for the period July-December 2002. The exchange rate was expected to become freely floating beginning in 2003. However, as a result of the February 2001 financial crisis, the Government allowed the Turkish Lira to float freely against other currencies in late February 2001, rather than keeping it loosely pegged to the U.S. dollar and the Euro under the “crawling peg” regime. See “Economy—Financial Crises—February 2001” and “Financial System—Monetary Policy.”

     Currently, the Central Bank does not implement a fixed or managed exchange rate regime, nor does it attempt to keep the exchange rate targeted to economic fundamentals. The exchange rate is determined freely in the foreign exchange market. Intervention by the Central Bank is rare because the Central Bank’s ability to intervene is limited to extremely volatile movements. Any discretionary interventions by the Central Bank are not expected to affect the long-term stability of the exchange rate, but will only occur to counterbalance excessive exchange rate volatility. The limited three interventions by the Central Bank in 2002 indicated that the Central Bank did not target any exchange rate level and it would respond to both upward and downward volatility.

     The Central Bank started foreign exchange purchase auctions in the beginning of April 2002, taking into consideration the stability in the foreign exchange markets in the first quarter of 2002, strong signals about reverse currency substitution and the fact that strong foreign exchange reserves would lead to strengthened confidence in the Central Bank policies and the economic program. This implementation did not involve any targets for foreign exchange reserve level or exchange rate level.

     The Central Bank announced in January 2002 that it would gradually cease its intermediary role in foreign exchange and foreign currency markets. Through this policy, it was intended that the undertaking of transaction risks would lead to a price formation mechanism that fully reflects the risk perceptions. Accordingly, the Central Bank ceased its intermediary role in foreign exchange deposits for the Turkish lira deposits market and the forward foreign exchange purchase-sale market on March 1, the foreign banknotes purchase-sale for the Turkish lira market on July 1 and the purchase-sale for the Turkish lira market on September 2, 2002.

     The following table displays the average and the period-end rates of exchange of Turkish Lira per U.S. Dollar, Deutsche Mark, Japanese Yen and against a currency basket consisting of $1.00 and DM 1.50 (for the period through 1999) and $1.00 and EURO 0.77 (for 2000, 2001 and 2002):

Table No. 25 — Exchange Rates(1)

				Turkish Lira per
	Turkish Lira per	Turkish Lira per	Turkish Lira per	Currency Basket
Period Average	U.S. Dollar	Deutsche Mark	Japanese Yen	$1.00 + DM1.5

Year
1998	262,304.22	149,782.70	2,015.79	486,907.02	(2)
1999	422,152.48	228,969.86	3,752.31	765,607.26	(2)
2000	626,711.58	294,867.50	5,818.89	1,070,778.80	(3)
2001	1,231,322.05	561,888.54	10,108.99	2,077,520.07	(3)
2002	1,513,102.41	658,271.00	12,151.49	2,619,332.17

Period End

At December 31st
1998	314,230.00	188,240.00	2,730.00	569,590.00	(2)
1999	542,703.00	278,506.00	5,309.00	960,462.00	(2)
2000	675,004.00	317,790.00	5,981.00	1,153,592.88	(3)
2001	1,446,510.00	651,504.00	11,045.00	2,427,667.87	(3)
2002	1,642,384.00	658,271.00	13,769.00	2,960,387.61	(3)

(1)	Central Bank foreign exchange selling rates.

(2)	The basket consisting of $1.00 and DM1.50.

(3)	The basket consisting of $1.00 and EURO0.77.

Source: CBT.

BANKING SYSTEM

     In addition to the Central Bank, 54 banks were operating in Turkey as of August 2003, including 14 investment and development banks (one of which is a clearing bank) and 40 commercial banks. The banking system in Turkey allows commercial banks to engage in banking and other financial services. Three of the commercial banks in Turkey are state-owned banks. The major commercial banks are internationally recognized institutions with nationwide branch networks and deposit bases. Banks are permitted to deal in foreign exchange and to borrow and lend in foreign currency.

     Of the 40 commercial banks, 25 are domestically owned private banks and 15 have 50% or more of their shares owned by foreign shareholders or are branches of foreign banks. Of the 14 development and investment banks, 11 are domestically owned and 3 are foreign-owned.

     Banking Reform

     In June 1999, the Assembly passed a banking reform law, the Banks Act (Law No. 4389, as amended by Law No. 4491). The legislation was established to further align Turkish banking regulations with EU directives. The law was intended to establish rules and procedures governing incorporation, management, transactions, mergers, liquidation and supervision of banks in order to ensure efficiency in the credit system and increase confidence and stability in the financial markets. The law also provided for the establishment of the BRSA, an independent public entity with administrative and financial autonomy that supervises financial institutions. Major areas of change include reduced lending limits, closer monitoring of problem banks, acceleration of the liquidation of problem banks and increased effectiveness of supervision through the BRSA.

     As a result of the Banks Act, the Turkish banking system is under the supervision of the BRSA. The Banking Regulation and Supervision Board of the BRSA was appointed on March 31, 2000, but did not begin operations until August 31, 2000.

     Savings deposits at banks are insured by the Savings Deposit Insurance Fund, or the SDIF, which is managed and represented by the BRSA. In addition to providing deposit insurance, the SDIF has the authority to take over financially troubled banks and is responsible for restructuring and increasing the financial soundness of such banks. In addition, to strengthen the financial status of the SDIF, new entrants into the banking sector have to pay an entrance fee to the SDIF; the entrance fee is equal to a percentage of the minimum capital requirement of the bank.

     Following the November 2000 and February 2001 crises experienced in Turkey, a restructuring program was initiated by the BRSA on May 2001, which focused on (a) restructuring of state banks, (b) resolution of SDIF banks, (c) strengthening of private banks, and (d) changing the regulatory and supervisory framework.

     State Banks

     The main objective of the restructuring process of the state banks was to re-build their organizational structure in compliance with international competition provisions set by the Bank of International Settlements. Management of the three state banks was transferred to a newly set up Joint Board of Directors, composed of professional bankers, which is in charge of the restructuring process and will prepare these banks for privatization.

     Since 1984, most of the state-owned banks have typically run losses because of their specialized public policy functions, such as the granting of subsidized loans to farmers and small businesses. For example, as of December 2000, 32.3% of the loans of state owned banks were granted at below market rates. As part of the reform process which began in 1999, state-owned banks now have no duty to grant subsidized loans to farmers and small businesses unless resources are designated to such state-owned banks by the Government. The transactions that the state-owned banks are obligated to undertake and that appear in their interim balance sheets have been covered by the Treasury within the framework of “special duty losses.”

     State banks’ claims on Treasury arising from the subsidized lending (duty losses) and the interest accrued on such losses were securitized in 2001. The Treasury supplied Government bonds of TL23 quadrillion in 2001 to securitize the state banks’ receivables from the Government. Existing regulations that permitted subsidized lending through state banks (creating duty losses) were annulled in July 2001 in order to prevent the generation of new duty losses and loss-generating duties can no longer be assigned to banks. State banks provided liquidity through the outright sale of government securities or repurchase transactions made with the Central Bank and eliminated their short-term liabilities to private banks and clients, which was approximately TL8.5 quadrillion on March 16, 2001. State banks’ borrowing through repurchase transactions with the Central Bank also declined from TL5.5 quadrillion in March 2001 to TL1.9 quadrillion as of January 18, 2002. The Treasury contributed to the stabilization of the liquidity position and cash inflow of state banks through early redemption of Government securities, which helped ease the pressure on short-term borrowing.

     Since March 2001, the Treasury has injected securities and cash to state banks in order to strengthen their capital base. As a result, paid-in capital of the state banks rose from TL477 trillion in December 2000 to TL3.4 quadrillion in December 2001, while shareholders’ equity rose from TL712 trillion to TL4.1 quadrillion during the same period.

     Despite the sharp increase in non-performing loans, the capital adequacy ratio of state banks improved considerably in 2001. This improvement resulted from capital injections and the increase in the share of Government securities. The significant reduction in short-term liabilities and the strengthening of the capital base contributed to the elimination of distortions created by state banks in the deposit market. State banks were able to reduce average deposit rates to 57% in December 2001 from 70% in December 2000. During the same period, interest rates on FX deposits decreased considerably. State banks became more prudent in identifying risky loans and began to set aside reserves for such loans. Non-performing loans of state banks rose to TL3,613 trillion in December 2002 from TL3,365 trillion in December 2001 and TL1,017 trillion in December 2000, while reserves for non-performing loans increased to TL2,904 trillion in December 2002 from TL2,301 trillion in December 2001 and TL296 trillion in December 2000.

     SDIF Banks

     Of the twenty banks whose administrations were taken over in the period 1997-2002 by the SDIF, twelve banks were merged, five banks were sold to domestic and foreign investors and the license of one bank was revoked. By the end of December 2002 there were two banks left under the administration of the SDIF, one (Bayındırbank) was used as a bridge bank for the resolution of the SDIF banks and one (Pamukbank) is under an on-going sale process.

     Following SDIF takeover, the banks have been operationally restructured to improve organization, technology, human resources, financial control, planning, risk management and service quality. They are fully recapitalized with Government securities that bear market interest rates. A portion of the securities received by these banks is sold to the Central Bank and the proceeds are used to repay overnight debt to eliminate overnight exposure of the banks and prevent an increase in overnight interest rates. The Central Bank eliminates the liquidity through reverse repurchases and Treasury borrowing. The management of very short-term debt of the public sector has been shifted to the Central Bank. As a result, the cost of financing the very short-term debt has been lowered, the maturity of the debt has been lengthened and the balance sheet of these banks has been reduced. As of December 31, 2002, SDIF banks sold TL4,115 trillion of Government bonds to the Central Bank and eliminated their short-term liabilities.

     A sum of $21.7 billion was required for the financial restructuring of the banks taken over by the SDIF. Of this amount, $17 billion has been obtained from public sector resources and the remaining $4.7 billion from private sector resources (i.e. from the SDIF’s own resources).

     A significant portion of the funds stated above has been used for repayment or transfer of the SDIF banks’ deposit liabilities which were USD 26 billion to other banks, as well as the FX liabilities. TL479 trillion in Turkish Lira and USD 2,587 million in FX denominated deposits were transferred to 8 private banks through a series of auctions backed by matching government securities portfolios. A portion of these special issue bonds was used by the SDIF banks to eliminate their short-term liabilities. These liabilities, amounting to TL5.2 quadrillion as of March 16, 2001 (excluding those liabilities to the CBRT) were fully eliminated by using the funds provided through outright sales to the Central Bank. Short-term liabilities to the Central Bank amounting to TL2.6 quadrillion as of the same date were fully repaid in 2002. Open FX positions of the SDIF banks, which were around USD 4.5 billion before May 2001, decreased substantially as a result of the introduction of FX indexed treasury papers during the second half of May 2001 and became USD 561 million as of end-June, 2001. Although FX net open positions had increased with the SDIF’s takeover of Pamukbank, they decreased to USD 367 million as of December 2002. The SDIF banks’ deposit interest rates have been kept in line with the market rates since March 2001.

     Significant improvements were made towards reducing the number of bank branches and personnel. As of December 2002, the number of personnel in SDIF banks had decreased by 45% (5,886 people) compared to the date of transfer. The number of branches of SDIF banks, which was 1,815 at the date of transfer, was reduced to 203 by December 2002. A detailed strategic and organizational implementation plan regarding operational restructuring of Ziraat Bank and Halk Bank was adopted and approved by the Assembly and the Council of Ministers. The Council of Ministers’ Decree, published on February 1, 2001, contemplated a reduction of the number of branches and employees by 897 and 16,000 respectively by the end of June 2002. By July 31, 2002 the number of employees was reduced by 14,495 and by June 30, 2002 the number of branches was reduced by 788.

     As of December 2002, 1,204 institutional and 1,685 individual loan files, with a total book value of TL3.7 quadrillion, were transferred to the collection department of the SDIF. TL315 trillion and $24.8 million were paid to the banks in return for the net book value of the transferred loans. SDIF banks collected $903.5 million between their date of transfer and December 2001. 164 branches of Etibank,

Kentbank and İktisat Bank, which are in liquidation process, were sold to other banks. 1,253 employees were transferred to the acquiring banks.

     In 2001, TL824 trillion of Government securities were redeemed through cash payment, while TL995 trillion were cancelled and returned to the Treasury. In 2001, TL1 quadrillion and TL1.2 quadrillion were transferred from SDIF’s own reserves to SDIF banks in the form of capital and deposits, respectively. SDIF banks eliminated their short-term liabilities to clients and private banks by using funds generated through the sale of TL4.2 quadrillion special issue bonds to the Central Bank. Since March 2001, SDIF banks’ deposit interest rates were uniformly determined and were below the interest rates on Government securities. A portion of the deposits of SDIF banks was sold to other banks through a series of auctions, backed by matching Government securities portfolios. Auctions were conducted with separate bidding processes for TL and FX deposit pools. As a result of such auctions, TL479 trillion in Turkish Lira and $2,587 million in FX denominated deposits were transferred to eight private banks.

     On July 1, 2001, the Banking Regulation and Supervision Agency (BRSA) cancelled the banking license of Turk Ticaret Bankasi A.S. (Turk Ticaret Bank). In December 2001, the banking licenses of three banks that were previously taken over by the SDIF, Iktisat Bankasi T.A.S., Etibank A.S. and Kentbank A.S., were also revoked. On January 11, 2002, the SDIF sold all of its shares in Sitebank A.S. to NovaBank S.A. (Greece). The banking license of Toprakbank A.S. (Toprakbank) was revoked by the BRSA on September 26, 2002 and, following the revocation, Toprakbank was merged with Bayindirbank. Bayindirbank will remain under the control of SDIF and is to be used as a “Bridge Bank” by the SDIF.

     The BRSA accepted a bid by Denizbank A.S. (Denizbank) regarding the purchase of Milli Aydin Bankasi T.A.S. (Tarisbank) as of October 10, 2002. The share transfer agreement regarding the purchase of Tarisbank by Denizbank A.S. was signed on October 21, 2002 and the share transfer was finalized as of October 25, 2002. The full merger of the operations of Tarisbank and Denizbank A.S. was completed in December 2002.

     Private Banks

     With the implementation of the restructuring program in May 2001, new goals were set in the private bank sector (excluding development and investment banks), such as the increase of capital, the elimination of non-performing loans through voluntary restructuring of debt of private sector companies (the Istanbul Approach) and establishment of asset management companies. The legal framework (Act No 4743 on Restructuring of Debts to the Financial Sector and Amendments to Certain Laws) was completed on January 31, 2002 and 25 privately owned deposit banks went through a three stage audit after which the financial status of these banks as of December 31, 2001 was reported. Provisional Article 4 of the Banks Act made it possible for certain banks to receive a one time assistance package from the SDIF in the form of Tier 1 capital or subordinated loan (Tier 2 capital).

Regulatory and Supervisory Framework

     Simultaneously with the financial and operational restructuring of the banking sector, implementing legislation and institutional regulations were enacted based on international standards, relating to capital adequacy, risk management, lending and subsidiary limits, loan loss provisioning, compliance with the International Accounting Standards, independent auditing, mergers and acquisitions, bank capital increase, special financial institutions and supervision and cooperation with foreign supervisory authorities. These measures aim to strengthen the regulatory and supervisory framework, ensure efficiency and competitiveness in the banking sector and facilitate sound banking practices.

     Banking Standards

     In 1996, the Uniform Chart of Accounts and Accounting Standards was revised, bringing the standards in line with the International Accounting Standards, except for the standard on inflationary accounting. On June 21, 2002, the BRSA issued a final regulation on the new accounting standards to ensure that the year-end balance sheets of all banks comply with International Accounting Standards for

2002. Full adoption of the International Accounting Standards including inflationary accounting was completed by July 2002.

     A communiqué on the principles of the preparation and announcement of consolidated financial tables by banks was published in May 1997. The communiqué requires that banks that (a) are the parent company of a group of financial institutions, (b) hold exclusive or joint controlling power (with other financial institutions in the group) over one or more of the financial companies in the group or (c) hold significant influence over these companies prepare consolidated financial statements for themselves and the other financial institutions in the group. Such banks established in Turkey are required to consolidate the statements of the financial institutions that are members of such a group, regardless of their country of origin and field of expertise. The rules applying capital adequacy ratio requirements and foreign exchange exposure limits on a consolidated basis were issued in December 1999.

     According to the Decree on Loan Loss Provisioning (Decree No. 99/13761 effective December 21, 1999 and amended on January 31, 2002), banks, including branch offices abroad, must classify their loans and all other receivables into one of the following five categories: (i) standard credits and other receivables, (ii) credits and other receivables subject to close scrutiny, (iii) credits and other receivables with a limited possibility of collection, (iv) doubtful loans and other receivables, and (v) credits and other receivables that qualify as a loss. Collateral is classified into four groups according to its liquidity. The Decree on Loan Loss Provisioning also requires banks to maintain a general reserve of 0.5% of their group (i) and (ii) credits and 0.1% of their non-cash credits.

     In June 1998, capital against weighted risk assets and off-balance sheet items were brought into line with the EU directives by a communiqué on capital adequacy of banks.

     The following table sets forth the capital adequacy ratios for all banks operating in Turkey and for the state-owned deposit banks:

Table No. 26 — Capital Adequacy at end of Period

		State-owned
	All banks	deposit banks

	(percentage)
Q1, 1998	12.8	12.8
Q2, 1998	14.0	11.6
Q3, 1998	14.6	12.7
Q4, 1998	12.6	8.6
Q1, 1999	13.9	7.4
Q2, 1999	14.3	8.5
Q3, 1999	14.2	8.2
Q4, 1999	15.3	11.8
Q1, 2000	13.2	10.4
Q2, 2000	6.8	9.7
Q3, 2000	8.4	7.9
Q4, 2000	13.4	7.8
Q1, 2001	3.2	10.4
Q2, 2001	19.7	19.8
Q3, 2001	15.9	26.9
Q4, 2001	18.8	34.7
Q1, 2002(1)	—	—
Q2, 2002(1)	—	—
Q3, 2002(1)	—	—
Q4, 2002(1)	—	—

(1)	Not available.

Source: UT.

     In August 1999, the overall foreign exchange open position that a bank may hold was limited to 20% of its capital base in order to limit foreign exchange exposure risks. Also, in August 1999, the banks’ required levels of general reserves were reduced from 1.0% to 0.5% of total cash credits and from 0.2% to 0.1% of total non-cash credits.

     A decree of the Council of Ministers dated June 1, 2000 limits the Government insurance of bank deposits to TL100.0 billion until the end of 2000 and TL50.0 billion thereafter.

CAPITAL MARKETS

     As a consequence of the economic liberalization policies implemented in Turkey since the 1980s, together with encouragement from the Government, the Turkish capital markets, encompassing securities and other financial markets, in addition to the economy as a whole, have undergone significant transformation. Financial liberalization gave rise to reorganization of the economy’s institutional structure and the introduction of financial innovations.

     Capital markets deregulation was undertaken in line with overall financial sector reform. The objectives of these reforms were several: to secure transparency, confidence and stability in the capital markets; to contribute to the private sector’s more effective utilization of capital markets; to bring market discipline to State Economic Enterprises (“SEEs”) and strengthen the process of their restructuring; to facilitate local government financing in the capital markets; to develop new instruments, institutions and markets to reduce the costs of credit and funds allocation; to deepen the financial markets; to contribute to the participation of the public at large in investment activity; and to reach standards of developed nations in financial structure and practice.

     Basic legislation was enacted in 1981 to adapt the legal framework to world markets and, one year later, the regulatory body responsible for the supervision and regulation of the Turkish securities market, the Capital Markets Board (the “CMB”), was established. In 1983, a decree law came into effect to restructure the stock exchanges and secondary securities markets. The İstanbul Stock Exchange (the “ISE”) was established in 1986. In 1989, the foreign exchange regime was amended to allow non-residents to invest in Turkish securities and allow residents of Turkey to invest in foreign securities.

     The Turkish Capital Markets Law was amended in 1992 and new instruments were introduced such as repurchase agreements, futures and options contracts, convertible bonds, bonds with puts and calls, asset-backed securities and non-voting shares. The law also prohibits insider trading activities and manipulation, and provided for penalties ranging between TL10 billion and TL25 billion in fines and two to five years’ imprisonment.

     Prospective securities issuers, including SEEs and municipalities, now fall within the scope of the CMB’s “Registration System” and all are subject to common disclosure requirements. Prospectuses for the issuance of securities are now more detailed, in accordance with EU directives. External auditing has been extended in the market.

     Mutual funds, including those established by non-bank financial institutions, have been differentiated based on portfolio structure. “Type A” funds are mutual funds required to invest at least 25% of their portfolios in shares of companies permanently established in Turkey. To encourage individuals to invest in the capital markets, the Government has exempted Type A funds from income taxes.

     Rules regarding margin trading, borrowing and lending securities and short-selling were promulgated in December 1994. In March 1996, principles for the issuance of capital markets instruments by non-residents were introduced. Such principles are regulated by the CMB. The Capital Markets Law also authorizes the CMB to regulate the establishment and operations of institutions that operate in the futures markets. In March 1997, a communiqué concerning the establishment and operations of rating institutions was published by the CMB. In June 1998, a communiqué establishing certain principles regarding capital and capital adequacy requirements of intermediary institutions was published by the CMB.

     The amendments made in the Capital Markets Law at the end of 1999 introduced new provisions to the markets, including minority rights, interim dividends and dematerialization of capital market instruments. In addition, the amendments to the Capital Markets Law called for the establishment of a central registry, an investor protection fund, a capital market training, research and licensing institute, the Turkish Association of Capital Market Intermediary Institutions and the formation of a Turkish Accounting Standards Board.

     In this framework, three regulations adopted by the “Regulation of the Investors Protection Fund,” the “Regulation Regarding the Establishment and Operating Principles of the Central Registry for Dematerialized Securities” and the “Regulation Regarding the Procedures and Principles of the Progressive Liquidation of the Intermediary Institutions” became effective in June 2001. In addition, the Investors Protection Fund was established to pay the losses of investors in intermediary institutions whose bankruptcy cases and liquidations are still continuing. The Turkish Association of Capital Market Intermediary Institutions, which is a professional organization with the attribute of a public institution possessing a juristic personality, became effective in February 2001. A regulation concerning the principles for licensing of persons who engage in capital markets activities also became effective in August 2001.

     Inflation accounting was regulated in November 2001. The regulations were intended to provide domestic and foreign investors more accurate information about the financial situation of publicly held companies. The structure and preparation of consolidated financial statements for holding companies were regulated in November 2001. Both regulations became effective and compulsory for the 2003 fiscal year.

     The amount of private sector securities issued increased from TL842 trillion in 1998 to TL4,193 trillion in 2002. In 1998, the total traded value of securities on the secondary market was TL18 quadrillion. By year-end 2002, the total traded value of securities reached TL106 quadrillion. As of December 31, 2002, total market capitalization was TL56,370 trillion.

     The ISE National-100 Index, the main market indicator, increased by 299% on a Turkish Lira basis and decreased by 24% on a U.S. dollar basis between 1998 and 2002. In the days following the February 2001 financial crisis, the Istanbul Stock Market IMKB-100 Index dropped nearly 15%. At the end of 2002, the ISE National-100 Index was 10,369.9 (on a TL basis) or 368 on a U.S. dollar basis, the average daily traded value on the ISE stock market reached TL422 trillion ($281 million) and total market capitalization was TL56,370 trillion ($34.4 billion). In addition, the average daily traded value registered on the bonds and bills market at the end of 2002 was TL3,314 trillion ($2,166 million). By year-end 2002, the total traded value in the stock market was TL106,302 trillion ($70.8 billion), while the total traded value in the bonds and bills market was TL838,520 trillion ($548 billion). The total value of registered off-exchange transactions was TL547,175 trillion ($367 million) in 2002.

     As of December 31, 2002, there were 48 banks and 119 brokerage houses operating at the ISE.

     The ISE was recognized as a “Designated Offshore Securities Market” by the U.S. Securities and Exchange Commission in 1993 and was designated as an “appropriate foreign investment market for private and institutional Japanese investors” by the Japan Securities Dealers Association in 1995. Likewise, the ISE has been approved by the Austrian Ministry of Finance as a regulated market in accordance with the regulations of the Austrian Investment Fund Act in 2000.

     The settlement and custody operations related to equities, bonds and repurchase transactions realized on the ISE, are carried out by Takasbank, the ISE’s settlement and custody bank. Takasbank is the central securities depository in Turkey, the settlement agency of the ISE, and the national numbering agency responsible for allocating International Securities Identification Numbers, or ISINs, for securities issued in Turkey. In addition, it provides full custody services for foreign institutions. In 1995, Takasbank was granted the title of “Eligible Foreign Custodian” by the SEC and designated as an “Approved Depository” by the Securities and Futures Authority of the United Kingdom. Also in 1995, the Japan Securities Clearing Corporations and Japan Securities Depository Center recognized Takasbank as an eligible depository conforming to the standards predetermined by these institutions.

     The following table shows market activity in the Turkish capital markets for the periods indicated:

Table No. 27 — Securities Markets Activities

	1998	1999	2000	2001	2002

Securities Issued (in trillions of TL)	842	856	5,793	5,730	4,193
Outstanding Securities (in trillions of TL)	13,688	27,099	43,670	133,447	164,115
Private	1,899	3,796	6,868	10,517	13,177
Public	11,789	23,303	36,802	122,930	150,938
Traded value on the ISE Markets (in trillions of TL)
Stock Market	18,030	36,877	111,165	92,540	106,302
Bonds and Bills Market	115,274	286,154	720,457	736,115	838,520
Off-exchange bonds & bills transactions	360,538	699,525	1,328,551	887,069	547,175
Market Capitalization (in trillions of TL)	10,612	61,137	46,692	68,603	56,370
ISE National 100 Index (on TL basis)	2,598	15,209	9,437	13,783	10,370
Number of Companies Traded	277	285	315	310	288

Sources: Capital Markets Board, ISE, UT, Privatization Administration.

PUBLIC FINANCE

GENERAL

     The public sector in Turkey includes the central Government, local governments (provincial governments, municipalities and villages), financial and non-financial state economic enterprises (“SEEs”), Social Security Institutions (“SSIs”) and extra-budgetary funds (“EBFs”).

     The fiscal year of the Republic is the calendar year, and the Republic employs in principle a cash basis of accounting. The annual budget process commences in June with the budget call of the Prime Minister prepared by the Ministry of Finance. Individual ministry budgets are prepared and reviewed by the High Planning Council, which consists of the Prime Minister, certain other Ministers and the Undersecretary of the State Planning Organization, and a budget bill together with supporting information is submitted to the Assembly in early October. Following debate, the annual budget law is approved by the Assembly and promulgated by the President in early December.

     Each of the SEEs adopts an annual financial program, which is approved by the Council of Ministers. The Assembly annually appropriates a single amount to the Treasury for allocation among the SEEs. Revenues and expenditures of the SEEs are excluded from the consolidated budget. Since 1993, by contrast, revenues and expenditures of most EBFs have been consolidated with the national budget. This consolidation was intended to impose discipline on EBF spending and decrease the EBFs’ contribution to the public sector borrowing requirement. See “—Extra-Budgetary Funds.”

CONSOLIDATED CENTRAL GOVERNMENT BUDGET

     The Government implemented an IMF-monitored program in 1998 in order to tackle the increasing inflation and the fiscal deficit (the “SMP”). The program was initiated to reduce inflation to a single-digit level by 2000 while ensuring sustainable growth. In this context, Government income policy was set in line with the inflation targets. As part of its efforts to reduce inflation, the Government announced that the Treasury, the Central Bank and the Ministry of Finance would each produce quarterly policies to give a clearer picture of the Government’s short-term action.

     In 1998, the consolidated budget deficit as a share of GNP was targeted to be 7.5%, while the primary balance was projected to yield a surplus of 3.6% of GNP. The following measures were taken in 1998:

•	The 1998 Budget Law imposed a ceiling on Treasury’s domestic and external borrowing. According to the law, net domestic borrowing had to be equal to the budget deficit. In external borrowing, if the amount borrowed exceeds principal payments of outstanding external debt, the amount will be deducted from the domestic borrowing limit. If the amount borrowed is less than the principal payments, the amount will be added to the domestic borrowing limit.

•	The Budget Law required all public institutions to deposit their excess cash in either the Central Bank or Ziraat Bank.

•	Investment projects whose appropriation was less than 10% of their estimated cost were postponed.

•	Wage and salary increases and agricultural support prices were determined in line with the inflation target.

•	A tax reform bill was approved by the Assembly and put into effect in July 1998. The bill aims to include the unregistered economy within the scope of taxation and to minimize tax evasion and losses through a more effective tax system.

     As a result of these measures, the primary surplus was realized as 4.4% of GNP in 1998 compared to 0.1% in 1997. The budget deficit improved by 0.5% of GNP to 7.1% of GNP, compared to 7.6% in 1997.

     Consolidated budget revenues as a share of GNP increased to 21.7% in 1998 from 19.6% in 1997. This mainly stemmed from an increase in tax revenues that resulted from, among other things, an improvement in tax administration procedures, the initiation of tax identification numbers and increased tax inspections. See “Public Finance — Taxation.” Non-tax revenues increased to 4.3% of GNP in 1998 from 3.2% in 1997. This increase was primarily due to the transfer of operating rights of two GSM licenses and special revenues from eight-year basic education levies. See “Public Finance — Privatization.”

     Total budget expenditures increased from 27.2% of GNP in 1997 (TL7,991 trillion) to 28.8% of GNP in 1998 (TL15,414 trillion). The increase in interest expenditures from 7.8% of GNP in 1997 to 11.5% of GNP in 1998 was the primary reason for the overall increase in budget expenditures.

     In October 1998, a comprehensive draft budget was proposed for 1999, but it was held back after the fall of the coalition government. Instead, a transitional budget was approved by the Assembly. The transitional budget was in force for the first half of 1999. The 1999 budget was approved by the Assembly on June 18, 1999. In 1999, total consolidated budget revenues were estimated to be TL18,030 trillion (23.0% of GNP) while total expenditures were estimated to be TL27,144 trillion (34.7% of GNP). Consequently, the budget deficit was estimated to be TL9,114 trillion (11.6% of GNP) and the primary surplus was estimated to be TL1,187 trillion (1.5% of GNP).

     The Government, in an effort to reduce the high inflation rate, agreed with the IMF to replace the SMP with the Stand-By Arrangement between Turkey and the IMF on December 22, 1999. According to the Stand-By Arrangement, the consolidated central government budget was supposed to produce a primary surplus of TL1,000 trillion at year-end 1999.

     In 1999, consolidated budget revenues were realized as TL18,650 trillion (23.8% of GNP, compared to 21.7% in 1998) and total expenditures were realized as TL27,802 trillion (35.5% of GNP,

compared to 28.8% in 1998), an increase of 61% and 80%, respectively, over 1998. Consequently, the budget deficit in 1999 was TL9,153 trillion (11.7% of GNP compared to 7.1% in 1998). The primary budget surplus was TL1,568 trillion (2.0% of GNP) in 1999, compared to TL2,346 trillion in 1998). The primary budget surplus in 1999 significantly exceeded the targeted primary surplus under the Stand-By Arrangement.

     In 2000, the budget estimates were in line with the IMF targets set by the Stand-By Arrangement. The 2000 Budget was based on a GNP increase of 42.5% and real GNP growth of 5.5%.

     Consolidated budget revenues were estimated as TL32,585 trillion (25.9% of GNP) and expenditures as TL46,713 trillion (37.2% of GNP). Consequently, budget deficit was projected as TL14,128 trillion (11.2% of GNP) and primary surplus targeted as TL7,004 trillion (5.6% of GNP).

     Consolidated budget revenues in 2000 reached to TL33,189 trillion (26.4% of GNP) and exceeded the original target by 0.5% of GNP. Total expenditures were TL46,193 trillion (36.8% of GNP, 0.4% below the expectation in the beginning of the year) and the budget deficit was TL13,003 trillion (10.4% of GNP, corresponding to an improvement by 0.8% of GNP over 1999). The primary balance realization was TL7,436 trillion, representing 5.9% of GNP and 0.3% above the target.

     Since it was Turkey’s first year complying with the disinflation program required by the Stand-By Arrangement, Turkey’s 2000 budget targeted a sharp decline in inflation and a reduction of the rate of increase in domestic debt stock by decreasing the public sector borrowing requirement. The 2000 budget also set forth provisions aimed at protecting civil servants’ wage increases against inflation and limiting Treasury guarantees for local governments to US$500 million.

     One immediate effect of the Stand-By Arrangement was the sharp decline of interest rates in the beginning of 2000. At the first Treasury auction of 2000, which occurred on January 5, 2000, the interest rate was 37.03% (compounded annually) compared to a 93.32% interest rate (compounded annually) from the last auction in 1999, which took place in November 1999. Despite efforts to curb demand, the decrease in the interest rates boosted consumption and led to an increase in imports, which raised the issue of sustainability. Financial difficulties of one medium-sized bank, which was subsequently taken over by the SDIF, and the sell-off by that bank of large stocks of government paper in the secondary market led primary dealers to suspend the posting of rates on government paper. The suspension triggered massive capital outflows, despite the rise in interest rates to up to 200% per year. In December 2000, the Treasury did not open tenders in order to end the year without any auctions. The pressure on financial markets eased with the announcement of Turkey’s request to access the SRF of the IMF, and the subsequent positive reaction from the international financial community. The IMF approved the additional credit under the SRF on December 21, 2000. See “Economy — Financial Crises — November 2000.”

     According to the provisional budget figures as of the end of 2000, total revenues were TL33.2 quadrillion (26.4% of GNP, compared to 23.8% in 1999), which exceeded the original target; total expenditures were TL46.2 quadrillion (36.8% of GNP, compared to 35.5% in 1999), which was 0.8% below the original projections, and the total budget deficit was TL13 quadrillion (10.4% of GNP, compared to 11.7% in 1999). The primary budget surplus totaled TL7.4 quadrillion in 2000 (5.9% of GNP, compared to 2.0% of GNP in 1999).

     In November 2000, in order to maintain compliance with the Stand-By Arrangement, certain tax rates were increased and certain taxes were extended. The 2000 outcomes showed a 35% increase in tax revenues in real terms (based on a WPI of 33%). Excluding the impact of revenues from new taxes, tax revenues increased 22% in real terms. See “Public Finance — Taxation”.

     On December 20, 2000, the Assembly passed the 2001 budget. The 2001 budget was based on real growth of 4.5% and a deflator of 18%. The budget bill estimated revenues totaling TL43.127 quadrillion (28.1% of GNP) and expenditures of TL48.360 quadrillion (31.5% of GNP). Consequently, the budget deficit was estimated to be TL5.233 quadrillion (3.4% of GNP). The primary balance was estimated as TL11,447 trillion (7% of GNP). The 2001 budget projected a 9% decrease of primary expenditures in real terms.

     The February 2001 financial crisis forced the Government to float the Turkish Lira on February 22, 2001, which was earlier than anticipated. The subsequent devaluation of the Turkish Lira following floating of the Turkish Lira led to a new macroeconomic framework. A supplementary budget bill was approved when the new macroeconomic framework pressured public spending. The supplementary budget added TL30.6 quadrillion (16.8% of GNP) on top of the original expenditure estimate, of which TL24.1 quadrillion was allocated to interest expenditures. It also projected TL5.9 quadrillion of additional revenues (3.3% of GNP).

     In order to bring stability to the economy following the February 2001 financial crisis, the Government recognized the unpaid duty losses of the public banks and recapitalized the intervened banks in the SDIF portfolio by securitizing all of them. This led to a sizeable increase in the domestic debt stock in May 2001.

     By the end of 2001, total budget revenues totaled TL51.090 quadrillion (28.5% of GNP compared to 26.4% in 2000). Total expenditures were TL79.856 quadrillion (44.5% of GNP compared to 36.8% in 2000), reflecting the sharp increase in interest expenditures as a result of the above mentioned banking reforms. Primary balance was kept within budget levels at TL12.3 quadrillion (6.9% of GNP) despite the more than projected contraction in GNP (9.4%). The consolidated budget deficit, as a result, was TL28.766 quadrillion (16.0% of GNP).

     Even after the unstable global economic outlook caused by the terrorist attacks against the United States on September 11, 2001, Turkey managed to reach the year-end performance criteria set by the Stand-By Arrangement.

     On February 4, 2002, the IMF board approved a new Stand-By Arrangement for 2002 — 2004.

     The consolidated budget for 2002 estimated a 4.0% real growth and a 46.0% deflator. Total revenues were estimated as TL71,218 trillion (26.0% of GNP) and expenditures as TL98,131 trillion (35.9% of GNP), of which TL55,336 trillion are primary expenditures (20.2% of GNP). The primary surplus was targeted as TL15,882 trillion (5.8% of GNP) while the budget deficit was estimated as TL26,913 trillion (9.8% of GNP).

     The 2002 fiscal year consolidated budget revenues realized at TL73,569 trillion, representing 26.9% of GNP and expenditures amounted to TL113,512 trillion, representing 41.5% of GNP. Budget deficit was TL39,942 trillion (14.6% of GNP) while primary surplus was TL11,928 (4.4% of GNP).

     The revenue figures were only 0.9% above the target, mainly due to the low level of taxes that was collected in 2002 because of the enactment of a tax amnesty law by the Government as a result of the decision to hold early elections. Furthermore, expenditures passed their estimated target by 5.6%, mainly due to higher than expected interest expenditures (2.1% above target), social security transfers and tax rebate transfers.

     The following table sets forth the consolidated central Government budget (adjusted and based on actual amounts realized for the years 1997 and provisional figures for 1998, 1999, 2000 and 2001):

Table No. 28 — Consolidated Central Government Budget (Adjusted)

	1998(1)	1999(1)	2000(1)	2001(1)	2002(1)

		(in trillions of Turkish Lira)
REVENUES	11,594.4	18,649.7	33,189.2	51,090.2	73,569.4
Tax Revenues	9,228.6	14,802.3	26,514.1	39,767.9	59,634.5
Direct Taxes	4,304.1	6,715.6	10,849.2	16,080.4	20,077.5
Indirect Taxes	4,924.5	8,086.6	15,664.9	23,687.5	39,557.0
Non-tax Revenues	2,316.1	3,747.1	6,524.4	10,953.5	13,198.7
Grants	0.0	7.5	0.0	0.0	405.4
Annex Budget	49.7	92.7	150.7	368.8	330.9
TOTAL EXPENDITURES	15,413.7	27,802.3	46,193.0	79,856.3	113,512.3
NON-INTEREST EXPENDITURES	9,237.1	17,081.5	25,753.1	38,791.7	61,641.6
Personnel	3,871.0	6,911.9	9,982.1	15,204.0	23,160.3
Other Current	1,278.6	2,196.9	3,519.6	5,022.7	7,531.7
Investment	885.9	1,404.8	2,250.5	3,901.7	5,681.4
Interest Payments of which	6,176.6	10,720.8	20,439.9	41,064.6	51,870.7
Foreign Borrowing	547.1	896.2	1,648.0	3,570.3	5,063.6
Domestic Borrowing	5,629.5	9,824.6	18,791.9	37,494.3	46,807.0
Transfers to SEEs	160.0	416.8	885.9	1,200.7	2,170.0
Other Transfers	3,041.7	6,151.0	9,114.9	13,462.7	23,098.3
PRIMARY BALANCE	2,357.3	1,568.2	7,436.1	12,298.5	11,927.8
OVERALL BALANCE	(3,819.3)	(9,152.7)	(13,003.7)	(28,766.1)	-39,942.9
DEFERRED PAYMENTS	204.3	410.3	496.8	1,490.2	1,764.8
ADVANCES	(273.9)	(383.0)	(402.2)	(5,040.6)	2,932.8
CASH BALANCE	(3,888.9)	(9,125.4)	(12,909.1)	(32,316.5)	-35,245.3
FINANCING	3,888.9	9,125.4	12,909.1	32,316.5	35,245.3
FOREIGN BORROWING, NET	(1,035.6)	459.7	2,676.7	(4,448.2)	16,570.5
Receipts from Loans	723.8	2,565.9	5,927.6	4,364.5	23,494.0
Receipts from On-Lending (*)	79.5	241.5	402.2	893.2	2,085.2
Payments on Loans	(1,838.9)	(2,347.8)	(3,653.0)	(9,705.9)	-9,008.7
DOMESTIC BORROWING, NET	4,590.2	9,740.5	9,350.9	23,542.3	17,474.5
G-Bonds, net	1,297.0	12,233.8	10,141.5	8,534.4	-896.1
Receipts	2,806.6	16,903.3	19,655.7	35,091.1	29,516.7
Payments	(1,509.6)	(4,669.5)	(9,514.2)	(26,556.7)	-30,412.7
Treasury Bills, net	3,293.2	(2,493.3)	(1,333.9)	15,007.9	18,370.5
Receipts	9,173.7	6,840.0	5,627.9	42,463.2	66,157.0
Payments	(5,880.5)	(9,333.4)	(6,961.8)	(27,455.2)	-47,786.5
Receipts from On-Lending	0.0	0.0	543.2	0.0	0.0
CENTRAL BANK ADVANCES, NET	0.0	0.0	0.0	0.0	0.0
OTHER	334.3	(1,074.7)	881.5	13,222.3	1,200.3

(1)	Provisional.
(2)	Includes privatization proceeds.
(3)	Includes transfers to EBF.

Source: UT.

TAXATION

     The Government collects taxes on personal and corporate income, real estate, goods and services (including the value added tax (“VAT”)), foreign trade, and interest earnings on government securities (except interest payments and any other amounts to be paid by Turkey under any external public debt obligation). Non-tax revenues, including revenues from the five non-consolidated EBFs, account for the remainder of consolidated budget revenues.

     In July 1998, the Assembly approved a tax bill (Law No. 4369), which aimed to include the unregistered economy within the scope of taxation and to minimize tax evasion and losses through a more effective tax inspection system. The bill covered all types of revenues and sought to limit exemptions and exclusions and to eliminate legislative loopholes that had been eroding the tax base. In order to include the unregistered economy within the scope of taxation, all taxpayers are required to obtain tax identification numbers that will be used in financial transactions as well as the buying and selling of real estate and motor vehicles. This provides transparency to the tax system and allows the Government to prevent tax evasion. The new law also reduced the personal income tax rates, from 55%-25% to 45%-20% for 1998 income, and 45%-15% for income in subsequent years and the corporate income tax rates from 40% to 37%-30%. An individual taxation method was adopted instead of the previous joint taxation method. In addition, the penalty system was simplified. Under the new tax law, penalties are non-negotiable and include criminal sanctions.

     Beginning in October 1998, the withholding tax on government securities was abolished. In 1998, tax revenues in the budget increased to 17.2% of GNP from 16.1% in 1997.

     The recession in 1999 (GDP decreased by 8.4% in the first quarter of 1999 and 3.4% in the second quarter) forced the Government to submit to the Assembly a tax bill (Bill No. 4444) aimed at easing the negative effects of the decrease in economic output. Law No. 4444 was approved by the Assembly on August 14, 1999. As a result of Law No. 4444, the following changes were made:

•	The definition of income was changed back to its previous form. This change became permanent by Law No. 4783 in January 2003.

•	The declaration method was abolished and the withholding method was adopted for bank deposits and repurchase transactions.

•	Filing obligations for mutual funds were abolished.

•	Excluding wage and salary income, tax rates on personal income were increased by 5 percentage points for the 1999-2002 income years.

•	The advance tax period (for the payment of “advance” or estimated taxes on income during a particular period) was extended so that semi-annual rather than quarterly payments would be required effective as of January 1, 2000 and the tax rate was lowered to 20% from 25%.

     Shortly after Law No. 4444 was announced, an earthquake struck the Marmara region of Turkey. The earthquake severely damaged the infrastructure of the region and caused an immediate need for extra revenue. As a result of the earthquake, Law No. 4481 was submitted to the Assembly and was approved on November 26, 1999. Law No. 4481 provided that:

•	Individual and corporate taxpayers had to pay an additional 5% tax on their 1998 income.

•	Motor vehicle owners had to pay an additional amount equal to their 1999 motor vehicle tax liability.

•	Through December 31, 2000, a surcharge of 25% was payable by cellular telephone subscribers as a special communication tax.

•	A one-off interest tax aiming to tax windfall gains on domestic treasury securities issued before December 1, 1999 was introduced, effective as of January 1, 2000. The rates applicable to the interest gains depend on the time to maturity and the type of security. For discounted government papers, the rate is 4% for securities with time to maturity between 1-91 days and 9% for securities with time to maturity between 92-183 days. The rate for government bonds with floating rate coupon payments is 4%. The tax rate on gains for government bonds with fixed coupon payments is 19%.

•	The legal ceiling of the petroleum consumption tax was increased from 300% to 500%. The legal ceiling was subsequently abolished.

     In addition, Law No. 4459 provides that individuals may elect to pay a one-time fee to reduce the duration of compulsory military service. In addition, certain rates of VAT increased by 2% (from 15% to 17% and from 23% to 25%) in December 1999.

     Certain taxes (rates and amounts) are increased annually based on the revaluation rate calculated each year. The revaluation rate is the year-on-year increase in wholesale price index determined by the State Statistics Institution. The revaluation rate is applied through the following year after its announcement by the Ministry of Finance in December. In December 1999, the Motor Vehicle Tax, the Motor Vehicle Purchase Tax, the Gift and Inheritance Tax, and the Fees and Stamp Tax were increased by the revaluation rate. The Environment Tax, a revenue item for municipalities, was increased by half of the revaluation rate. The revaluation rates that were applied between the years 1997 and 2002 were: 72.8%, 80.4%, 77.8%, 52.1%, 56.0% and 59.0%, respectively.

     In late January 2000, a major change in taxation was the shift from ad valorem taxation to specific taxation on petroleum consumption. In order to avoid a fiscal loss, the petroleum consumption tax rates are increased by the value of WPI each month. In July 2000, the Government decided to increase twenty-fold the technical examination fee of motor vehicles using LPG.

     Following the November 2000 financial crisis, the Government took additional revenue measures to continue the disinflation and stabilization program required by the Stand-By Arrangement. On November 30, 2000, the Assembly passed a law (Law No. 4605) vesting the Council of Ministers with authority to:

•	Increase the motor vehicle purchase tax by up to 50% of the revaluation rate depending on the technical features of the vehicle (intended for vehicles using LPG); and

•	Increase the motor vehicle purchase tax and additional motor vehicle purchase tax rate from 12% to 36%.

     Law No. 4605 reintroduced the concept of minimum taxation, which had been abandoned in 1998. Minimum taxation requires that taxpayers file their minimum earnings no less than the limits specified in the bill. The minimum taxation requirements were applied in 2001 only for revenues in 2000 and 2001. In addition, the implementation period for special education revenues, special communication tax and special transaction tax was extended until the end of 2002.

     Following the introduction of Law No. 4605, various revenue measures were announced by the Council of Ministers. As a result, the following changes have been made:

•	The special transaction taxes increased by almost 100%;

•	Motor vehicle purchase taxes and motor vehicle taxes increased by 60% and 75%, respectively;

•	Advance tax payment periods for personal income and corporate income tax were extended by three months. The advance corporate income tax rate increased to 25% from 20%; and

•	VAT on telecommunication services (other than GSM networks) increased to 25% from 17%.

•	Advance Corporate Income Tax rate was determined at 25%.

     In 2001, further tax measures were introduced to achieve revenue and primary surplus targets for 2001. The petroleum consumption tax was increased by 20% in April 2001 and 15% in May 2001 and certain VAT rates were increased by 1% in May 2001.

     In July 2001, the Council of Ministers issued a decree differentiating the withholding tax rates on repurchase and deposit transactions, applying lower rates for longer maturity deposits and higher rates for shorter maturity deposits and foreign currency deposits, in order to encourage longer maturity and Turkish Lira deposits.

     In order to comply with EU standards, measures were introduced in the corporate sector to facilitate deductions of loss from mergers, acquisitions and similar corporate restructuring transactions by companies, as well as to grant exemptions on gains from such transactions. These measures were also applied on mergers of banks regarding corporate and withholding taxes.

     To increase operating capital of companies, income accrued from the sale of idle immovables and shares is exempted (during the period betweem January 1, 1999 and December 31, 2003 from corporate tax, provided these revenues are used as operating capital by the companies.

     In order to improve transparency and public management, the use of tax identification numbers was extended to financial institutions as of September 2001.

     To simplify and harmonize the indirect tax system with that of the EU, a new Special Consumption Tax (SCT) became effective in August 2002. The VAT rates of 26% and 40% were eliminated, and were set at 1%, 8% and 18% as of August 1, 2002. SCT consolidated a range of selective taxes on oil products, vehicles, alcohol and tobacco products and a range of luxury consumer goods into one single tax that is charged on importation and domestic production of such selected goods. The tax base of SCT is the same as for VAT, but VAT is charged on top of SCT.

     SCT tariffs depend on the products, which are comprised of four general groups; (1) petroleum products, (2) alcohol and tobacco products, (3) consumer durables, and (4) luxury goods.

     The following major taxes and charges were abolished as of August 1, 2002:

•	Petroleum Consumption Tax

•	Liquid Fuel Price Stabilization Fund

•	Motor Vehicle Purchasing Tax (MVPT)

•	Environment Fund

•	Supplementary Motor Vehicle Purchasing Tax

•	Supplementary VAT

•	Defense Industry Support Fund

•	Tax for Education and Health Care Services

     The following table sets forth tax revenues for the years indicated:

Table No. 29 — Tax Revenues

	1998	1999	2000	2001	2002

	(in billions of Turkish Lira)
Total Tax Revenues	9,228.6	14,802.3	26,503.7	39,735.9	59,634.5
Taxes on Income	4,230.1	6,537.4	10,503.3	15,647.6	19,343.1
Income Tax	3,481.7	4,936.5	6,213.0	11,579.4	13,717.6
Corporation Tax	748.4	1,549.5	2,356.8	3,675.7	5,575.5
Additional Income Tax	0.0	21.4	95.6	6.4	6.2
Additional Corporate Tax	0.0	30.0	197.3	3.9	2.4
Windfall Gains Tax	0.0	0.0	1,640.6	382.2	41.4
Taxes on Wealth	72.7	178.2	346.6	433.3	734.4
Motor Vehicle Tax	65.9	126.2	201.2	398.9	695.9
Inheritance and Gift Tax	6.8	10.5	13.1	21.9	30.1
Additional Motor Vehicle Tax	0.0	41.5	67.8	5.8	3.3
Net Asset Tax	0.0	0.0	64.5	6.7	5.1
Taxes on Goods and Services	3,605.8	6,109.4	11,363.8	18,103.2	30,068.1
Domestic VAT	1,589.1	2,433.3	4,487.8	7,289.5	11,542.7
Additional VAT	70.0	144.5	532.5	820.4	—
Motor Vehicle Purchase Tax	128.2	204.2	429.6	302.9	—
Special Consumption Tax	—	—	—	—	13,651.4
Petroleum Consumption Tax	1,069.6	2,248.0	3,268.8	5,658.5	—
Banking and Insurance Transactions	315.1	466.0	858.2	1,511.2	983.4
Stamp Tax	240.7	355.7	407.5	833.9	1,313.5
Fees	193.0	249.7	453.7	750.7	1,145.1
Special Communication Tax	0.0	0.0	415.9	592.1	852.2
Special Transaction Tax	0.0	8.0	212.9	344.0	579.8
Taxes on Foreign Trade	1,317.3	1,976.9	4,289.4	5,551.0	9,487.2
Customs Duties other than on Petroleum	168.2	233.8	382.7	380.0	591.3
Customs Duties on Petroleum	7.8	5.3	3.4	2.2	3.4
VAT on Imports	1,136.0	1,731.1	3,891.8	5,149.3	8,857.5
Other Revenues from Trade	5.3	6.7	11.5	19.5	35.0
Abolished Taxes	2.6	0.3	0.6	0.8	1.7

Sources: Ministry of Finance, UT.

     The following table sets forth the components of tax revenues as a percentage of GNP for the years indicated:

Table No. 30 — Tax Revenues

	1998	1999	2000	2001	2002

	(as percentage of GNP)
Total Tax Revenues	17.24	18.91	21.10	22.52	21.81
Taxes on Income	7.90	8.35	8.36	8.87	7.07
Income Tax	6.51	6.31	4.95	6.56	5.02
Corporation Tax	1.40	1.98	1.88	2.08	2.04
Additional Income Tax	0.00	0.03	0.08	0.00	0.00
Additional Corporate Tax	0.00	0.04	0.16	0.00	0.00
Windfall Gains Tax	0.00	0.00	1.31	0.22	0.02
Taxes on Wealth	0.14	0.23	0.28	0.25	0.27
Motor Vehicle Tax	0.12	0.16	0.16	0.23	0.25

	1998	1999	2000	2001	2002

Inheritance and Gift Tax	0.01	0.01	0.01	0.01	0.01
Additional Motor Vehicle Tax	0.00	0.05	0.05	0.00	0.00
Net Asset Tax	0.00	0.00	0.05	0.00	0.00
Taxes on Goods and Services	6.74	7.80	9.05	10.26	11.00
Domestic VAT	2.97	3.11	3.57	4.13	4.22
Additional VAT	0.13	0.18	0.42	0.46	—
Motor Vehicle Purchase Tax	0.24	0.26	0.34	0.17	—
Special Consumption Tax	—	—	—	—	4.99
Petroleum Consumption Tax	2.00	2.87	2.60	3.21	—
Banking and Insurance Transactions	0.59	0.60	0.68	0.86	0.36
Stamp Tax	0.45	0.45	0.56	0.47	0.48
Fees	0.36	0.32	0.36	0.43	0.42
Special Communication Tax	0.00	0.00	0.33	0.34	0.31
Special Transaction Tax	0.00	0.01	0.17	0.19	0.21
Taxes on Foreign Trade	2.46	2.53	3.42	3.15	3.47
Customs Duties other than on Petroleum	0.31	0.30	0.30	0.22	0.22
Customs Duties on Petroleum	0.01	0.01	0.00	0.00	0.00
VAT on Imports	2.12	2.21	3.10	2.92	3.24
Other Revenues from Trade	0.01	0.01	0.01	0.01	0.01
Abolished Taxes	0.00	0.00	0.00	0.00	0.00

Sources: Ministry of Finance, UT.

STATE ECONOMIC ENTERPRISES

     SEEs continue to play an important role in the Turkish economy. As of December 2002, there were 40 SEEs: 19 SEEs in the Treasury’s portfolio and 21 SEEs in the Privatization Administration portfolio.

     Major SEEs established in the non-financial sector include: the Machinery and Chemical Industries or MKEK (industrial chemicals, munitions, special steels and castings); TÜPRAŞ (petroleum refineries); TÜGSAŞ (fertilizers); Posta İŞletmesi (postal and telegraph services); SEKA (paper); TMO (Turkish Grain Board); TEIAS (Turkish Energy Transmission Corporation); EUAS (Electricity Generation Corporation); TETTAS (electricity trading); TEDAŞ (Turkish Electricity Distribution Corporation); TCDD (railways); TKİ (Turkish Coal Board); TDÇİ (iron and steel industry); TTK (Turkish Hard Coal Extraction Company); TEKEL (tobacco and alcoholic beverages); and TSFAS (sugar company).

     Since November 25, 2000, the state-owned banks, Ziraat Bank and Halk Bank, have no longer been subject to Decree 233, which had applied the principles of governance of SEEs to the state-owned banks. The banks are now considered public joint stock companies, subject to the banking and commercial laws only. Furthermore, as of July 9, 2001, all liabilities and assets of Emlak Bank other than those assets that were transferred to the Mass Flowing Fund Administration, were transferred to Ziraat Bank and Halk Bank after Emlak Bank’s license was revoked in accordance with Law No. 4684. Ziraat Bank and Halk Bank are among the largest and most important commercial banks of all the publicly held banks, holding 19% of total customer deposits as of December 31, 2002. Publicly owned deposit banks hold 31% of total deposits of the Turkish banking system as of December 31, 2002.

     In addition to receiving funding directly from the Government budget, SEEs borrow from the, domestic commercial banks and in foreign markets. External financing requirements of commercial SEEs decreased from TL1,495 trillion in 2001 to approximately TL537 trillion in 2002.

     The following table summarizes information relating to the financing requirements of the non-financial SEEs in the Treasury’s portfolio and the SEEs in the Privatization Administration’s portfolio for the years indicated:

Table No. 31 — Financing Requirements of Non-Financial SEEs

	1998	1999	2000	2001	2002(1)

	(in billions of Turkish Lira)
Total financing requirement:	(1,802,290)	(2,556,809)	(3,294,132)	(3,595,786)	(5,091,491)
Increase (reduction) from internally generated funds	840,017	125,143	(454,630)	2,100,961	4,554,938
Net financing requirement from outside sources	(962,273)	(2,431,666)	(3,748,761)	(1,494,826)	(536,553)
Transfers from consolidated budget	256,609	568,802	1,149,057	1,591,814	2,899,800
Borrowing requirement	(705,663)	(1,862,864)	(2,599,704)	96,988	2,363,247
Deferred payments	1,747,900	2,675,562	3,235,133	4,370,999	2,151,785
Advance payments	(1,183,365)	(1,320,693)	(1,510,646)	(3,440,528)	(4,426,653)
Cash financing requirement	(141,130)	(507,995)	(875,218)	(1,027,459)	88,378
Change in cash	(314,583)	(248,020)	(79,204)	(1,778,865)	(147,502)
Securities and deposits	(102,268)	119,638	(58,346)	(162,416)	(1,133,232)
Domestic bank borrowing, net	202,783	57,518	(9,126)	(266,671)	(91,004)
Foreign borrowing, net	339,849	578,858	1,021,894	1,180,492	1,282,376
Government bonds	15,349	0	0	0	0

(1)	Provisional estimate.
Source: UT.

     In 2002, SEEs reported a provisional operating surplus of TL3,132,662 billion, compared to a deficit of TL236,348 billion in 2001, an increase of 1425%.

     The SEEs’ investments accounted for 27.2% of total fixed investments by the public sector in 1998, 27.4% in 1999, 25.3% in 2000, 20.3% in 2001 and 23.2% in 2002. Budgetary transfers to SEEs accounted for approximately 1.6%, 2.0%, 2.4%, 2.0% and 2.5% of consolidated budget expenditures in 1998, 1999, 2000, 2001 and 2002, respectively.

     The following table summarizes the profits and losses of non-financial SEEs both in the Treasury’s portfolio and the Privatization Administration’s portfolio for the years indicated:

Table No. 32 — Profits and Losses of Non-Financial SEEs

	1998	1999	2000	2001	2002(1)

	(in billions of Turkish Lira)
Revenues	10,073,438	16,449,255	25,329,196	47,316,129	68,081,781
Expenditures	(9,220,494)	(16,266,646)	(26,081,715)	(47,552,457)	(64,949,119)
Operating surplus (loss)	852,945	182,610	(752,519)	(236,348)	3,132,662

(1)	Provisional.
Source: UT.

     The following summary provides information relating to some of the most prominent SEEs in Turkey:

     TEIAS, EUAS and TETTAS: Significant steps have been made recently towards a fundamental restructuring of SEEs in the electricity sector pursuant to the Electricity Markets Law (Law No. 4628), which came into effect in March 2001. The ultimate goal is to develop a transparent, competitive and liberalized electricity market, achieve stability of supply, and ensure environmental friendly electricity at a low cost and of good quality. In order to accomplish such goals, the Government intends to withdraw to a purely regulatory role that will be managed by the Energy Market Regulatory Authority (EMRA), but the Government will retain ownership of energy transmission (a natural monopoly). EMRA will be taking over the regulatory functions from the Ministry of Energy and Natural Resources. Standard regulatory functions include licensing, tariff setting, market monitoring, and dispute settlement. With the enactment of the Electricity Market Law, the Turkish Electricity Generation and Distribution Company (TEAŞ), which was one of the dominating SEEs in the electricity sector, as well as the Turkish Electricity Transmission Corporation (TEDAŞ), were separated by a decree into three separate companies, which are also SEEs. The new companies, Türkiye Elektrik Iletim A.Ş. (TEİAŞ) for the transmission of electricity, Elektrik Üretim A.Ş. (EÜAŞ) for generation of electricity, and Türkiye Elektrik Ticaret ve Taahhüt A.Ş. (TETTAŞ) for trading, became operational as of October 1, 2001. See “Economy Industry — Energy — Electricity.”

     BOTAŞ: A new Gas Market Law (No. 4646), went into effect on May 2, 2001 and was intended to restructure the government owned Turkish Pipeline Corporation (BOTAŞ) which was one of the most prominent SEEs in the energy sector and which owned pipeline infrastructure for oil and gas transmission, LNG terminals, and gas distribution facilities. BOTAŞ will be divided into separate functional companies for energy transmission, distribution, trading and storage. Law No. 4646 will liberalize and partially privatize the gas sector. See “Public Finance—Privatization” and “Economy—Industry—Energy—Natural Gas.”

     TMO (Turkish Grain Board): TMO, which is associated with the Ministry of Agriculture and Rural Affairs, is an SEE that was previously responsible for support purchases of cereals. However, since June 2002, TMO has acted only as an intervention agency to regulate the market. TMO has 4.5 million tons of storage capacity and has departments in 11 regions in Turkey. TMO purchased 804,996 tons of cereal in 2002.

     TEKEL (The General Directorate of Tobacco, Tobacco Products, Salt and Alcohol Enterprises): TEKEL is an SEE associated with the Ministry of State that was previously responsible for support purchases of tobacco. Although TEKEL no longer provides support purchases of tobacco, it is engaged in production activities, such as cigarette and alcoholic beverage manufacturing. It has five product divisions: tobacco, cigarette manufacturing, alcoholic beverages and salt, marketing and distribution. TEKEL’s privatization is planned to be completed in 3 years and will be accomplished through the PA.

     TCDD (Railways): TCDD provides passenger and freight transport services as the only railway transportation company in Turkey. TCDD now owns over 10,940 miles of track, over 788 locomotives, more than 1,031 passenger vehicles and 19,831 wagons. It employs approximately 43,000 people.

PRIVATIZATION

     In 1983, Turkey embarked on a plan to privatize a large part of its public sector by enacting laws permitting the eventual privatization of state-owned assets. Since the passage of the Privatization Law in November 1994, the privatization program has been implemented by the Privatization Administration (the “PA”) under the supervision of the Privatization High Council (“PHC”), to which certain SEEs designated for privatization have been transferred by the Government from the Treasury’s portfolio. Under the Privatization Law, proceeds from the sale of enterprises in the PA’s portfolio are credited to the Privatization Fund. See “Public Finance—Extra-Budgetary Funds.” The Privatization Fund is used to finance, among other things, compensation payments for redundancies, payments of salaries, fringe benefits and other rights for employees of privatized companies whose contracts are terminated as well as contributions to capital increases in the shareholdings of the PA and the liquidation of outstanding debt obligations of companies that have been privatized. A portion of the proceeds from the Privatization Fund is transferred to the Public Participation Fund in order to service debt certificates issued to finance public projects. See “Debt—Internal Debt.”

     The PHC is the ultimate decision making body for privatization in Turkey. The PHC is composed of four ministers and the Prime Minister, who serves as Chairman of the PHC. While the PA is the executive body for privatization, the Turk Telekom privatization is overseen by an independent committee composed of representatives from related government agencies. See “Economy—Industry—Energy.”

     From 1984 to December 2002, state shares in 221 companies were transferred to the PA’s portfolio. As of the end of 2002, there are 34 companies in the portfolio. Since 1985, the total sale value of privatized assets has been approximately $10.5 billion as of December 31, 2002. Certain of these asset and stock sales were made on an installment payment and foreign exchange basis, and as of December 31, 2002, $7,99 billion in privatization revenue has been realized. The discrepancy between the sales value and net revenues realized results from interest earned on payments by installment and, in the case of foreign exchange payments, exchange rate variations.

     During the past 15 years, the state withdrew completely from sectors such as animal food, dairy products, forestry products, cement, civil aviation ground handling and catering services and fuel distribution industries. Furthermore, more than half of the state shares were privatized in textile, tourism, iron and steel, maritime transportation and meat processing sectors.

     Public offerings of companies in the privatization portfolio and large-scale merger and acquisition activity among these companies strengthened the Turkish capital markets, in particular the Istanbul Stock Exchange (ISE). Significant legal amendments pertaining to liberalization have been introduced in sectors like telecommunications, energy and civil aviation.

     In 1998, a total of approximately $1.02 billion was raised through privatizations among which the privatization of Etibank, the block sale of 40% of Havaş (Airport Handling Services) and the global offering of 12.3% of the shares of ÍŞBank.

     Privatization targets were not met during 1999, primarily due to the uncertainty relating to the April 1999 national and local elections, the volatility in international markets during the first half of the year and the August 17 earthquake in Turkey. As a result, most of the privatization projects planned for the first half of 1999 were postponed.

     In the second half of 1999, following national elections in April 1999, the new government embarked on a privatization program with various strategies. Tenders were opened for the block sale of 51% of Petrol Ofisi (gasoline and fuel oil marketing and distribution), Deniz Nakliyati T.A.S. (Turkish Cargo Lines), ETAG (wood products), Taksan (machine tools industry), two insurance companies, three assets of TURBAN Turizm A.S. (tourism), certain real estate assets of ORUS (forestry and wood materials manufacturing), TZDAS (agricultural equipment), TUGSAS (fertilizer) and certain assets of Et ve Balik (meat, fish and poultry). Through the privatizations implemented in the second half of 1999, a total of approximately $38.3 million was raised as of December 31, 1999.

     Privatization revenues were expected to reach between $6 billion and $7 billion (approximately 3.5% of GNP). In 2000, a significant amount was to come from the sale of GSM licenses, the sale of 20% of Turk Telekom shares and various energy privatizations. Privatization transactions concluded in 2000 amounted to $5.2 billion in privatization proceeds ($2 billion of which were from the sale of the GSM license) in the absence of various energy asset sales and the Turk Telekom privatization.

     In 2000, the PA finalized various privatization transactions, including the sale of Turkish Cargo Lines, two insurance companies, Asil Çelik (steel manufacturer), TÜSTAŞ (engineering/consulting company), certain real estate assets of seven companies, 25% of TÜPRAŞ, 51% of POAS (Petroleum Distribution Company) (for $1.3 billion total) and the global offering of TÜPRAŞ (Petroleum Refining Company) shares. In the global offering of TÜPRAŞ shares, which was the largest international sale originating in Turkey and the largest Government offering, a total of $1.2 billion worth of stock was placed on the market. As of December 31, 2000, PA had reached a $2.7 billion implementation level, the highest yearly implementation level ever.

     As a result of the financial crises in Turkey and the global recession in 2001, only $119 million was raised through small scale asset sale transactions in 2001. As part of its privatization program in 2001, the Government announced the tender for sale of 51% of Turkish Airlines in December 2000. No bidder for a majority stake in the carrier emerged by the March 30, 2001 deadline for the sale. The privatization of Turkish Airlines has been cancelled.

     Due to the domestic and global economic crisis, privatization has slowed during the period between June 2001 and January 2003. The 2002 privatization program accumulated $536 million in revenues, mostly from the POAŞ global public offering, which accrued $238 million in revenues.

     The Public Procurement Law, which came into effect on January 1, 2003, is intended to regulate the tender process for public contracts and strengthen the transparency and efficiency of such tenders.

     Turk Telekom

     After several cancellations by the Turkish Constitutional Court, the legal framework for the liberalization of the telecommunications sector and privatization of Turk Telekom was established in 1996 after the enactment of various laws.

     On January 29, 2000, Law No. 4502 was passed. As a result of Law No. 4502, the following changes to the Turkish telecommunications sector have been made:

•	Independent Telecommunications Authority: An Independent Telecommunications Authority, which manages all licensing responsibilities was established exclusively for the telecommunications sector.

•	Licensing: An open and transparent licensing regime which incorporates characteristics of the EU licensing system was adopted.

•	Monopoly: Turk Telekom was granted a monopoly over fixed national and international voice telephony services and infrastructure until December 31, 2003.

•	Commercial Independence: Turk Telekom’s status was changed so that the company now operates as a private joint stock company.

•	Employee Status: The employment structure was changed to enable it to gradually move from a civil servant regime to a private recruitment service.

     According to Law No. 4000, dated October 6, 1994, up to 49% of the shares of Turk Telekom may be transferred. According to Law No. 4161, dated August 1, 1996, independent committees, composed of representatives from the Undersecreteriat of the Treasury, the Capital Markets Board, the Ministry of Transportation, Turk Telekom and the PA, have been established for the valuation and tender phases of the Turk Telekom privatization process.

     In June 1998, the Council of Ministers issued a decree permitting the sale of 39% of the shares of Turk Telecom, of which 20% would be allocated to a strategic core investor consortium, that includes of at least one international basic telecom operator, 5% to the public offering in the domestic market, and 14% to international public markets.

     On June 13, 2000, the first block sale tender was opened for the sale of 20% of the Government’s stake in Turk Telekom. According to the tender specifications, the shares had to be sold to a strategic core investor consortium, which would include at least one international basic telecom operator. Although a number of investors expressed interest from domestic markets, the tender could not be finalized because the requirement relating to the international basic telecom operator was not satisfied.

     To attract interest, an amendment to the Council of Ministers decree was implemented to permit the sale of 33.5% of Turk Telekom shares (an increase from the previously allocated number (20%) for block sale) plus increased managerial rights. On December 14, 2000 the second block sale tender, for 33.5% of Turk Telekom and managerial rights, was launched. The block sale tender for 33.5% of Turk Telekom was expected to be finalized in May 2001, but could not be accomplished. As in the first tender, several domestic investors expressed interest in the sale of Turk Telekom. However, the second offer for the sale of 33.5% of Turk Telekom and various managerial rights was challenged on several legal grounds. The 6th Administrative Court temporarily halted the tender process and the tender was later cancelled by the Turk Telekom Tender Committee.

     On May 23, 2001, a new law that will permit the sale of 100% of Turk Telekom except for one “golden share” reserved to the Government to protect national interests was enacted. In addition, according to the terms of the tender, 5% of the shares will have to be sold to retail domestic investors and employees of Turk Telecom and the Postal Administration through a public offering, and up to 45% of the shares may be sold to foreign investors. The new law provides for the possibility of opening the telecommunications markets to full competition on the earlier to occur of (a) the state’s ownership share of Turk Telecom falls below 50% or (b) December 31, 2003. Pursuant to the Council of Ministers Decree that was approved in May 2002, a new value assessment committee was established during July 2002 for the revaluation of Turk Telekom.

     Tekel

     The Tobacco Law and the Public Procurement Law were approved by the Assembly on January 3, 2002 and January 4, 2002, respectively. The Tobacco Law is intended to foster competition in the tobacco market and includes new arrangements for the privatization of Tekel, the state-owned alcohol and tobacco monopoly.

     GSM Licensing

     Within the framework of Law No. 4161, two GSM 900MhZ license agreements ($500 million each), each with a term of 25 years, were signed between the Ministry of Transportation and service providers, Turkcell and Telsim. These license agreements require the operators to pay 15% of their gross revenues to the Treasury each month until the termination of their licenses.

     In 1999, the Ministry of Transportation decided that three additional 1800 MhZ licenses would be issued, one to be awarded directly to Türk Telekom and the other two to be auctioned to capital firms. A Value Assessment Committee was formed to assess the value of the three new licenses. After the minimum license value was approved by the Council of Ministers, the Ministry of Transportation opened a tender in April 2000 for the sale of the licenses.

     The winner of the first tender was announced on April 12, 2000 as a consortium of Türkiye İş Bankasi-Telekom Italia, which paid a fee of $2.5 billion, plus VAT. There were no bidders for the second license. In addition, Turk Telekom was awarded a license in GSM 1800 MhZ frequency range in return for an amount equal to the fee paid in the auction. The license agreements between the Ministry of Transportation and the consortium of Türkiye İş Bankasi-Telekom Italia were signed on November 13, 2000. At that time, the $500 million first tranche of the license fee, plus $85 million VAT, was paid. The balance of the license fee, $2.025 billion plus TL233.7 trillion VAT, was paid in February 2001.

     Other

     The Government originally planned to close the third public offering of Tupras (a petroleum refining company) by the end of June 2002. However, the offering was postponed as a result of unfavorable market conditions. The planned privatization of Turkiye Vakiflar Bankasi T.A.O. was also postponed because none of the potential bidders could satisfy the condition that the bank be purchased as a whole. A privatization plan for Seker (a sugar company) was submitted to the Privatization High Council and is still under evaluation.

EXTRA-BUDGETARY FUNDS

     In 1984, due to increasing budgetary restrictions, the Government established a number of Extra Budgetary Funds (“EBFs”) with the objective of financing the implementation and administration of specific Government programs, such as incentive programs for exports and investment, social and housing programs, and public investment projects. Until 1993, the EBFs were not included in Turkey’s consolidated public budget and had been independently financed and administered. In 1992, the Assembly enacted legislation to include 63 EBFs in the 1993 consolidated budget. In 1998, 62% of the revenues of consolidated EBFs and 9% of revenues of non-consolidated EBFs were appropriated directly to the consolidated budget.

     In 2000 and 2001, a fundamental shift in the structure of EBFs was mandated in order to increase budget coverage and promote fiscal transparency. As a result, 61 budgetary funds and eight EBFs were abolished. Currently, there are only five EBFs remaining. Non-consolidated EBFs of continued importance to the Turkish economy are the Privatization Fund, which oversees the privatization of SEEs, the Social Aid and Solidarity Fund, which assists the disabled and poor, the Defense Industries Support Fund, which develops military manufacturing capabilities, the Promotion Fund, which aids the activities related to the promotion of Turkey and Turkish culture, and the SDIF, which guarantees the savings accounts opened in the local banks, takes over financially troubled banks and restructures such banks. The only remaining budgetary fund is the Support Price Stabilization Fund, which channels certain export and import duties into the subsidy of fertilizers.

     The following table presents, for the years indicated, the operating balance and financing of eleven of the largest EBFs, including the Privatization Fund, the Public Participation Fund, the Mass Housing Fund, the Defense Industries Support Fund and the Support Price Stabilization Fund, and two special accounts, the Petroleum Consumption Tax and the Budget Education Health Tax, each of which has been in continuous existence since 1988 (with the exception of the Privatization Fund, which was established in 1995).

Table No. 33 — Extra-Budgetary Funds

					2002	2003
	1998	1999	2000	2001	(Provisional)	(Program)

	(in billions of Turkish Lira)
Revenues	1,374,378	2,214,031	4,235,648	4,593,213	2,733,688	3,483,754
Expenditures	1,838,056	3,342,614	4,969,825	4,065,514	3,661,812	4,661,840
Surplus (Deficit)	-463,678	-1,128,584	-734,177	527,699	-928,125	-1,178,087
Financing
Foreign borrowing, net	90,155	199,184	252,810	-41,839	205,282	153,844
Domestic borrowing, net	373,524	929,399	481,367	-485,860	722,843	1,024,243
Total	463,678	1,128,584	734,177	-527,699	928,125	1,178,087

Source: SPO.

     In 2002, the borrowing requirement of the EBFs was TL928.1 billion, which amounted to 3.4% of GNP. Revenues from the EBFs were TL2,733.7 trillion, while expenditures of such EBFs were TL3,661.8 trillion. This resulted in a deficit of TL928.1 trillion in 2002, compared with a deficit of TL527.7 trillion in 2001.

LOCAL GOVERNMENT

     The operations of local authorities expanded rapidly following the Government’s 1984 decision to decentralize responsibility and to transfer substantial amounts of tax revenues to local authorities. In 1998, total expenditures by local authorities increased to TL2,299.9 trillion from TL1,183.4 trillion in 1997. In 1999, total expenditures by local authorities were estimated to increase to TL3,622.1 trillion from TL2,299.9 trillion in 1998. In 2000, total expenditures by local authorities were estimated to increase to TL6,013.6 trillion, and in 2001 total expenditures were estimated to increase to TL9,100.6 trillion. In 2002, total expenditures by local authorities were estimated to increase to TL10,778.8 trillion.

     The following table presents the operating balance of the local authorities for the years indicated:

Table No. 34 — Local Authorities

	1998	1999	2000	2001	2002(1)	2003(2)

	(in billions of Turkish Lira)
Revenues	2,093,714	3,274,559	5,413,240	8,521,538	10,436,363	13,750,268
Expenditures	2,299,901	3,584,056	6,013,656	3,100,569	10,778,772	14,413,624
Surplus (Deficit)	(206,187)	(309,497)	(600,416)	(579,031)	(342,410)	(663,356)

(1)	Provisional estimate.
(2)	Program
Source: SPO.

SOCIAL SECURITY INSTITUTIONS

     Social Security System

     As a measure to help reduce the financial problems of the social security institutions, the Assembly passed the Social Security Reform Law in 1999.

     The Social Security Reform Law package included the following measures:

•	Increasing the minimum retirement age for new entrants to the social security system to 58 for women and 60 for men.

•	Increasing the premium ceilings for Sosyal Sigortalar Kurumu (“SSK”) to five times the minimum insurable earnings.

•	Increasing the contribution period for the SSK full old-age pension to 7,000 days.

•	Introducing administrative measures to increase coverage and compliance rates.

•	Introducing supplemental individual pension schemes.

•	Establishing the Individual Pension Savings and Investment System.

•	Separating health insurance and health care services within the SSK.

•	Integrating the social security institutions.

•	Reducing the replacement rate for old-age and disability pensions.

•	Increasing the financial and administrative autonomy of the social security institutions by enabling them to determine their own wage and investment policies.

•	Changing the pension calculation system and indexing pension to CPI.

•	Indexing contribution bases for SSK and Bag-Kur to both real GDP growth rate and percentage change in CPI.

•	Increasing the health insurance contribution rate for Bag-Kur to 20%.

•	Introducing the Unemployment Insurance Fund which is compulsory for SSK contributors.

•	Extending the reference period to “whole working life” for SSK and Bag-Kur (self-employed and farmers plan) instead of “last years”.

•	Introducing co-payment requirements for prosthesis and medical equipment costs.

     The Unemployment Insurance Fund contribution rate for unemployment insurance is 7%; 2% is contributed directly by the employee, 3% by the employer and 2% by the state. In order for a worker to be entitled to receive unemployment benefits, such employee must have made (a) unemployment contributions in each of the last 120 days and (b) unemployment contributions for at least 600 days in the last three years. Beginning in March 2002, the fund began paying out the first claims for unemployment benefits.

     Law No. 4632 relating to the Individual Pension Savings and Investment System was ratified on March 28, 2001 by the Assembly. Law No. 4632 is intended to set forth the regulation and supervision of the individual pension system. The individual pension system encourages direct individual pension savings and investment in order to improve the welfare level by providing supplemental income during retirement.

     The social security system in Turkey has two components. The first component is a non-contributory scheme financed directly by the Government, which provides means-tested pensions to the disabled and individuals over the age of 65. The second component consists of compulsory, earnings-related contributory schemes run by three separate social security institutions: SSK, Emekli Sandiği and Bağ-Kur.

     SSK: The largest of the earnings-related contributory schemes is SSK, established in 1946 to provide benefits for employment injuries, occupational diseases and maternity. The range of benefits offered by the SSK was extended to old-age pensions in 1950 and to health care in 1951. SSK covers private sector workers and public sector workers under the labor law. Approximately 58% of the insured population is covered by SSK. Although it is a mandatory scheme, voluntary membership in SSK was offered to agricultural workers in 1983.

     The contribution rate for SSK ranges between 33.5% and 39% of insurable earnings. Contribution rates are partitioned among employees and employers as follows:

Table No. 35 — Contribution Rates to SSK

	Employee	Employer

Health insurance	5%	6%
Maternity	—	1%
Work injury and occupational diseases	—	1.5%-7	%(1)
Long-term risks	9%	11%
Unemployment insurance(2)	2%	3%
Total	16%	22.5%

(1)	The rate is subject to risks of injury and disease in a particular sector.
(2)	There is a 2% state contribution to the Unemployment Insurance Fund. In 2002, the contribution rates were reduced to 2%, 1% and 1% for employer, employee and state, respectively.

     Bag-Kur: Bag-Kur, established in 1972, provides pension and health care benefits to self-employed persons (including in the agricultural sector). Bag-Kur is an earnings-related compulsory and contributory scheme covering nearly 26% of the insured population. There are 24 steps covering the range of earnings-levels. Insured persons effectively choose from among the 24 steps the earnings level that determines their contribution rates and their pension entitlements. The contribution rate for pension benefits is 20% of the associated earnings-level for the self-employed person. The health insurance premium is 20% of the associated earnings level.

     ES: Emekli Sandigi (“ES”) was established in 1950 to provide pensions to civil servants. It also provides health-care benefits to the pensioners and their families. ES covers nearly 17% of the insured population. ES also coordinates the activities of the non-contributory means-tested pension scheme for elderly and disabled persons. In May 1998, the pension benefits provided by the means-tested scheme amounted to 9% of the minimum wage. The contribution rate for pension benefits is 35% of insurable earnings, 20% of which is provided by the employer (the Government) and 15% of which is contributed by the civil servant. This rate also includes an allowance for the provision of health care for pensioners and their families.

     Turkey’s three social security institutions have recorded increasing deficits (before budgetary transfers), from 2.3% of GNP in 1998 to 3.0% of GNP in 1999. In 2000, the deficit decreased to approximately TL2,600.3, representing 1.9% of GNP. In 2001, the Social Security Institutions experienced a deficit of approximately TL4,439 trillion or 2.5% of GNP. The 2001 budget provided for direct transfers to the social security institutions of TL5,742 trillion. In 2002, social security institutions realized a deficit of TL8,267 trillion, representing 3% of GNP. The low premium collection rates and the increasing rate of health and insurance expenditures are the main factors for the increasing deficit of the social security system.

     The following table summarizes the revenues and expenditures of the social security institutions for the years indicated:

Table No. 36 — Revenues and Expenditures of Social Security Institutions

						2003
	1998	1999	2000	2001	2002	(Program)

	(in billions of Turkish Lira)
Revenues	2,901,372	4,877,297	8,446,646	12,967,502	19,748,947	27,859,034
Expenditures	4,128,020	7,218,085	10,796,139	17,406,045	28,016,012	40,029,934
Revenue-Expenditure Differences	(1,226,648)	(2,340,788)	(2,349,493)	(4,438,543)	(8,267,065)	(12,170,900)
Budget Transfers	1,049,540	2,199,900	2,395,700	4,672,000	8,295,000	12,313,000
Deficits after Budget Transfers	(177,108)	(140,888)	46,207	233,457	27,935	142,100
Fixed Capital Investments	(15,278)	(30,582)	(54,021)	(97,743)	(129,964)	(142,100)
Other	(12,324)	(23,014)	25,000	—	—	—
Borrowing Requirement	(204,710)	(194,484)	17,186	(135,714)	(102,029)	—

Source: SPO.

     Public Sector Fixed Investment

     The following table summarizes public sector fixed investment, including that of the SEEs and the EBFs, by economic sector for the years indicated:

Table No. 37 — Public Sector Fixed Investment

	1998	1999	2000	2001	2002(1)

	(percentage of total)(2)
Agriculture	8.2	8.4	10.1	9.8	9.8
Mining	1.5	1.5	1.6	1.5	1.5
Manufacturing	2.7	2.6	4.0	3.8	3.8
Energy	16.8	15.4	14.1	20.8	20.8
Transport and communication	34.0	37.0	26.8	24.9	24.9
Tourism	0.5	0.4	0.6	0.6	0.6
Housing	1.1	1.3	0.9	0.9	0.9
Education	10.7	11.8	14.0	12.6	12.6
Health	4.6	3.8	5.9	4.6	4.6
Other services	19.9	17.9	22.1	20.7	20.7

Total	100.0	100.0	100.0	100.0	100.0
Total (billions of TL)	3,359,435	5,172,830	11,108,742	16,066,143	16,066,143

(1)	Provisional.
(2)	At current prices

Source: SPO.

PUBLIC SECTOR BORROWING REQUIREMENT

     In 1999, the consolidated budget deficit was TL9,153 trillion, representing 11.7% of GNP, compared to 7.2% of GNP in 1998. Due to the increase in the budget deficit, the public sector borrowing requirement (“PSBR”) (as a percentage of GNP) was 15.5% of GNP in 1999 compared to 9.4% in 1998.

     In 2000, the consolidated budget deficit was TL13,004 trillion, representing 10.4% of GNP. Primary surplus as a share of GNP increased from 2.0% in 1999 to 5.9% in 2000. PSBR (as a share of GNP) was 11.9% in 2000 due to improvements in the balances of the consolidated budget, and the EBFs and the SEEs that are not under privatization.

     In 2001, the consolidated budget deficit was TL29,840 trillion, representing 16.9% of GNP. Primary surplus as a share of GNP increased from 5.9% in 2000 to 6.4% in 2001. PSBR (as a share of GNP) was 16.5% in 2001, due to the increase in the consolidated budget deficit.

     In 2002, the consolidated budget deficit was TL39,943 trillion, representing 14.7% of GNP. Primary surplus as a share of GNP decreased to 4.4% in 2002 from 6.4% in 2001. PSBR (as a share of GNP) is estimated to be 12.6 percent in 2002, due to a decline in consolidated budget deficit as a share of GNP and improvements in the SEEs financial balances. Primary surplus of total public sector is expected to be 7.4 percent of GNP.

     In 2002, total public debt stock as a percentage of GNP, declined to 106.1%. Nominal interest rates on government securities (on an annual compounded basis) declined to 63.8% in 2002 from 96.2% in 2001.

     The following table sets forth information as to Turkey’s public sector borrowing requirement for the years indicated:

Table No. 38 — Public Sector Borrowing Requirement

	1998	1999	2000	2001	2002(1)

	(percentage of GNP)
Consolidated budget	7.3	11.9	10.9	16.9	14.7
SEEs not under privatization	1.3	2.4	1.7	0.0	(0.8)
Local administrations	0.4	0.4	0.5	0.3	0.1
Social Security Institutions and Revolving Funds	0.4	0.1	(0.1)	(0.2)	(0.1)
EBFs and SEEs under privatization	0.0	0.8	(0.8)	(0.1)	(0.0)

Total	9.4	15.5	11.9	16.5	12.6

(1)	Provisional estimate.
Source: SPO.

DEBT

GENERAL

     The Treasury issues Government securities through public offerings, direct sales, TAP sales and auctions. A TAP sale is non-auction borrowing method used by the Government to enhance market access pursuant to which the Treasury is permitted to reissue bills or bonds of a specific amount and maturity at any time. In September 1995, the Treasury began to issue Treasury bills of varying maturities, depending on market conditions. In order to establish an evenly distributed repayment schedule, the Treasury began to determine maturities according to domestic and external debt servicing requirements in 1996. Turkey issues both Treasury bills (which have a maturity shorter than one year) and Government bonds (which have maturities of at least one year).

     The total internal debt of Turkey was approximately TL149,870 trillion as of December 31, 2002, compared with TL122,157 trillion as of December 31, 2001, an increase of 22.1%. Prior to the February 2001 financial crisis, Turkey’s total internal debt was approximately TL44,428 trillion. Turkey’s total outstanding external debt was approximately $131.4 billion as of December 31, 2002, compared to $113.8 billion as of December 31, 2001, an increase of 15.5%.

     Turkey has not, within a period of twenty years, defaulted on any principal or interest of any external debt represented by bonds issued in public international markets. In 1978, 1979 and 1980, Turkey rescheduled an aggregate amount of approximately $3.95 billion of its external debt consisting of commercial and government credits, which represented 20.6% of Turkey’s total outstanding external debt at that time. Turkey initiated the rescheduling to avoid a possible default under its external debt. Since that rescheduling, Turkey has always paid when due the full amount of principal and interest on its direct and indirect external debt. Turkey completed all payments under the rescheduling in July 1992.

     On March 28, 2002, the Assembly approved the Law Regarding the Regulation of Public Finance and Debt Management (Law No. 4749). The Law Regarding the Regulation of Public Finance and Debt Management establishes, among other things, the rules for, and limitations on, public sector domestic and foreign borrowing and the issuance of debt guarantees by the Government.

INTERNAL DEBT

     In the first half of 1998, the Treasury covered all of its short-term advance stock by issuing securities to the Central Bank. Following this operation, the Treasury announced that the short term advance facility would be used only to smooth out temporary cash shortfalls (with zero balance by the end of each month) and would not be used for financing purposes. These efforts, together with the improvement in the primary budget balance and the signing of the Staff Monitored Program with the IMF, led to a decline in interest rates to approximately 80% in July 1998. The declining trend of interest rates was negatively affected by the Russian crisis, and by September 1998, interest rates reached approximately 140%. In order to improve the liquidity and the depth of the domestic debt securities, the Treasury determined some of its securities as benchmark issues in September 1998 and began to hold reopen auctions of such securities. By the end of 1998, the average annual cost of borrowing was 118.1% and the average maturity of domestic debt was 7.7 months.

     At the beginning of 1999, the Treasury started to auction two-year Government bonds with quarterly coupon payments at fixed interest rates. In July 1999, floating rate notes with a three-year maturity and quarterly coupon payments were auctioned in order to improve the maturity structure of domestic debt and reduce the cost of borrowing. By the end of November 1999, the average annual cost of borrowing declined to 108.4% and the average maturity of domestic debt increased to 15.9 months. In December 1999, no auctions were held. The volatility in Treasury bill rates, in particular the increase in rates during the second half of 1999, resulted from political and economic conditions in Turkey and general volatility in the international capital markets. Treasury bill rates declined sharply following the implementation of the Stand-By Arrangement with the IMF on December 22, 1999.

     Interest income from domestic debt securities was subject to withholding tax between September 1998 and November 1999 at varying rates. From October 1998 through December 1999, the withholding tax was not applied. As a result of the earthquake-related tax package approved in November 1999, a withholding tax on Government securities issued before December 1999 was introduced to reduce the windfall gain accruing to securityholders from the reduction in inflation and interest rates in 2000 as a result of the Stand-By Arrangement signed with the IMF. See “Public Finance—Consolidated Central Government Budget” and “Financial System—Monetary Policy.”

     Beginning in 2000 the main goal of debt management, within the framework of the Stand-By Arrangement, was to limit the Government’s domestic borrowing in order to reduce domestic interest rates by increasing the primary surplus of the public sector, increasing external borrowing and accelerating privatization. The Treasury was permitted to re-borrow 75% of its domestic debt redemption as targeted to relieve the pressure on domestic borrowing in 2000. During the period January to December 2000, the average maturity of domestic debt was 17.3 months. In 1999, the average annual cost of borrowing decreased to 108.4% from 118.1% in 1998. In 2000, the rate decreased dramatically to 38.1%. Turkey’s total internal debt was approximately TL31,393 trillion as of August 31, 2000, compared to approximately TL22,920 trillion as of December 31, 1999. A treasury auction on September 5, 2000 for treasury bills with a maturity of 17 months resulted in a rate of 33.6%, compared to 95.6% for twelve-month treasury bills on August 3, 1999.

     The Treasury shifted to a Primary Dealership system for domestic debt securities on May 8, 2000 as part of the Stand-By Arrangement. The system requires that financial institutions, the Primary Dealers, provide continuous two-way quotations in the Treasury bill market and actively participate in Treasury auctions. Nineteen banks (including three foreign banks and one public bank) were selected as Primary Dealers for domestic debt securities for the period May 1, 2000 to April 30, 2001.

     Following the February 2001 financial crisis, the Central Bank raised overnight interest rates, with rates at one point reaching over 4,000%, and, by February 23, 2001, Central Bank reserves had declined by $5.3 billion. On February 21, 2001, the Government offered an interest rate of 144% for one-month Treasury bills.

     Following the November 2000 and February 2001 financial crises, as a result of increasing interest rates, declining borrowing maturities and worsening conditions in the foreign markets, an increase in the domestic borrowing requirement appeared inevitable. Moreover, the program for the rehabilitation of public banks and the banks under the supervision of the SDIF was premised on issuing bonds directly to banks, which in turn would provide an extra borrowing requirement for the Treasury. The bonds issued to the SDIF have 3-month floating rate coupons. The operation did not change the total borrowing requirement of the public sector, since the banks were already funding themselves from the market; however, their short-term borrowing activity was converted into longer-term borrowing by the Treasury.

     Until 1999, the duty losses of public banks were not covered by the Government. In 1999 and 2000, only 15% of the duty losses of public banks was covered by Government security issuances. The securities that were issued were linked to the consumer price index with a 10% real interest payment. Because of the recapitalization of duty loss stock in the balance sheets of public banks with high interest rates, unsecuritized duty loss stock was more than TL18 quadrillion as of December 2000. In December 2000, TL3.8 quadrillion of Government securities were issued to recapitalize private banks taken over by the SDIF. Also, high interest rates associated with the financial crisis in February 2001 led to a large increase in accumulated losses in 2001. The takeover of additional banks, high real interest rates and the impact of devaluation on the open positions of such banks significantly increased the losses to be covered by the issuance of government securities.

     From January 2001 to the end of April 2001, the Treasury issued an additional $820 million of FX-denominated securities and TL2.3 quadrillion of floating rate notes with semi-annual coupon payments. As of mid-March 2001, the Government had issued TL7.2 quadrillion of CPI-linked securities and $750 million of FX-denominated securities to cover a portion of the duty loss stock. As the overnight exposure of the public banks increased to unprecedented levels after the February 2001 financial crisis (almost 8% of GNP in mid-March), the Treasury began to issue floating rate notes linked to repurchase rates of the Central Bank with quarterly coupon payments. From mid-March to the beginning of May 2001, nearly TL16.7 quadrillion of securities were issued to public banks to cover their duty loss stock and recapitalization needs. As a result, as of May 2, 2001 all the duty loss stock of public banks was covered by security issuances of nearly TL23 quadrillion, and, as of May 14, 2001, the recapitalization needs of public banks were covered by an issuance of TL1.5 quadrillion of securities.

     On May 14, 2001, all of the securities that were indexed to CPI (and paid interest at below market rates) were replaced with floating rate notes indexed to Treasury auction rates with quarterly coupon payments. In July 2001, an additional TL1.2 quadrillion of CPI-indexed bonds and $271.1 million of FX-denominated securities were issued to satisfy the capital needs of the public banks. After the recapitalization, the capital adequacy ratio of public banks improved to 8% and the cost of the recapitalization process reached TL32 quadrillion.

     In the recapitalization, the Treasury issued nearly TL20 quadrillion of Central Bank repurchase-indexed securities to the SDIF and public banks. Following such issuances, nearly TL14 quadrillion of these securities were purchased by the Central Bank, and the proceeds were used by the banks to repay overnight debt. Therefore, approximately 2/3 of the overnight exposure of the public banks and the SDIF banks was eliminated as of June 2001. As a result of the recapitalization process, the management of short term borrowing was transferred to the Central Bank.

     On June 15, 2001, the Treasury invited Turkey’s banks to participate in two debt-swap packages designed to alleviate the cost of the Treasury’s domestic debt and extend the maturity of domestic borrowing. The Treasury issued three-year and five-year foreign currency-linked bonds and one- to two-year Turkish Lira floating rate notes in exchange for TL9,335 trillion ($8.1 billion) in shorter term domestic treasury bills. The swaps resulted in a coverage ratio of 86% for the Treasury. The swaps lengthened the average maturity of debt to 37.2 months from 5.3 months. As a result of the swaps, the total domestic debt service in 2001 is expected to decline by more than $6.8 billion.

     In early 2002, the Assembly passed a medium-term economic program. The key objectives of this new economic program were sustainable growth, continued disinflation and a viable debt position. Within the framework of the 2002-2004 Stand-By Arrangement with the IMF, the domestic debt to GNP ratio fell sharply to 54.8% at the end of 2002 from 69.2% at the end of 2001. In 2002, the average maturity of cash borrowing increased to 9.0 months from 4.8 months in 2001 and average interest rates declined to 55.9% from 99.0 % in 2001. Volatility in interest rates during 2002, which resulted, to some extent, from the Iraq crisis, occurred, but was short-lived.

     Several key reforms were implemented in 2002. In order to increase the maturity of the debt stock, the issuance of 2-year Floating Rate Notes (FRNs) began in January 2002. To further enhance the liquidity of domestic debt, the primary dealership system for government securities was reintroduced in September 2002. By providing continuous quotations, Primary Dealers provide greater depth for the Turkish debt market. On September 1, 2002, a communiqué defining the responsibilities of the Treasury’s middle office and a new debt management committee that will oversee the development of risk and debt management policy was published in the Official Gazette.

     The Law on Public Debt Management, which was enacted in April 2002, will enable Treasury to carry out studies on its operational mechanism, procedures and structure to improve its risk and debt management activities, including closer coordination between domestic and foreign borrowing. The new reorganization consists of: (a) a Front Office, where the operations like the auctions and public offerings, market relations, development of new instruments according to market needs will be held; (b) a Middle Office, which will be responsible for developing long-term strategies, projecting the financing requirement and carrying out risk management activities; (c) a Back Office, which will make the debt repayments and keep statistics, as well as monitoring and developing the debt database. The law also enables Treasury to develop a short-term (up to 30 days) borrowing system from the market, in full coordination with the Central Bank.

     After the November 2, 2002 elections, Turkey’s 58th Government obtained a vote of confidence in the Assembly. Financial markets reacted favorably to the election of a single-party government, helping to reinforce trust in Turkey’s economic prospects.

     The changes that occurred in 2002 did not affect the total borrowing requirement of the overall public sector; however, short-term borrowing activities were transformed. The main result has been in the structure of Government securities and non-cash debt stock. The composition of the domestic debt stock changed substantially between 1995 and 2002. In 1995, non-marketable debt was 16% of the total domestic debt stock. Since 1998, non-marketable debt has been 0% of the total domestic debt stock. The total domestic debt stock at the end of 2001 increased more than three times that of year-end 2000. In 2002, total domestic debt stock further increased to TL122.2 quadrillion from TL36.4 quadrillion Turkish Lira as result of the issuance of non-cash securities for duty losses of state-owned banks and securities issued for banks under the supervision of the SDIF. These securities were not issued for budget financing purposes and, as such, do not provide cash to the Treasury.

     The consolidation of public sector debt in Treasury debt stock provided effective management control for Government’s debt and also provided flexibility to the Treasury in terms of debt management policies. The rehabilitation of public banks and those under the supervision of the SDIF led to the conversion of the short-term debt of such banks into longer term Treasury borrowings.

     The total share of the public sector in the outstanding domestic debt stock rose to 66.0% in year 2001 from 53.1% in 2000. Following such increase, the percentage of the total share of the public sector in outstanding debt stock began to decline and the total share of the public sector in the outstanding domestic debt stock was 52.8%. Turkey’s total domestic debt stock rose to TL149,157 trillion in 2002, an increase of 22.7% compared to 2001. The share of Government bonds increased to 75.3% in 2002, while the share of Treasury bills declined to 24.7% of the total domestic debt stock.

     The following table shows the auctioned domestic debt securities as of December 31, 2002:

Table No. 39 — Treasury Auctions

				Accepted Interest Rates		Sale Amount
	Auction		Maturity
	Date	Issue Date	Date	Simple	Compound	Bid Amount	Nominal	Net

						(in billions of Turkish Lira)
1998
January
6 Months T. Bill	01/13/1998	01/14/1998	07/15/1998	103.47	130.24	867,897	562,765	370,885

Total						867,897	562,765	370,885

February
98 Days T. Bill	02/10/1998	02/11/1998	05/20/1998	99.33	141.1	718,854	524,321	413,689
6 Months T. Bill	02/17/1998	02/18/1998	08/19/1998	106.34	134.6	1,058,395	573,919	374,689

Total						1,777,249	1,098,239	788,377

March
6 Months T. Bill	03/03/1998	03/04/1998	09/02/1998	101.91	127.87	1,100,042	633,483	419,651
238 Days T. Bill	03/10/1998	03/11/1998	11/04/1998	106.77	124.76	967,361	416,672	245,370
3 Months T. Bill	03/17/1998	03/18/1998	06/17/1998	89.14	123.62	1,145,317	652,803	533,830

Total						3,212,720	1,702,958	1,198,850

April
6 Months T. Bill	03/31/1998	04/01/1998	09/30/1998	93.80	115.80	837,139	457,394	311,362
9 Months T. Bill	04/28/1998	04/29/1998	01/27/1999	100.88	111.94	891,622	637,924	363,164

Total						1,728,762	1,095,318	674,526

May
1 Year G. Bond	05/12/1998	05/13/1998	05/12/1999	97.97	97.97	1,005,359	484,038	244,502
9 Months T. Bill	05/18/1998	05/20/1998	02/17/1999	91.15	100.29	1,153,382	775,887	460,846

Total						2,158,741	1,259,925	705,348

June
6 Months T. Bill	06/02/1998	06/04/1998	12/02/1998	81.35	98.01	1,025,871	624,895	444,919
9 Months T. Bill	06/09/1998	06/10/1998	03/10/1999	85.50	93.60	714,147	662,651	403,746
1 Year G. Bond	06/16/1998	06/17/1998	06/16/1999	106.00	106.00	550,311	571,077	277,224

Total						2,290,329	1,858,623	1,125,889

July
6 Months T. Bill	07/07/1998	07/08/1998	01/06/1999	65.50	76.23	942,100	367,574	275,165
9 Months T. Bill	07/14/1998	07/15/1998	04/14/1999	74.40	80.62	972,144	553,958	355,558
1 Year G. Bond	07/28/1998	07/29/1998	07/28/1999	92.70	92.70	828,087	561,175	291,216

Total						2,742,331	1,482,706	921,938

August
6 Months T. Bill	08/04/1998	08/05/1998	02/03/1999	78.61	94.06	956,035	549,048	394,138
9 Months T. Bill	08/11/1998	08/12/1998	05/12/1999	93.75	103.39	340,148	50,441	29,617
3 Months T. Bill	08/18/1998	08/19/1998	11/18/1998	81.80	109.09	550,488	313,365	260,594

Total						1,846,671	912,854	684,349

September
133 Days T. Bill	09/01/1998	09/02/1998	01/13/1999	112.48	156.58	377,517	598,938	424,492
6 Months T. Bill	09/15/1998	09/16/1998	03/17/1999	110.96	141.75	952,640	587,438	377,816
7 Months T. Bill	09/29/1998	09/30/1998	04/28/1999	119.97	148.86	975,915	670,839	396,445

Total						2,306,071	1,857,214	1,198,754

October

				Accepted Interest Rates		Sale Amount
	Auction		Maturity
	Date	Issue Date	Date	Simple	Compound	Bid Amount	Nominal	Net

						(in billions of Turkish Lira)
7 Months T. Bill	10/06/1998	10/07/1998	05/05/1999	116.53	143.81	148,374	119,517	71,468
9 Months T. Bill	10/20/1998	10/21/1998	07/21/1999	123.41	139.55	250,221	189,318	98,319

Total						407,595	308,835	169,788

November
6 Months T. Bill	11/03/1998	11/04/1998	05/05/1999	113.47	145.66	1,258,329	729,908	505,893
329 Days T. Bill	11/10/1998	11/11/1998	10/06/1999	126.41	137.35	731,429	181,435	84,681
245 Days T. Bill	11/17/1998	11/18/1998	07/21/1999	125.05	147.76	1,080,414	612,494	332,577

Total						3,070,172	1,586,836	923,152

December
308 Days T. Bill	12/01/1998	12/02/1998	10/06/1999	137.78	149.26	1,781,287	1,179,499	544,591
224 Days T. Bill	12/08/1998	12/09/1998	07/21/1999	121.71	148.05	1,218,747	547,743	313,175
420 Days T. Bill	12/15/1998	12/16/1998	02/09/2000	137.89	128.22	530,062	248,070	95,742
133 Days T. Bill	12/22/1998	12/23/1998	05/05/1999	101.25	136.67	697,280	239,280	174,662

Total						4,227,375	2,214,592	1,128,169

1998 Total						26,635,912	15,940,865	9,890,025

1999
January
13 Months G. Bond	01/12/1999	01/13/1999	02/09/2000	122.33	118.24	1,580,415.9	1,787,811.9	771,458.6
14 Months G. Bond	01/15/1999	01/22/1999	03/15/2000	150.87	139.98	379,640.3	299,343.7	109,547.9
147 Days T. Bill	01/26/1999	01/27/1999	06/23/1999	106.85	143.09	1,349,684.4	920,434.7	642,979.7

Total						3,309,740.6	3,007,590.3	1,523,986.2

February
371 Days G. Bond	02/02/1999	02/03/1999	02/09/2000	131.51	130.32	1,868,534.4	1,478,505.0	631,729.2
392 Days G. Bond	02/16/1999	02/17/1999	03/15/2000	127.37	122.98	2,614,972.8	781,294.8	329,429.7
182 Days T. Bill	02/16/1999	02/17/1999	08/18/1999	96.59	119.91	1,315,272.7	745,475.9	502,705.4
14 Months G. Bond	02/23/1999	02/24/1999	04/19/2000	132.11	123.12	1,515,658.3	828,943.5	328,667.4

Total						7,314,438.2	3,834,219.2	1,792,531.7

March
371 Days G. Bond	03/09/1999	03/10/1999	03/15/2000	100.74	99.99	2,583,416.1	1,405,536.6	693,487.1
399 Days G. Bond	03/16/1999	03/17/1999	04/19/2000	112.34	107.97	2,257,881.7	837,649.8	375,387.7
182 Days T. Bill	03/16/1999	03/17/1999	09/15/1999	90.11	110.41	618,045.8	380,958.7	262,631.4
14 Months G. Bond	03/23/1999	03/24/1999	05/17/2000	106.68	100.46	1,269,847.6	567,063.7	254,182.7

Total						6,729,191.2	3,191,208.8	1,585,688.9

April
371 Days G. Bond	04/13/1999	04/14/1999	04/19/2000	107.91	107.06	2,328,008.0	1,459,519.7	695,067.9
392 Days G. Bond	04/20/1999	04/21/1999	05/17/2000	94.33	91.74	2,179,880.0	1,152,749.0	571,832.1
140 Days T. Bill	04/27/1999	04/28/1999	09/15/1999	77.85	97.58	1,796,632.6	907,209.0	698,167.6

Total						6,304,520.6	3,519,477.7	1,965,067.6

May
399 Days G. Bond	05/04/1999	05/05/1999	06/07/2000	100.56	96.96	2,677,811.9	1,133,061.6	538,974.9
182 Days T. Bill	05/04/1999	05/05/1999	11/03/1999	86.08	104.60	656,406.3	740,229.0	517,499.6
14 Months G. Bond	05/11/1999	05/12/1999	05/17/2000	94.35	93.68	2,300,748.7	1,159,747.5	591,236.0

Total						5,634,966.9	3,033,038.1	1,647,710.5

June
369 Days G. Bond	06/03/1999	06/04/1999	06/07/2000	104.68	104.10	1,309,491.9	947,048.8	459,476.7

				Accepted Interest Rates		Sale Amount
	Auction		Maturity
	Date	Issue Date	Date	Simple	Compound	Bid Amount	Nominal	Net

						(in billions of Turkish Lira)
434 Days G. Bond	06/15/1999	06/16/1999	08/23/2000	116.73	107.80	2,691,016.0	2,141,770.0	895,473.4
140 Days T. Bill	06/15/1999	06/16/1999	11/03/1999	86.79	111.46	293,336.4	248,066.0	185,984.4
210 Days T. Bill	06/22/1999	06/23/1999	01/19/2000	98.09	117.57	1,731,588.6	1,139,183.0	727,491.2

Total						6,025,432.9	4,476,067.8	2,268,425.7

July
399 Days G. Bond	07/20/1999	07/21/1999	08/23/2000	94.23	91.03	2,914,275.3	1,413,388.8	695,239.1
182 Days T. Bill	07/20/1999	07/21/1999	01/19/2000	80.15	96.20	1,439,888.0	969,929.0	692,447.7
91 Days T. Bill	07/26/1999	07/28/1999	10/27/1999	75.06	98.96	622,119.4	453,686.9	382,000.7

Total						4,976,282.7	2,837,004.7	1,769,687.5

August
12 Months G. Bond	08/03/1999	08/04/1999	08/23/2000	97.67	95.59	1,047,637.6	591,118.8	290,757.6
91 Days T. Bill	08/16/1999	08/18/1999	11/17/1999	75.56	99.79	675,862.7	285,333.1	240,000.0

Total						1,723,500.3	876,451.9	530,757.6

September
182 Days T. Bill	09/13/1999	09/15/1999	03/15/2000	81.89	98.66	1,348,807.8	885,012.3	627,908.8

Total						1,348,807.8	885,012.3	627,908.8

October
231 Days T. Bill	10/05/1999	10/06/1999	05/24/2000	89.68	103.38	1,061,188.5	704,380.2	448,905.8
91 Days T. Bill	10/25/1999	10/27/1999	01/26/2000	73.08	95.65	582,774.8	406,846.2	344,000.0

Total						1,643,963.3	1,111,226.4	792,905.8

November
91 Days T. Bill	11/16/1999	11/17/1999	02/16/2000	71.66	93.32	571,548.6	466,943.0	396,000.0

Total						571,548.6	466,943.0	396,000.0

1999 Total						45,582,393.2	27,238,240.2	14,900,670.3

94

					Accepted Interest Rates		Sale Amount

	Auction	Issue	Maturity	Ave.			Bid
	Date	Date	Date	Term	Simple	Compound	Amount Net	Nominal	Net

							(in billions of Turkish Lira)
2000
January
13 Months G. Bond	01/04/2000	05/01/2000	02/21/2001	42.97	37.87	37.03	1,795,049.5	859,379.7	601,124.8
91 Days T. Bill	01/18/2000	01/19/2000	04/19/2000	8.52	34.07	38.67	1,226,504.4	620,714.8	572,000.0
16 Months G. Bond	01/18/2000	01/19/2000	05/23/2001	50.23	37.31	35.30	2,031,140.3	2,109,699.2	1,404,344.5

Total							5,052,694.2	3,589,793.7	2,577,469.3

February
91 Days T. Bill	02/08/2000	02/09/2000	10/05/2000	9.09	36.36	41.62	1,088,661.6	679,629.2	623,000.0
12 Months G. Bond	02/08/2000	02/09/2000	02/21/2001	41.66	40.12	39.84	2,214,145.3	2,474,718.7	1,746,966.3

Total							3,302,806.9	3,154,347.9	2,369,966.3

March
14 Months G. Bond	03/10/2000	03/15/2000	05/23/2001	43.99	36.90	35.77	1,672,103.1	2,065,739.6	1,434,614.6
336 Days T. Bill	03/21/2000	03/22/2000	02/21/2001	32.82	35.56	36.00	780,445.1	204,664.0	154,092.0

Total							2,452,548.2	2,270,403.6	1,588,706.6

April
16 Months G. Bond	04/04/2000	04/05/2000	08/22/2001	48.97	35.37	33.36	716,780.5	731,986.6	491,388.3
91 Days T. Bill	04/18/2000	04/19/2000	07/19/2000	8.32	33.30	37.69	746,536.8	755,018.1	697,000.0
14 Months G. Bond	04/18/2000	04/19/2000	06/20/2001	38.72	33.01	32.18	3,098,495.9	3,068,065.8	2,211,733.1

Total							4,561,813.2	4,555,070.5	3,400,121.4

May
15 Months G. Bond	05/09/2000	05/10/2000	08/22/2001	43.07	33.43	32.05	2,394,944.6	992,496.5	693,692.1
91 Days T. Bill	05/15/2000	05/17/2000	08/16/2000	8.76	35.02	39.89	1,223,558.9	748,236.0	688,000.0
13 Months G. Bond	05/23/2000	05/24/2000	06/20/2001	40.95	38.02	37.53	1,187,095.8	1,192,529.8	846,077.9

Total							4,805,599.3	2,933,262.3	2,227,770.0

June
14 Months G. Bond	06/06/2000	06/07/2000	08/22/2001	50.09	41.35	39.82	2,292,107.9	1,633,240.8	1,088,144.6
Total							2,292,107.9	1,633,240.8	1,088,144.6

July
12 Months G. Bond	07/18/2000	07/19/2000	07/18/2001	32.55	32.55	32.55	1,506,093.0	1,037,288.7	782,544.2
91 Days T. Bill	07/25/2000	07/26/2000	10/25/2000	7.18	28.72	31.96	921,688.7	329,042.7	307,000.0

Total							2,427,781.7	1,366,331.4	1,089,544.2

August
91 Days T. Bill	08/14/2000	08/16/2000	11/15/2000	7.06	28.24	31.37	1,607,436.5	897,151.4	838,000.0
11 Months T. Bill	08/22/2000	08/23/2000	07/18/2001	29.76	32.93	33.41	1,867,717.5	1,244,844.3	959,320.7
18 Months G. Bond	08/22/2000	08/23/2000	02/20/2002	56.13	37.42	34.58	1,767,763.2	1,646,793.7	1,054,788.3

Total							5,242,917.2	3,788,789.4	2,852,109.0

September
17 Months G. Bond Days)	09/05/2000	09/06/2000	02/20/2002	52.68	36.04	33.58	479,360.1	235,425.1	154,197.2
Total							479,360.1	235,425.1	154,197.2

October
16 Months G. Bond Days)	10/03/2000	10/04/2000	02/20/2002	52.76	38.11	35.80	549,805.4	681,550.3	446,154.7
3 Months T. Bill	10/23/2000	10/25/2000	01/24/2001	8.94	35.77	40.85	522,856.3	248,386.0	228,000.0
14 Months G. Bond Days)	10/24/2000	10/25/2000	12/12/2001	43.38	38.24	37.38	780,838.3	649,611.9	453,060.6

Total							1,853,499.9	1,579,548.2	1,127,215.3

November
3 Months T. Bill	11/13/2000	11/15/2000	02/14/2001	8.80	35.20	40.12	461,689.6	258,941.2	238,000.0
13 Months G. Bond (392 Day)	11/14/2000	11/15/2000	12/12/2001	41.77	38.79	38.28	1,015,973.0	1,324,838.8	989,840.0

Total							1,477,662.6	1,583,780.0	1,227,840.0

					Accepted Interest Rates		Sale Amount

	Auction	Issue	Maturity	Ave.			Bid
	Date	Date	Date	Term	Simple	Compound	Amount Net	Nominal	Net

December
12 Months T. Bill	12/20/2000	12/19/2000	12/12/2001				47,387.0	0.0	0.0

Total							47,387.0	0.0	0.0

2000 Total							33,996,178.3	26,689,992.9	19,703,083.9

2001
January
14 Month G. Bond	01/05/2001	01/08/2001	02/20/2002	75.29	67.17	64.99	382,294.1	935,999.5	534,976.2
6 Month T. Bill	01/05/2001	01/08/2001	07/11/2001	29.78	58.91	67.47	1,810,941.9	1,488,787.0	1,147,174.6
3 Month T. Bill	01/23/2001	01/24/2001	04/25/2001	12.00	47.98	57.33	738,463.3	434,546.3	388,000.0

Total							2,931,699.3	2,859,332.8	2,070,150.7

February
3 Month T. Bill	02/13/2001	02/14/2001	05/16/2001	14.26	57.03	70.43	1,163,103.1	916,349.5	802,000.0
1 Month T. Bill	02/20/2001	02/21/2001	03/21/2001	7.116	92.43	144.23	1,647,731.1	2,296,262.7	2,153,248.8

Total							2,810,834.3	3,212,612.2	2,955,248.8

March
3 Month T. Bill	03/20/2001	03/21/2001	06/27/2001	33.65	124.99	193.71	5,480,992.2	4,391,648.8	3,285,875.6
Total							5,480,992.2	4,391,648.8	3,285,875.6

April
4 Month T. Bill	04/03/2001	04/04/2001	08/08/2001	37.32	107.83	150.00	1,368,834.4	1,482,688.4	1,079,693.7
6 Month T. Bill	04/10/2001	04/11/2001	10/10/2001	57.50	115.00	148.06	840,939.5	794,090.5	504,183.9
8 Month T. Bill	04/17/2001	04/18/2001	12/05/2001	64.88	102.24	119.89	1,200,100.0	1,203,619.6	729,995.3
3 Month T. Bill	04/24/2001	04/25/2001	07/25/2001	20.50	82.00	110.83	404,171.0	253,048.1	209,999.5
6 Month T. Bill	04/24/2001	04/25/2001	10/10/2001	40.15	87.00	107.80	1,170,069.2	1,130,392.8	806,535.2

Total							4,984,114.2	4,863,839.5	3,330,407.7

May
5 Month T. Bill	05/01/2001	05/02/2001	09/19/2001	28.85	75.00	93.28	1,182,999.2	848,842.9	658,803.9
10 Month T. Bill	05/08/2001	05/09/2001	03/06/2002	69.96	84.60	89.91	588,798.4	957,699.7	565,491.9
3 Month T. Bill	05/15/2001	05/16/2001	08/15/2001	17.37	69.48	89.78	1,485,948.0	884,975.6	753,999.21
6 Month T. Bill	05/22/2001	05/23/2001	11/21/2001	32.29	64.58	75.00	1,754,040.4	1,936,967.2	1,464,192.3
10 Month T. Bill	05/22/2001	05/23/2001	03/06/2002	53.62	68.00	72.37	1,036,935.3	1,072,009.8	697,846.2
13 Month G. Bond	05/29/2001	05/30/2001	06/26/2002	88.31	82.00	79.98	77,913.9	10,592.6	5,625.2

Total							6,117,635.2	5,711,087.8	4,145,958.7

June
3 Month T. Bill	06/05/2001	06/06/2001	09/05/2001	16.39	65.56	83.50	470,643.8	144,624.5	124,260.0
6 Month T. Bill	06/12/2001	06/13/2001	12/05/2001	32.62	67.85	79.90	251,027.8	190,698.3	143,792.3
3 Month T. Bill	06/19/2001	06/20/2001	09/26/2001	17.05	63.34	79.47	1,201,993.9	1,546,774.3	1,321,440.2
4 Month T. Bill	06/26/2001	06/27/2001	11/07/2001	26.98	73.85	92.29	2,656,582.0	4,413,175.1	3,475,375.4

Total							4,580,247.5	6,295,272.4	5,064,867.9

July
5 Month T. Bill	07/03/2001	07/04/2001	12/05/2001	31.73	75.00	91.82	240,779.9	266,403.1	202,232.5
8 Month T. Bill	07/10/2001	07/11/2001	03/06/2002	54.75	83.74	95.00	874,718.2	1,190,139.6	769,056.4
7 Month T. Bill	07/17/2001	07/18/2001	02/06/2002	49.19	88.20	104.89	149,087.6	557,458.5	374,693.0
3 Month T. Bill	07/24/2001	07/25/2001	10/24/2001	17.69	70.87	91.88	2,227,864.7	908,593.3	771,995.4

Total							3,492,450.5	2,922,594.5	2,117,977.3

August
5 Month T. Bill	08/07/2001	08/08/2001	01/09/2002	31.15	73.63	89.83	2,004,924.9	2,415,006.3	1,841,394.1
3 Month T. Bill	08/14/2001	08/15/2001	11/14/2001	18.62	74.49	98.00	1,057,492.7	1,139,958.2	960,996.2

Total							3,062,417.6	3,554,964.5	2,802,390.3

September
4 Month T. Bill	09/04/2001	09/05/2001	12/26/2001	21.23	69.00	86.96	605,182.0	321,643.4	265,314.0
105 Day T. Bill	09/11/2001	09/12/2001	12/26/2001	19.40	67.25	84.91	655,807.8	474,068.2	397,041.6

161 Day T. Bill	09/25/2001	09/26/2001	03/06/2002	33.13	74.90	90.97	653,887.5	476,062.5	357,593.8

Total							1,914,877.3	1,271,774.0	1,019,949.3

October
182 Day T. Bill	10/02/2001	10/03/2001	04/03/2002	39.12	78.25	93.56	522,921.9	604,657.9	434,616.0
91 Day T. Bill	10/09/2001	10/10/2001	01/09/2002	17.79	71.15	92.49	580,154.4	524,576.5	445,355.3
1 Year T. Bill	10/16/2001	10/17/2001	10/16/2002	0.00	0.00	0.00	947,674.5	940,788.0	849,155.2
91 Day T. Bill	10/23/2001	10/24/2001	01/23/2002	15.61	62.43	78.62	1,043,690.4	795,375.7	680,000.0
154 Day T. Bill	10/30/2001	10/31/2001	04/03/2002	29.62	70.00	84.62	420,722.8	351,652.2	271,303.3

Total							2,567,489.6	2,276,262.3	1,839,274.5

November
147 Day T. Bill	11/06/2001	11/07/2001	04/03/2002	27.58	68.30	82.80	2,461,774.9	2,800,047.2	2,194,677.0
231 Day T. Bill	11/06/2001	11/07/2001	06/26/2002	48.23	76.00	85.94	514,646.6	1,125,994.6	759,617.7
91 Day T. Bill	11/13/2001	11/14/2001	02/13/2002	14.90	59.61	74.31	1,442,461.4	1,240,944.0	1,079,993.5
217 Day T. Bill	11/20/2001	11/21/2001	06/26/2002	39.35	66.01	74.48	1,611,702.5	2,092,376.1	1,501,510.4

Total							4,418,882.6	5,166,985.7	4,034,288.2

December
217 Day T. Bill	12/04/2001	12/05/2001	07/10/2002	41.00	68.77	77.95	1,149,963.1	1,697,975.7	1,204,238.3
147 Day T. Bill	12/11/2001	12/12/2001	05/08/2002	24.94	61.75	73.55	1,485,986.3	1,478,799.9	1,183,631.4
91 Day T. Bill	12/14/2001	12/19/2001	03/20/2002	14.35	57.42	71.01	923,175.6	859,948.1	751,998.8
196 Day T. Bill	12/25/2001	12/26/2001	07/10/2002	34.06	63.25	72.34	1,074,319.7	1,330,905.4	992,788.9

Total							4,633,444.6	5,367,629.0	4,132,657.5

2001 Total							46,995,084.9	47,894,003.5	36,799,046.4

				Accepted Interest Rates

								Sale Amount
								(Including Switching)(1)

	Auction	Issue	Maturity	Ave.			Bid
	Date	Date	Date	Term	Simple	Compound	Amount Net	Nominal	Net

January
5 Month T. Bill	01/08/02	01/09/02	05/29/02	22.91	59.58	70.99	1,311,099.5	1,553,115.2	1,263,583.5
8 Moth T. Bill	01/08/02	01/09/02	09/04/02	42.20	64.54	71.34	2,412,069.9	3,236,379.8	2,275,919.6
4 Month T. Bill	01/15/02	01/16/02	05/08/02	18.00	58.50	71.24	845,130.5	501,844.5	425,293.1
3 Month T. Bill	01/21/02	01/23/02	04/24/02	14.56	58.25	72.25	824,588.6	910,767.7	795,000.0

Total							5,392,888.39	6,202,107.18	4,759,796.21

February
12 Month G. bond	02/05/02	02/06/02	02/05/03	69.54	69.54	69.54	1,474,204.9	1,316,505.0	776,501.1
3 Month T. Bill	02/12/02	02/13/02	05/15/02	13.98	55.92	68.78	1,409,565.6	661,081.7	580,000.0
6 Month T. Bill	02/26/02	02/27/02	08/28/02	30.96	61.91	71.49	814,799.8	795,291.7	607,300.7

Total							3,698,570.28	2,772,878.40	1,963,801.79

March
6 Month T. Bill	03/05/02	03/06/02	08/28/02	28.99	60.30	69.80	1,716,055.4	2,035,694.3	1,578,192.4
11 Month T. Bill	03/05/02	03/06/02	02/05/03	61.69	66.83	68.30	1,599,436.4	2,433,181.7	1,504,801.2
7 Month T. Bill	03/12/02	03/13/02	10/23/02	37.74	61.32	68.25	795,483.0	705,386.4	512,131.7
3 Month T. Bill	03/18/02	03/20/02	06/19/02	13.49	53.95	65.88	944,630.1	846,620.9	746,000.0

Total							5,055,604.86	6,020,883.35	4,341,125.40

April
7 Month T. Bill	04/02/02	04/03/02	10/23/02	30.87	55.35	62.00	3,281,257.4	4,169,314.0	3,185,814.5
12 Month G. bond	04/09/02	04/10/02	04/09/03	58.00	58.00	58.00	2,436,574.5	2,555,805.7	1,617,595.0
8 Month T. Bill	04/16/02	04/17/02	12/11/02	34.00	52.00	56.46	2,013,253.8	2,075,925.8	1,549,201.2
3 Month T. Bill	04/22/02	04/24/02	07/24/02	11.12	44.49	52.48	1,542,771.2	1,091,220.2	982,000.0

Total							9,273,856.92	9,892,265.79	7,334,610.69

May
11 Month T. Bill	05/07/02	05/08/02	04/09/03	48.74	52.80	53.74	1,936,321.7	2,462,974.6	1,655,907.0
6 Month T. Bill	05/07/02	05/08/02	06/11/02	24.33	48.65	54.57	1,056,378.4	1,161,570.5	934,297.6
3 Month T. Bill	05/13/02	05/15/02	08/14/02	11.59	46.35	55.05	1,350,574.3	1,401,535.4	1,256,000.0
5 Month T. Bill	05/28/02	05/29/02	11/06/02	22.27	50.35	57.55	1,003,628.7	1,008,001.2	824,403.9
9 Month T. Bill	05/28/02	05/29/02	03/05/03	42.48	55.23	58.45	850,890.1	840,956.7	590,217.1

Total							6,197,793.26	6,875,038.44	5,260,825.64

June
3 Month T. Bill	06/17/02	06/19/02	09/18/02	14.13	56.50	69.64	1,527,491.4	1,650,206.7	1,445,960.6
7 Month T. Bill	06/18/02	06/19/02	01/08/03	36.15	64.82	73.90	1,398,152.2	2,148,199.6	1,577,809.7
4 Month T. Bill	06/25/02	06/26/02	11/06/02	21.65	59.25	70.97	2,065,579.5	2,434,437.1	2,001,204.7
6 Month T. Bill	06/25/02	06/26/02	01/08/03	35.27	65.50	75.25	1,240,595.4	1,673,727.4	1,237,336.4

Total							6,231,818.55	7,906,570.81	6,262,311.39

July
5 Month T. Bill	07/02/02	07/03/02	12/11/02	27.10	61.27	71.97	411,044.0	378,388.7	297,712.5
5 Month T. Bill	07/09/02	07/10/02	12/11/02	27.18	64.25	76.53	2,557,844.8	3,311,700.4	2,603,890.6
8 Month T. Bill	07/09/02	07/10/02	03/05/03	46.69	71.40	79.67	1,015,227.0	1,105,723.8	753,805.1
4 Month T. Bill	07/23/02	07/24/02	10/23/02	12.97	51.89	62.89	2,897,731.9	1,247,218.1	1,104,000.0
7 Month T. Bill	07/23/02	07/24/02	03/05/03	42.10	68.42	77.00	1,413,107.4	1,825,890.3	1,284,897.2
3 Month T. Bill	07/30/02	07/31/02	11/13/02	15.02	52.07	62.44	1,197,368.2	1,215,897.9	1,057,113.9

Total							9,492,323.37	9,084,819.16	7,101,419.36

August
9 Month T.Bill	08/06/02	08/07/02	05/07/03	47.56	63.42	68.00	1,406,352.6	1,162,416.1	787,734.5
3 Month T.Bill	08/12/02	08/14/02	11/13/02	12.25	48.99	58.75	1,888,619.8	1,190,943.9	1,061,000.0
9 Month T.Bill	08/13/02	08/14/02	05/07/03	46.04	63.00	67.90	1,892,273.5	1,758,960.5	1,204,448.2
5 Month T.Bill	08/27/02	08/28/02	01/22/03	21.21	52.51	61.00	2,365,253.0	1,620,546.2	1,337,015.8
8 Month T.Bill	08/27/02	08/28/02	05/07/03	42.62	61.57	67.00	1,410,707.8	1,313,083.3	920,655.3

Total							8,963,206.65	7,045,941.98	5,310,846.78

September
5 Month T. Bill	09/03/02	09/04/02	01/22/03	20.25	52.64	61.50	1,885,436.1	1,996,731.1	1,660,541.5
10 Month T. Bill	09/03/022	09/04/02	07/02/03	53.95	65.24	68.50	980,522.5	1,317,310.0	855,672.0
3 Month T. Bill	09/16/02	09/18/02	12/18/02	12.32	49.27	59.14	1,480,746.4	1,495,308.2	1,331,332.7

Total							4,346,705.04	4,837,021.97	3,865,521.12

October
9 Month T. Bill	10/08/02	10/09/02	07/02/03	47.76	65.35	70.61	1,782,454.4	2,832,077	1,916,712
3 Month T. Bill	10/21/02	10/23/02	01/22/03	11.67	46.68	55.50	2,487,586.9	1,319,933.0	1,182,600.0
10 Month T. Bill	10/22/02	10/23/02	08/27/03	51.90	61.34	63.90	2,636,501.2	4,291,139.0	2,824,900.0

Total							6,906,542.51	8,705,398.69	6,098,227.21

November
4 Month T. Bill	11/05/02	11/06/02	03/19/03	17.09	46.77	54.00	2,373,848.2	2,791,084.5	2,383,725.8
8 Month T. Bill	11/05/02	11/06/02	07/02/03	34.02	52.03	56.50	2,328,770.6	1,995,085.0	1,488,613.0
3 Month T. Bill	11/12/02	11/13/02	02/0503	9.51	41.20	48.23	1,740,159.8	1,473,970.1	1,346,000.0
12 Month G. bond	11/26/02	11/2702	12/03/03	52.72	51.72	51.50	1,726,663.7	1,562,276.1	1,022,994.0

Total							8,169,442.24	7,842,756.97	6,256,510.04

December
6 Month T. Bill	12/02/02	12/03/02	05/21/03	20.34	43.81	49.00	1,459,039.8	1,578,787.4	1,311,940.7
5 Month T. Bill	12/10/02	12/11/02	05/21/03	19.90	45.00	50.74	1,429,358.8	2,099,133.2	1,750,677.1
12 Month T. Bill	12/10/02	12/11/02	12/03/03	50.13	51.11	51.33	2,046,261.9	3,525,376	2,348,253
3 Month T. Bill	12/16/02	12/18/02	03/19/03	9.82	39.28	45.45	1,685,164.2	1,429,842.2	1,302,000.0

12 Month T. Bill	12/17/02	12/18/02	12/03/03	48.63	50.57	51.00	1,223,102.9	1,375,880.4	925,733.6

Total							7,842,927.58	10,056,771.14	7,670,411.97

2002 Total							81,571,679.65	87,242,453.89	66,225,407.59

(1)	The switching method was introduced in 2002 by the General Directorate of Public France. Switching enables primary dealer banks to switch the bills in their portfolios with new issues of banks. As a result of switching, Treasury is able to issue more bills by redeeming bills from previous issuances.

Source: UT.

     In 2002, the Government held direct sales, TAP sales and public offerings as set forth below:

               Table No. 40 — 2002 Sales–Direct Sales, TAP Sales and Public Offerings

				Amount
				(in billions of
Issue Date	Issuance Type	Settlement Date	Maturity	Turkish Lira)

1/2/2002	Direct Sales	1/2/2004	2 Years	1,757,000
	Annual coupon — indexed to future auctions
1/3/2002	Direct Sales — EURO denominated	6/12/2002	6 Months	34,945
	coupon — 3.5%
1/3/2002	Direct Sales — EURO denominated	6/12/2002	6 Months	21,991
	coupon — 3.5%
1/9/2002	Direct Sales	1/2/2004	2 Years	49,325
	Annual coupon — indexed to future auctions
1/23/2002	Direct Sales	1/2/2004	2 Years	113,100
	Annual coupon — indexed to future auctions
	JANUARY TOTAL			1,976,361
2/14/2002	Public Offer — Turkish Lira denominated	8/7/2002	174 Days	74,995
	174 days, 28.00%
	FEBRUARY TOTAL			74,995
3/6/2002	Direct Sales	3/3/2004	2 Years	105,000
	Annual coupon — indexed to future auctions
	MARCH TOTAL			105,000
4/17/2002	Direct Sale — US dollar denominated	4/11/2007	5 Years	257,593
	5 year — coupon payments for 6 months
	Term interest rate, fixed 4.85%
4/17/2002	Direct Sale — US dollar denominated	4/11/2007	5 Years	257,593
	5 year — coupon payments for 6 months
	Yearly LIBOR + 2.25
	APRIL TOTAL			515,186
5/15/2002	Direct Sales	5/12/2004	2 Years	985,000
	Annual coupon — indexed to future auctions

5/17/2002	Direct Sale — US dollar denominated	5/11/2007	5 Years	139,350
	5 year maturity — coupon payments for 6
	months
	Term interest rate, fixed 4.85%
5/17/2002	Direct Sale — US dollar denominated	5/11/2007	5 Years	139,350
	5 year maturity — coupon payments for 6
	Yearly LIBOR + 2.25
	MAY TOTAL			1,263,700
6/12/2002	Direct Sale — US dollar denominated	6/9/2004	2 Years	357,110
	2 year maturity — coupon payments for 6
	months
	Term interest rate, fixed 4.00%
6/12/2002	Public Offer — Euro denominated	6/11/2003	1 Year	365,457
	Quarterly 1.60% coupon payments
6/26/2002	Direct Sale — US dollar denominated	6/4/2003	343 Days	424,655
	343 day
	Term interest rate, fixed 8.01%
	JUNE TOTAL			1,147,222
7/24/2002	Direct Sales	7/21/2004	2 Years	235,000
	Annual coupon — indexed to future auctions
	JULY TOTAL			235,000
8/2/2002	TAP Sale — Discounted — US dollar denominated	8/20/2003	383 Days	1,465,385
	383 day maturity (term int. rate) 9.47%
8/19/2002	Public Offer — US dollar indexed	8/18/2003	1 Year	506,607
	1 Year 9.00% — discounted
	AUGUST TOTAL			1,971,992
9/25/2002	Direct Sales	9/22/2004	2 Years	625,000
	Annual coupon — indexed to future auctions
	SEPTEMBER TOTAL			625,000
11/6/2002	Direct Sales	11/3/2004	2 Years	1,107,000
	Annual coupon — indexed to future auctions
	NOVEMBER TOTAL			1,107,000
12/4/2002	Direct Sales	12/1/2004	2 Years	82,000
	Annual coupon — indexed to future auctions
	DECEMBER TOTAL			82,000

	2002 TOTAL			9,103,456

     The Government held Discounted FX Denominated Treasury Auctions in 2001 and 2002 as indicated below:

               Table No. 41 — Discounted FX Denominated Treasury Auctions of 2002

				Accepted Interest Rates			Sales Amount

								Total

	Auction	Issue	Maturity	Ave.			Bid
	Date	Date	Date	Term	Simple	Compound	Amount Net	Nominal	Net

								(in billions of Turkish Lira)
2001
1 Year G. Bond — USD	10/16/01	10/17/01	10/16/02	10.79%	10.79%	10.79%	584.2	579.9	523.4
2001 TOTAL							584.2	579.9	523.4
2002
1 Year G. Bond — USD	06/04/02	06/05/02	06/04/03	6.50	6.50	6.50	1,384.7	826.5	776.1
11 Month T. Bill — USD	06/18/02	06/19/02	06/04/03	8.18	8.51	8.52	705.6	755.0	698.0
1 Year G. Bond — USD	07/08/02	07/10/02	07/09/03	9.00	9.00	9.00	407.3	332.9	305.4
11 Month T. Bill — USD	07/25/02	07/26/02	07/09/03	8.74	9.14	9.16	864.6	882.7	811.8
13 Month T. Bill -USD	09/10/02	09/11/02	09/24/03	8.83	8.50	8.49	644.0	501.0	460.0
12 Month T. Bill -USD	09/20/02	09/23/02	09/24/03	8.84	8.79	8.79	1,614.3	1,650.0	1,516.0
12 Month T. Bill -EURO	09/20/02	09/23/02	09/24/03	9.55	9.50	9.50	372.7	336.0	306.0
12 Month T. Bill -USD	10/15/02	10/16/02	10/22/03	8.91	8.74	8.73	1,008.7	1,042.0	957.0
12 Month T. Bill -EURO	10/15/02	10/16/02	10/22/03	9.17	9.00	8.99	399.8	385.0	353.0
13 Month T. Bill -USD	12/26/02	12/27/02	01/14/04	6.81	6.48	6.47	1,018.9	648.0	607.0
2002 TOTAL							8,420.6	8,217.0	7,581.8

     The Government also issued Floating Rate Notes in auctions in 2002 as indicated below:

               Table No. 42 — Floating Rate Note Auctions

			Accepted Interest Rates			Sales Amount

							(Including
							Switching)

Auction	Value	Maturity	Ave.			Bid
Date	Date	Date	Term	Simple	Compound	Amount Net	Nominal	Net

							(in billions of Turkish
							Lira)
1/22/2002	1/23/2002	1/21/2004	16.75%	66.99%	85.78%	2,383,820	1,219,664	1,209,906
2/19/2002	2/20/2002	1/21/2004	16.76%	67.03%	85.85%	1,504,546	1,056,893	1,099,169
3/19/2002	3/20/2002	3/17/2004	15.59%	62.37%	78.53%	1,478,847	1,349,729	1,343,655
4/2/2002	4/3/2002	3/17/2004	15.54%	62.18%	78.24%	1,089,259	848,622	865,594
5/14/2002	5/15/2002	5/12/2004	13.74%	54.96%	67.36%	1,055,708	685,149	680,353
8/26/2002	8/28/2002	8/11/2004	14.88%	59.53%	74.18%	668,303	684,590	679,455
9/17/2002	9/18/2002	8/11/2004	15.00%	59.98%	74.88%	578,870	857,658	839,244
10/22/2002	10/23/2002	8/11/2004	14.95%	59.79%	74.58%	644,108	816,988	833,993
12/17/2002	12/18/2002	8/11/2004	12.24%	48.97	58.72	676,784	800,959	841,006
2002 Total						9,403,462	7,519,292	7,592,560

     In 2000, the government issued bonds with quarterly payments as set forth below:

               Table No. 43 — 2000 Government Bond Auctions with Quarterly Payments

					Accepted
					Interest Rates			Amount

					Annual			Total

	Auction			Ave.			Bid
Maturity	Date	Issue Date	Maturity Date	Term	Simple	Comp.	Amount	Nom.	Net

								(in billions of
								Turkish Lira)
2 year	01/25/2000	01/26/2000	01/23/2002	9.82%	39.27%	45.44%	1,678,645	627,959	624,651
2 year	02/15/2000	02/16/2000	01/23/2002	10.29%	41.17%	47.97%	1,046,530	723,303	717,491
2 year	03/10/2000	03/15/2000	01/23/2002	10.13%	40.53%	47.11%	1,102,720	846,223	871,872
2 year	04/25/2000	04/26/2000	01/23/2002	9.41%	37.65%	43.30%	1,546,100	334,883	336,683
2 year	05/16/2000	05/17/2000	05/15/2002	9.95%	39.79%	46.13%	1,772,787	1,556,148	1,540,526
2 year	06/06/2000	06/07/2000	05/15/2002	10.49%	41.97%	49.05%	469,900	305,550	300,653
2 year	07/04/2000	07/05/2000	05/15/2002	10.07%	40.28%	46.79%	997,000	386,658	400,471
2 year	08/15/2000	08/16/2000	05/15/2002	8.02%	32.07%	36.13%	722,400	244,132	244,684
2 year	11/21/2000	11/22/2000	05/15/2002	11.43%	45.74%	54.20%	246,143	240,651	232,396

     In 1998 and 1999, the Treasury also issued bonds linked to CPI inflation. The following table shows issuances of CPI inflation linked bonds for the periods indicated:

               Table No. 44 — 1 year CPI-Indexed Government Bonds

	Auction	Issue	Maturity		Bid
	Date	Date	Date	Amount	Amount

				(in billions of Turkish Lira)
1998
January	01/20/1998	01/21/1998	01/22/1999	95,125	319,631
February	02/20/1998	02/25/1998	02/24/1999	123,430	141,630
March	03/20/1998	03/25/1998	03/25/1999	95,986	241,573
April	04/17/1998	04/22/1998	04/21/1999	142,730	248,473
May	05/22/1998	05/27/1998	05/26/1999	129,111	190,611
June	06/12/1998	06/17/1998	06/16/1999	244,327	290,177
July	07/24/1998	07/29/1998	07/28/1999	156,343	458,872
August	08/14/1998	08/19/1998	08/18/1999	174,376	230,026
September	09/25/1998	09/30/1998	09/30/1999	3,524	39,655
1999
June	06/08/1999	06/09/1999	08/09/2000	2,762	28,707
2000(1)
2001(1)
2002(1)

Source: UT.

(1)	There were no issuances of CPI inflation linked bonds in 2000, 2001 or 2002.

     The composition of the domestic debt changed between 1995 and 2000. In 1995, non-marketable debt was 16% of the domestic debt stock. Since 1998 non-marketable debt has represented 0% of total domestic debt stock. In 1995, the share of Government bonds was 37.6% and the share of Treasury bills was 46.4%. In 2002, the share of Government bonds increased to 75.3% while the share of Treasury bills declined to 24.7% of the debt stock. Turkey’s debt stock, which increased 298.1% between December 31, 2001 and December 31, 2002, reached TL149,869.7 trillion as of December 31, 2002, of which TL37,019.9 trillion was composed of treasury bills with a maturity of less than one year and TL112,849.8 trillion was composed of bonds with a maturity of one year or longer.

               Table No. 45 — Internal Public Debt

	1998	1999	2000	2001	2002(1)

	(in trillions of Turkish Lira)
Total Domestic Debt	11,612.9	22,920.1	36,420.6	122,157.3	149,869.7
Securitized Debt	11,612.9	22,920.1	36,420.6	122,157.3	149,869.7
Cash	9,511.8	20,197.5	29,422.6	57,879.9	89,271.0
Bonds	3,815.8	16,960.8	27,373.2	40,226.7	52,251.1
Bills	5,695.9	3,236.8	2,049.4	17,653.2	37,019.9
Non-Cash	2,101.1	2,722.6	6,998.0	64,277.4	60,598.7
Bonds	1,956.1	2,722.6	6,989.7	61,901.2	60,598.7
Bills	145.0	0.0	8.3	2,376.2	0.0

(1)	Provisional.
Source: UT.

     Turkey’s internal public debt rose by 22.7% to TL149,869.7 trillion as of December 31, 2002, of which TL37,019.9 trillion consisted of Treasury bills with a maturity of less than one year and TL52,251.1 trillion consisted of Government bonds with a maturity of one year or longer.

EXTERNAL DEBT AND DEBT MANAGEMENT

     As of December 31, 2002, Turkey’s outstanding external debt was approximately $131.4 billion (73.1% of GNP, 329.3% of merchandise exports and 221.4% of total foreign exchange receipts), which represented an increase of approximately $17.6 billion from approximately $113.8 billion as of December 31, 2001.

     The following table sets forth information as to the external public and private debt of Turkey at the end of the periods indicated:

               Table No. 46 — Outstanding External Public and Private Debt(1)

	1998	1999	2000	2001	2002

	(in millions of U.S. dollars)
Outstanding External Debt by Maturity
Total Outstanding Debt	96,418	102,980	118,685	113,806	131,407
Short Term	20,774	22,921	28,301	16,241	15,192
Medium-Long Term	75,644	80,059	90,384	97,566	116,215
Outstanding External Debt by Borrower	96,418	102,980	118,685	113,806	131,407
Short Term(3)	20,774	22,921	28,301	16,241	15,192
Central Government	0	0	1,000	0	0
CBRT	905	686	653	590	451
CBRT Loans	7	6	26	20	15
Dresdner Bank Program	898	680	627	570	436
Deposit Money Banks	11,159	13,172	16,900	7,997	6,344
Other Sectors	8,710	9,063	9,748	7,654	8,397
Medium-Long Term	75,644	80,059	90,384	97,566	116,215
Public Sector	39,891	42,381	47,803	46,325	63,877

	1998	1999	2000	2001	2002

	(in millions of U.S. dollars)
General Government	35,673	37,635	42,376	41,173	59,093
Central Government	32,339	34,589	39,529	38,765	56,832
Local Administrations	2,544	2,390	2,252	1,833	1,597
Extra Budgetary Funds	776	648	591	560	647
Universities	14	8	4	15	17
Other Public Sector(2)	686	863	1,192	1,116	988
State Owned Enterprises	3,531	3,883	4,234	4,035	3,797
Financial SOEs	651	743	706	576	200
Non-Financial SOEs	2,880	3,140	3,528	3,460	3,596
CBR	12,073	10,312	13,429	23,753	21,544
CBRT Loans	392	396	3,705	13,643	8,068
Dresdner Bank Scheme	11,681	9,916	9,724	10,110	13,476
Private Sector(4)	23,680	27,367	29,153	27,487	30,794
Financial	6,879	7,482	7,581	4,788	4,714
Banks	4,274	4,768	4,550	3,211	2,997
Non-Bank Financial Enterprises	2,605	2,713	3,032	1,578	1,718
Non-Financial	16,801	19,885	21,571	22,699	26,080
Outstanding External Debt by Lender	96,418	102,980	118,685	113,806	131,407
Short Term	20,774	22,921	28,301	16,241	15,192
Commercial Bank Credits	9,935	11,540	17,306	7,775	5,187
Private Lender Credits	10,839	11,381	10,995	8,466	10,005
Medium-Long Term	75,644	80,059	90,384	97,565	116,215
Official Creditors	17,651	16,878	20,054	30,616	40,092
Governmental Organizations	9,697	9,128	8,669	8,552	9,193
Multilateral Organizations	7,954	7,750	11,385	22,064	30,899
Private Creditors(4)	57,993	63,182	70,331	66,949	76,123
Loan	43,958	46,444	48,197	45,612	52,280
Commercial Banks	22,148	24,460	27,283	27,431	29,657
Nonbank Financial Institutions	6,110	7,063	5,673	3,371	3,597
Non-monetary Institutions	2,982	3,986	4,288	3,942	4,481
Off-shore Banks	1,010	990	1,203	731	1,059
Private Investment and Development Banks	20	21	18	3	3
Dresdner	11,681	9,916	9,724	10,110	13,476
NGTA	8	8	8	8	8
Bond Issue	14,034	16,738	22,134	21,334	23,843

(1)	Provisional
(2)	Monitored by the Central Bank.
(3)	T. Development Bank, T. Eximbank.
(4)	Since October 1, 2001, the Central Bank has monitored private sector debt. Term debt figures have been revised by the Central Bank.

Sources: UT, Central Bank.

     The following table presents the breakdown of currency composition of Turkey’s outstanding public and private external debt at the end of the periods indicated:

Table No. 47 — Currency Composition of Outstanding External Debt(1)

	1998	1999	2000	2001	2002(1)

	(percentage of total)
USD	48.39	52.71	54.69	51.29	46.97
DEM	35.18	26.78	19.35	3.17	0.48
EUR/ECU	1.54	6.98	12.40	25.37	30.14
SDR	0.41	0.87	3.50	14.48	16.74
CHF	1.25	0.93	0.65	0.51	0.63
GBP	0.85	0.78	0.68	0.58	0.55
JPY	8.31	7.78	6.22	4.05	4.01
FRF	1.43	1.15	0.85	0.06	0.01
NLG	1.00	0.69	0.54	0.01	0.01
Other	1.64	1.32	1.12	0.58	0.46

Total	100.00	100.00	100.00	100.00	100.00

(1)	Provisional

Sources: UT, Central Bank.

     In February 1998, Turkey issued a DM1,000 million Eurobond and a $400 million Eurobond that was increased to $500 million in April 1998. In April 1998, Turkey issued a step-down structured DM1,000 bond, and in May 1998, a $300 million bond. In November 1998, Turkey issued a DM600 million bond that was increased to DM1,000 million in December 1998. Turkey also issued a 10 year $200 million bond with a put option in December 1998.

     In February 1999, Turkey issued a DM750 million Eurobond, which was increased to DM850 million in March 1999. In March 1999, Turkey issued a EURO500 million Eurobond, which was increased to EURO800 million in April 1999 and EURO1 billion in May 1999. In April 1999, Turkey increased the amount of the 10-year U.S. global bond issued in December 1998 to $400 million, which was further increased to $600 million in September 1999. In June 1999, Turkey issued a $500 million global bond, which was increased to $750 million in December 1999. In August 1999, Turkey issued a EURO400 million Eurobond. In November 1999, Turkey issued a $500 million global bond and a EURO500 million Eurobond, which was increased to a EURO750 million in December 1999. In December 1999, Turkey also issued a EURO600 million Eurobond.

     On January 10, 2000, Turkey issued $1.5 billion of global bonds with a maturity of 30 years and 11.875% interest. On January 26, 2000, Turkey issued EURO750 million of Eurobonds with a maturity of 10 years and 9.25% interest, which was increased to EURO1 billion on February 8, 2000. Turkey issued Yen 35 billion of Samurai bonds, with a maturity of three years and 3.5% interest, on February 18, 2000. On March 30, 2000, Turkey issued EURO600 million Eurobonds, with a maturity of five years and 7.75% interest, and, on June 2, 2000, Turkey issued EURO500 million Euro-FRN (floating rate notes), with a maturity of three years and three months and Euribor plus 200 bps interest. On June 8, 2000, Turkey issued $750 million of global bonds, with a maturity of 10 years and 11.75% interest. Turkey launched Yen 55 billion of Samurai bonds, with a maturity of four years and 3.25% interest, on June 15, 2000. On July 13, 2000, Turkey issued EURO533,062,178 of Eurobonds, with a maturity of seven years and 8.125% interest (which are intended to be fungible with an outstanding issue of DM 1.5 billion originally launched in October 1997), which was increased to EURO733,062,178 on September 1, 2000. Turkey launched a $500 million reopening on July 19, 2000 of $500 million global bonds originally issued on June 18, 1999, with a maturity of 10 years and 12.375% interest, which was further increased to $750 million on December 8, 1999. In addition, Turkey launched a $750 million reopening on September 12, 2000 of $750 million global bonds issued on June 8, 2000, with a maturity of 10 years and 11.75% interest. Turkey issued Yen 50 billion of Samurai bonds, with a maturity of three years and 3% interest, on November 2, 2000. Turkey issued a $1 billion of Syndicated Loan, with a maturity of six months and Libor plus 1% interest, on December 20, 2000.

     On February 12, 2001, Turkey issued EURO500 million of Eurobonds, with a maturity of three years and an 8.25% interest rate, which was increased to Euro 750 million on February 19, 2001. Turkey issued EURO500 million of Eurobonds on November 7, 2001, with a maturity of three and one quarter years and an 11% interest rate, which was increased to Euro 800 million on December 12, 2001. Turkey issued $500 million of global notes on November 27, 2001 with a maturity of five years and an 11.375% interest rate, which was increased to $750 million on December 20, 2001.

     In 2002, Turkey issued or launched the following:

•	$600 million principal amount of 111/2% Notes due on January 22, 2002, with a maturity of 10 years and 1 day and an 111/2% interest rate, which was increased to $1 billion on December 9, 2002.

•	$250 million of global notes on February 19, 2002, which notes mature on November 27, 2006 and have an 11.375% interest rate.

•	$600 million of global notes on March 19, 2002, with a maturity of 6 years and a 9.875% interest rate.

•	Euro $750,000,000 of global notes on May 8, 2002, with a maturity of 5 years and a 9.750% interest rate.

•	$500 million of global notes on November 13, 2002, which notes mature on January 13, 2008 and have a 10.50% interest rate, which was increased to $750 million on November 26, 2002.

     The following tables present the relationship of Turkey’s public and private external debt to other financial indicators for, or at the end of, the periods indicated:

Table No. 48 — Debt Ratios

	1998	1999	2000	2001	2002

	(percentages)
T. External Debt/GNP	45.48	53.95	59.30	76.89	73.13
Public Sector/GNP	24.51	27.61	30.59	47.26	47.48
Private Sector/GNP	11.17	14.34	14.56	18.76	17.22
T. External Debt/T.FX Revenues(1)	165.26	205.36	215.38	215.54	241.13
T. External Debt/T.FX Revenues(2)	154.05	194.73	201.17	200.67	221.37
T. External Debt/Exports (FOB)(1)	357.46	387.24	427.31	363.66	374.98
T. External Debt/Exports (FOB)(2)	308.84	351.18	374.79	323.24	329.28
External Debt Service/GNP	7.79	9.60	10.96	16.61	15.94
Ext. Debt Service/T.FX Revenues(1)	28.30	36.52	39.81	46.58	52.57
Ext. Debt Service/T.FX Revenues(2)	26.38	34.63	37.18	43.36	48.26
Ext. Debt Service/Exports (FOB) (1)	61.22	68.89	78.98	78.58	81.75
Ext. Debt Service/Exports (FOB) (2)	52.89	62.46	69.27	69.85	71.78
Interest/GNP	2.27	2.86	3.15	4.81	3.56
Interest/Exports(1)	17.88	20.50	22.68	22.77	18.24
Interest/Exports (FOB)(2)	15.45	18.58	19.89	20.24	16.02
Int’l Reserves (net)/Total Ext. Debt	21.50	23.48	19.51	17.38	21.34
Int’l Reserves (net)/Short-term Debt	99.77	105.50	81.81	121.91	185.23
Int’l Reserves (gross)/Total Ext. Debt	20.45	22.51	18.68	16.49	20.38
Int’l Reserves (gross)/Short-term Debt	94.93	101.12	78.34	115.68	176.88
TCMB Reserves (gross)/Import (FOB)	43.40	58.28	41.03	47.27	55.22

	1998	1999	2000	2001	2002

	(percentages)
TCMB Reserves (net)/Import (FOB)	45.61	60.81	42.84	49.81	57.83
Current Account Balance/TCMB Reserves (gross)	10.06	-5.87	-44.29	18.04	-6.67
Current Account Balance/TCMB Reserves (net)	9.57	-5.62	-42.41	17.12	-6.37
Current Account Balance/GNP	0.94	-0.71	-4.91	2.29	-0.99

(1)	Excluding shuttle trade and transit trade.

(2)	Including shuttle trade and transit trade.

Sources: UT, Central Bank, SIS.

Table No. 49 — External Debt Service

	1998	1999	2000	2001	2002(1)

	(in millions of U.S. dollars)
Total External Debt Service	16,513	18,316	21,937	24,623	28,632

Principal(2)	11,690	12,866	15,638	17,489	22,232
Interest	4,823	5,450	6,299	7,134	6,400

(1)	Provisional

(2)	Repayments through bond issues are included.

Source: Central Bank.

     The aggregate amount of scheduled repayment of principal and interest on the medium- and long-term external public and private debt of Turkey (disbursed and undisbursed) is set forth below for the periods indicated:

Table No. 50 — Medium and Long-Term External Debt Service(1)

	Principal	Interest	Total

	(in millions of U.S. dollars)
2003
Private Sector	12,383	1,751	14,134
Public Sector	10,352	4,221	14,572

Total	22,735	5,972	28,706

2004
Private Sector	6,464	1,203	7,667
Public Sector	16,198	3,693	19,891

Total	22,662	4,896	27,558

2005
Private Sector	4,086	721	4,807
Public Sector	16,769	2,849	19,618

Total	20,855	3,570	24,425

2006
Private Sector	2,332	510	2,842
Public Sector	9,631	2,159	11,790

Total	11,963	2,669	14,632

2007
Private Sector	2,303	424	2,727
Public Sector	7,030	1,731	8,761

	Principal	Interest	Total

	(in millions of U.S. dollars)
Total	9,333	2,155	11,488

2008
Private Sector	1,186	319	1,505
Public Sector	5,148	1,281	6,430

Total	6,334	1,600	7,935

2009+
Private Sector	2,220	707	2,927
Public Sector	21,050	6,453	27,504

Total	23,270	7,160	30,431

(1)	Provisional; excluding Dresdner Bank Program Accounts repayment; cross rates based on December 31, 2002.

Source: UT.

     The following table presents the total external public debt of Turkey issued between January 1, 1998 and December 31, 2002:

Table No. 51 — External Debt of Turkey

Consolidated Budget issued between January 1, 1998 and December 31, 2002

External			Debts
Financing			Outstanding and	Maturity		Interest
Number	Agreement Date	Currency	Disbursed	(Year)	Interest Type	Rate/Margin

Bond
Monetary institutions
13,990	2/3/1998	DEM	0	5.01		7.25
36,619	2/3/1998	EUR	535,526,112	5.01		7.25
14,254	2/23/1998	USD	494,748,736	7		9.875
15,352	4/15/1998	DEM	0	8.01		10.5
37,340	4/15/1998	EUR	540,846,548	8.01		7
18,749	11/26/1998	DEM	0	3.01		9.5
10,767	12/10/1998	USD	599,631,814	5.01		12
10,263	2/15/1999	DEM	0	4.01		9.25
36,760	2/15/1999	EUR	455,253,528	4.01		9.25
10,682	3/12/1999	EUR	1,051,034,041	5.01		9.5
11,223	6/15/1999	USD	1,282,247,938	10		12.375
11,476	8/23/1999	EUR	419,993,948	6.01		9.625
29,618	10/22/1999	EUR	1,561,163,437	8		8.125
12,288	10/29/1999	USD	499,255,173	5.02		11.875
12,469	12/15/1999	EUR	0	3.01		7.75
13,301	1/10/2000	USD	1,494,554,100	30.01		11.875
13,604	2/8/2000	EUR	1,036,495,254	10		9.25
14,497	4/12/2000	EUR	622,614,714	5.01		7.75
15,988	6/8/2000	USD	1,538,379,471	10.02		11.75
15,846	6/9/2000	EUR	520,505,119	3.01	EURIBOR 3 MONTH	2
16,681	6/16/2000	JPY	461,099,932	4.08		3.25
29,999	11/6/2000	JPY	419,181,757	3.06		3
31,496	2/12/2001	EUR	776,676,558	3.01		8.25
35,899	11/5/2001	EUR	837,784,273	3.26		11

External			Debts
Financing			Outstanding and	Maturity		Interest
Number	Agreement Date	Currency	Disbursed	(Year)	Interest Type	Rate/Margin

36,039	11/19/2001	USD	1,016,932,008	5.02		11.375
36,439	1/15/2002	USD	1,028,924,857	10.02		11.5
37,119	3/12/2002	USD	593,925,193	6.02		9.875
37,459	5/7/2002	EUR	777,194,595	5		9.75
38,506	11/7/2002	USD	751,767,916	5.18		10.5
Non-monetary institutions
15,790	5/8/1998	USD	299,718,814	5.01		8.875
12,367	11/26/1999	EUR	780,738,415	7.01		9.625
14,001	2/21/2000	JPY	293,427,230	3.08		3.5
Loan
Governmental organizations
19,747	2/27/1998	FRF	1,310,779	31.09		0.6
15,509	3/26/1998	JPY	17,157,553	11.73		2.5
19,564	12/11/1998	DEM	0	30.05		2
36,941	12/11/1998	EUR	38,770,101	30.05		2
20,138	12/17/1998	DEM	0	2.6	AKA FLOATING PLAFOND RATE	0.25
20,139	12/17/1998	DEM	0	10.1	AKA FLOATING PLAFOND RATE	0.25
36,359	12/17/1998	EUR	134,376,197	10.1	AKA FLOATING PLAFOND RATE	0.25
36,379	12/17/1998	EUR	134,376,198	10.1	AKA FLOATING PLAFOND RATE	0.25
20,110	12/22/1998	DEM	4,986,125	5	EURIBOR 6 MONTH	2.1
10,794	1/19/1999	JPY	2,390,035	5.34		2.1
10,986	3/24/1999	DEM	0	2.51	LIBOR 6 Month DEM	2.1
37,099	3/24/1999	EUR	9,287,484	4	LIBOR 6 Month DEM	2.1
10,756	4/6/1999	USD	9,998,010	17.61	LIBOR 6 Month USD	1
11,909	5/28/1999	DEM	0	30.09		2
36,940	5/28/1999	EUR	13,082,582	30.09		2
11,838	7/14/1999	USD	11,119,194	11.23		5.78
12,303	8/25/1999	JPY	13,929,317	12.9		2.3
13,473	9/17/1999	JPY	7,206,936	40.01		0.75
13,822	9/17/1999	JPY	0	25.01		2.2
25,695	9/17/1999	JPY	911,889	40.01		0.75
23,369	9/27/1999	JPY	2,879,862	5.56		2.2
23,587	9/27/1999	JPY	7,257,623	5.73		2
23,625	9/28/1999	EUR	4,373,479	5.67	EURIBOR 6 MONTH	0.7
23,626	9/28/1999	EUR	3,224,557	5	EURIBOR 6 MONTH	2
23,627	9/28/1999	EUR	890,679	5	EURIBOR 6 MONTH	2
24,685	9/28/1999	EUR	301,527	5.18	EURIBOR 6 MONTH	2
24,686	9/28/1999	EUR	1,661,195	5.75	EURIBOR 6 MONTH	0.7
24,688	9/28/1999	EUR	537,775	5.18	EURIBOR 6 MONTH	2
24,689	9/28/1999	EUR	11,391,943	5.18	EURIBOR 6 MONTH	2
12,372	11/11/1999	DEM	0	30.13		2
36,939	11/11/1999	EUR	7,022,581	30.13		2
12,461	11/26/1999	EUR	8,024,940	17	EURIBOR 6 MONTH	1
10,804	11/30/1999	USD	6,327,854	13.38		1.2

External			Debts
Financing			Outstanding and	Maturity		Interest
Number	Agreement Date	Currency	Disbursed	(Year)	Interest Type	Rate/Margin

24,687	12/1/1999	EUR	2,664,384	5.5	EURIBOR 6 MONTH	0.7
13,538	12/17/1999	JPY	306,355,365	16.74		2.3
13,371	12/22/1999	KWD	61,829,930	19.86		4.5
13,608	12/22/1999	JPY	197,853,789	25		2.2
15,980	1/17/2000	EUR	3,478,379	52.95		0.2
15,981	1/17/2000	EUR	54,165	29.54		0.2
13,665	1/27/2000	EUR	3,151,118	5.93	EURIBOR 6 MONTH	2.5
13,864	1/27/2000	JPY	10,190,479	5.73		2.2
14,073	2/14/2000	JPY	9,287,432	7.96		2
26,796	2/15/2000	JPY	5,632,440	5.9		2.2
14,326	3/28/2000	JPY	159,905,928	10.5	Japan Prime Rate	0.2
27,595	6/23/2000	EUR	27,709,155	6.15	EURIBOR 6 MONTH	2
30,117	10/19/2000	USD	7,950,715	7.36		7.06
30,237	10/23/2000	JPY	7,073,101	5.61		3.47
30,247	10/23/2000	JPY	10,634,620	5.83		3.47
30,899	10/31/2000	USD	7,687,039	17.39	LIBOR 6 Month USD	0.95
31,819	1/30/2001	SAR	4,982,684	24.71		2
31,950	2/19/2001	KWD	31,121,959	25.2		2
32,019	2/28/2001	DEM	0	29.84		2
37,879	2/28/2001	EUR	2,938,412	29.84		2
33,674	5/4/2001	DEM	0	30.15		2
33,675	5/4/2001	DEM	0	30.65		2
37,439	5/4/2001	EUR	2,243,317	30.15		2
37,878	5/4/2001	EUR	2,463,693	30.65		2
34,337	6/13/2001	USD	545,374	5.67		5.42
34,370	6/13/2001	USD	3,846,078	5	LIBOR 6 Month USD	1.65
35,699	9/12/2001	EUR	410,467	5	EURIBOR 6 MONTH	1.9
35,700	9/12/2001	EUR	959,161	5.55		5.37
35,701	9/12/2001	EUR	827,440	5.05	EURIBOR 6 MONTH	1.9
35,711	9/12/2001	EUR	3,265,478	5.05	EURIBOR 6 MONTH	1.9
35,859	9/12/2001	EUR	287,748	5	EURIBOR 6 MONTH	1.9
35,860	9/12/2001	EUR	1,434,279	5.55		5.37
36,099	11/8/2001	DEM	0	30.14		2
37,877	11/8/2001	EUR	0	30.14		2
36,783	1/25/2002	JPY	6,543,085	5.16		3.94
36,786	1/25/2002	JPY	4,359,008	6.42		3.94
38,078	7/4/2002	EUR	0	29.99		2
38,079	7/4/2002	EUR	0	30.49		2
38,082	7/4/2002	EUR	0	30.49		2
38,077	7/5/2002	JPY	0	40.04		0.0095
38,655	12/18/2002	EUR	0	30.03		2
Monetary institutions
13,929	1/16/1998	USD	0	3	LIBOR 6 Month USD	1.7
13,930	1/16/1998	USD	0	3	LIBOR 6 Month USD	1.7
15,086	1/19/1998	USD	8,750,883	8.6	LIBOR 6 Month USD	0.3
17,732	3/31/1998	USD	7,348,900	5.66	LIBOR 6 Month USD	1.9
17,733	3/31/1998	USD	15,470,783	13.66		6.53

External			Debts
Financing			Outstanding and	Maturity		Interest
Number	Agreement Date	Currency	Disbursed	(Year)	Interest Type	Rate/Margin

					LIBOR 6 Month USD
16,788	5/28/1998	USD	38,069,838	12.22	ISDA PAGE	0.3
					LIBOR 6 Month USD
16,407	6/8/1998	USD	20,857,142	5	ISDA PAGE	2.25
16,787	6/24/1998	USD	1,736,476	7.77		6.94
16,790	6/24/1998	USD	304,830	7.77	United States Prime Rate	1
17,606	7/17/1998	USD	0	3.66	LIBOR 6 Month USD	1.7
17,565	8/7/1998	USD	20,579,917	5	LIBOR 6 Month USD	2.25
					LIBOR 6 Month USD
17,790	8/28/1998	USD	28,571,428	5	ISDA PAGE	2.25
					LIBOR 6 Month USD
17,797	9/4/1998	USD	5,714,285	5	ISDA PAGE	2.25
17,814	9/4/1998	USD	5,714,285	5	LIBOR 6 Month USD	2.25
18,937	9/18/1998	USD	7,259,333	14.74		6.36
19,443	9/30/1998	DEM	0	3.17	FIBOR 6 Month DEM	0.9
19,444	9/30/1998	DEM	0	4.75	FIBOR 6 Month DEM	0.9
19,445	9/30/1998	DEM	0	2.97	FIBOR 6 Month DEM	1.75
36,308	9/30/1998	EUR	7,960,484	8.58	FIBOR 6 Month DEM	0.9
36,479	9/30/1998	EUR	2,847,156	4.85	FIBOR 6 Month DEM	1.75
36,519	9/30/1998	EUR	6,735,875	10.17	FIBOR 6 Month DEM	0.9
19,423	11/3/1998	USD	21,428,571	5	LIBOR 6 Month USD	2.25
19,507	11/4/1998	USD	1,888,788	4.45	LIBOR 6 Month USD	0.3
19,508	11/4/1998	USD	0	3	LIBOR 6 Month USD	1.4
19,562	11/26/1998	USD	8,055,238	4	LIBOR 6 Month USD	1.875
9,793	12/3/1998	USD	2,771,428	5	LIBOR 6 Month USD	2.25
					LIBOR 6 Month USD
19,563	12/4/1998	USD	11,428,571	5	ISDA PAGE	2.25
19,623	12/14/1998	FRF	0	4.02	PIBOR 6 Month FRF	2
19,637	12/14/1998	FRF	69,612,625	5.14		5.49
					LIBOR 6 Month USD
10,352	12/24/1998	USD	6,529,500	5.51	ISDA PAGE	1.1
					LIBOR 6 Month USD
10,353	12/24/1998	USD	7,382,215	5.23	ISDA PAGE	0.1
10,766	12/25/1998	USD	7,800,370	10.97	LIBOR 6 Month USD	0.25
					LIBOR 6 Month USD
10,120	1/11/1999	USD	475,380	5.26	ISDA PAGE	1.75
10,204	1/11/1999	BEF	0	2.67		5.21
36,919	1/11/1999	EUR	3,734,977	8.17		5.21
					LIBOR 1 Year JPY
10,793	1/19/1999	JPY	421,774	5.34	ISDA PAGE	1.5
10,748	2/1/1999	USD	23,014,235	5	LIBOR 6 Month USD	2.25
10,786	2/18/1999	EUR	823,081	5	EURIBOR 6 MONTH	1.6
10,787	2/18/1999	EUR	5,817,641	5.57		4.98
					ISDA PAGE
10,759	2/24/1999	USD	49,889,200	7.17	ISDA PAGE	1.625
10,778	3/16/1999	USD	4,285,714	5.59	LIBOR 6 Month USD	2.25
10,906	3/22/1999	USD	23,189,819	12.04		5.46
10,987	3/24/1999	ATS	0	17.75		6.9
10,988	3/24/1999	ATS	0	17.75		6.9

External			Debts
Financing			Outstanding and	Maturity		Interest
Number	Agreement Date	Currency	Disbursed	(Year)	Interest Type	Rate/Margin

10,991	3/24/1999	USD	20,499,999	4.5	LIBOR 6 Month USD	2.15
10,992	3/24/1999	USD	15,635,405	6.5	LIBOR 6 Month USD	2.25
10,993	3/24/1999	USD	7,800,000	4	LIBOR 6 Month USD	2.1
10,994	3/24/1999	USD	27,000,000	4.5	TIBOR 6 Month USD	2.15
36,200	3/24/1999	EUR	79,489,109	17.75		6.9
36,201	3/24/1999	EUR	62,837,832	17.75		6.9
					LIBOR 6 Month USD
11,061	4/16/1999	USD	12,857,142	5	ISDA PAGE	2.25
11,141	5/26/1999	JPY	6,818,441	15.09		1.9
11,145	5/26/1999	JPY	584,859	4.25	LIBOR 6 Month JPY	1.975
12,023	6/4/1999	USD	8,431,808	31.49		0.8
11,237	6/24/1999	USD	391,502,188	11.23	LIBOR 6 Month USD	0.75
11,238	6/24/1999	USD	17,862,315	4.73	LIBOR 6 Month USD	0.75
11,900	6/28/1999	DEM	3,365,767	6.7	EURIBOR 6 MONTH	0.75
22,943	6/28/1999	DEM	436,378	5	EURIBOR 6 MONTH	2
23,450	6/28/1999	USD	8,384,822	11.5		7.2
23,451	6/28/1999	NLG	2,734,233	11.5		5.7
23,452	6/28/1999	USD	792,682	5		7.6
23,453	6/28/1999	NLG	258,488	5		5.6
12,173	8/25/1999	JPY	9,031,226	10.17	LIBOR 6 Month JPY	2
22,944	9/7/1999	JPY	7,916,234	5.18	TIBOR 6 Month JPY	2
23,630	9/8/1999	DEM	399,272	5.01	EURIBOR 6 MONTH	2.25
12,356	9/13/1999	USD	939,851	5	LIBOR 6 Month USD	2.25
					LIBOR 6 Month USD
11,903	9/24/1999	USD	5,296,457	5	ISDA PAGE	2.25
23,324	9/24/1999	USD	10,395,523	8.97		6.64
23,325	9/24/1999	USD	11,810,348	9.22		7.2
12,714	10/11/1999	USD	25,714,285	5	LIBOR 6 Month USD	2.25
23,586	10/22/1999	JPY	1,280,757	5	LIBOR 6 Month JPY	2
23,629	10/27/1999	DEM	1,979,727	1.01	EURIBOR 6 MONTH	0.7
24,178	10/27/1999	USD	67,295,401	11.38	LIBOR 6 Month USD	0.2
24,177	11/8/1999	USD	53,558,582	5.59	LIBOR 6 Month USD	1.5
24,172	11/19/1999	USD	47,771,428	5	LIBOR 6 Month USD	2.25
24,171	11/30/1999	USD	13,964,867	5.34	LIBOR 6 Month USD	0.75
24,175	12/1/1999	USD	5,436,025	5.14	LIBOR 6 Month USD	2.25
24,176	12/1/1999	USD	0	14.34		7.15
					LIBOR 6 Month USD
13,236	12/8/1999	USD	9,294,111	5	ISDA PAGE	2.15
13,478	12/10/1999	USD	15,428,571	5	LIBOR 6 Month USD	2.25
24,173	12/16/1999	USD	24,571,428	5	LIBOR 6 Month USD	2.25
24,174	12/16/1999	USD	91,428,571	5	LIBOR 6 Month USD	2.25
13,063	12/17/1999	USD	75,163,897	5	LIBOR 6 Month USD	2.25
14,131	12/17/1999	USD	17,142,857	5	LIBOR 6 Month USD	2.25
14,077	12/20/1999	CHF	2,059,895	6.19	SWISS EXPORT BASE RATE 5 YEAR	0.75
14,078	12/20/1999	CHF	405,471	5.03	SWISS EXPORT BASE RATE 5 YEAR	2.25
					LIBOR 6 Month USD
13,710	12/22/1999	USD	3,495,078	6.07	ISDA PAGE	0.25

External			Debts
Financing			Outstanding and	Maturity		Interest
Number	Agreement Date	Currency	Disbursed	(Year)	Interest Type	Rate/Margin

					LIBOR 6 Month USD
13,716	12/22/1999	USD	2,054,792	5	ISDA PAGE	2.25
13,995	12/27/1999	USD	25,714,285	5	LIBOR 6 Month USD	2.25
13,994	1/4/2000	USD	22,857,142	5	LIBOR 6 Month USD	2.25
14,354	2/17/2000	USD	35,714,285	5.01	LIBOR 6 Month USD	2.25
26,533	3/10/2000	GBP	7,545,522	6.64		5.95
26,734	3/10/2000	GBP	13,197,597	6.48	LIBOR 6 Month GBP	1.25
14,371	3/23/2000	USD	35,714,285	5	LIBOR 6 Month USD	2.25
15,354	4/7/2000	USD	2,567,670	5.56	LIBOR 6 Month USD	2.125
15,356					LIBOR 6 Month USD
15,356	4/7/2000	USD	3,221,076	6.06	ISDA PAGE	0.7
14,600	4/12/2000	USD	37,705,175	5	LIBOR 6 Month USD	2.25
15,362	5/5/2000	USD	32,142,857	5.01	LIBOR 6 Month USD	1.75
27,412	5/5/2000	USD	27,661,428	5.01	LIBOR 6 Month USD	1.75
15,983	6/8/2000	USD	877,572	5.06	LIBOR 1 Year USD	0.875
28,552	6/15/2000	CHF	3,455,084	3.87	LIBOR 6 Month CHF	0.75
28,557	6/15/2000	CHF	1,371,612	5	LIBOR 6 Month CHF	1.75
29,189	7/28/2000	USD	17,142,857	5	LIBOR 6 Month USD	1.75
29,191	7/28/2000	USD	39,771,428	5	LIBOR 6 Month USD	1.75
29,192	7/28/2000	USD	38,571,428	5	LIBOR 6 Month USD	1.75
29,193	7/28/2000	USD	17,142,857	5	LIBOR 6 Month USD	1.75
29,323	7/28/2000	USD	55,785,281	6	LIBOR 6 Month USD	2.25
28,558	7/31/2000	USD	17,142,857	5	LIBOR 6 Month USD	1.75
29,194	8/1/2000	USD	12,857,142	5	LIBOR 6 Month USD	1.75
29,187	8/29/2000	USD	23,142,857	5	LIBOR 6 Month USD	1.75
29,529	10/5/2000	USD	104,077,678	5.01	LIBOR 6 Month USD	1.75
29,691	10/11/2000	USD	29,142,857	5	LIBOR 6 Month USD	1.75
29,692	10/13/2000	USD	175,714,285	5.01	LIBOR 6 Month USD	1.75
30,209	10/13/2000	USD	10,677,605	5.91		7.7
30,210	10/13/2000	EUR	4,014,132	5.85		6.4
30,108	10/19/2000	USD	1,785,722	5.47	LIBOR 1 Month USD	1.25
30,538	11/13/2000	EUR	3,367,676	6	EURIBOR 1 YEAR	1.25
30,539	11/13/2000	EUR	18,899,934	6.57		6.1
30,896	11/24/2000	USD	31,250,000	5	LIBOR 6 Month USD	1.75
30,897	11/24/2000	USD	55,665,195	13.07		7.36
30,898	11/24/2000	USD	10,630,446	13.07	LIBOR 6 Month USD	1.3
					LIBOR 6 Month JPY
30,625	11/28/2000	JPY	3,128,646	4.9	ISDA PAGE	1.625
32,218	12/7/2000	USD	2,293,973	6.27	LIBOR 6 Month USD	0.25
32,222	12/7/2000	USD	1,237,699	6.11	LIBOR 6 Month USD	1.75
30,964	12/12/2000	JPY	8,540,073	5	LIBOR 1 Year JPY	1.75
30,966	12/12/2000	JPY	2,010,749	5	LIBOR 1 Year JPY	1.75
30,852	12/20/2000	USD	0	0.5	LIBOR 3 Month USD	1
33,383	2/9/2001	CHF	0	12.14	LIBOR 6 Month CHF	0.625
33,430	2/9/2001	USD	9,121,478	4.89	LIBOR 6 Month USD	1.75
32,346	3/1/2001	GBP	4,012,082	7.08		7.01
32,347	3/1/2001	GBP	2,103,447	5.01	LIBOR 6 Month GBP	1.75
32,377	3/26/2001	USD	460,500	5.09	LIBOR 6 Month USD	1.75

External			Debts
Financing			Outstanding and	Maturity		Interest
Number	Agreement Date	Currency	Disbursed	(Year)	Interest Type	Rate/Margin

32,378	3/26/2001	USD	2,609,500	6.76	LIBOR 1 Year USD	0.625
32,723	3/30/2001	USD	6,238,306	5.49	LIBOR 6 Month USD	0.25
32,733	3/30/2001	USD	1,287,405	5	LIBOR 6 Month USD	1.75
34,393	4/9/2001	USD	189,079,000	6	LIBOR 6 Month USD	2.25
33,377	4/17/2001	DEM	1,133,329	4.5	EURIBOR 6 MONTH	1
33,378	4/17/2001	DEM	0	6		5.33
36,559	4/17/2001	EUR	5,709,040	6		5.33
34,574	4/20/2001	USD	629,997	5	LIBOR 6 Month USD	1.75
34,575	4/20/2001	USD	4,589,978	5.9	LIBOR 6 Month USD	1
33,609	4/30/2001	EUR	3,626,286	35.54		0.3
33,522	5/9/2001	USD	50,000,000	5.01	LIBOR 6 Month USD	1.75
34,278	5/31/2001	EUR	3,784,882	5	EURIBOR 6 MONTH	1.75
34,279	5/31/2001	USD	37,595,000	5	LIBOR 6 Month USD	1.75
34,281	6/1/2001	EUR	9,415,994	11.5		5.22
34,282	6/1/2001	EUR	8,755,909	13		5.22
33,614	6/4/2001	USD	95,000,000	5	LIBOR 6 Month USD	1.75
34,280	6/6/2001	EUR	8,349,593	31.39		0.3
34,335	6/12/2001	USD	0	6.68	LIBOR 6 Month USD	0.25
34,933	6/14/2001	USD	10,000,000	5.01	LIBOR 6 Month USD	1.75
35,939	6/29/2001	USD	265,588	5.46	LIBOR 6 Month USD	1.75
35,940	6/29/2001	USD	239,531	7.46	LIBOR 6 Month USD	0.65
35,941	6/29/2001	USD	1,315,694	7.46	LIBOR 6 Month USD	0.25
35,755	9/28/2001	USD	21,000,000	5.1		6.48
35,756	9/28/2001	USD	23,283,519	5	LIBOR 6 Month USD	1.75
35,959	11/2/2001	USD	15,000,000	5	LIBOR 6 Month USD	1.75
36,139	11/8/2001	USD	24,000,000	5	LIBOR 6 Month USD	1.75
36,079	11/13/2001	USD	40,000,000	5	LIBOR 6 Month USD	1.75
36,500	11/28/2001	USD	18,000,000	5	LIBOR 6 Month USD	1.75
36,499	12/11/2001	USD	29,000,000	5	LIBOR 6 Month USD	1.75
36,381	12/27/2001	USD	10,000,000	5	LIBOR 6 Month USD	1.75
37,019	1/17/2002	EUR	65,232,589	17.2		6.4
37,059	1/17/2002	EUR	4,516,726	6	EURIBOR 6 MONTH	2.1
37,079	1/17/2002	EUR	84,361,256	5	EURIBOR 6 MONTH	1.75
36,719	1/22/2002	USD	20,000,000	4	LIBOR 6 Month USD	1.75
36,784	1/25/2002	JPY	2,200,913	5	TIBOR 6 Month JPY	1.625
36,785	1/25/2002	JPY	1,154,662	5	TIBOR 6 Month JPY	1.625
36,959	2/12/2002	USD	50,000,000	5	LIBOR 6 Month USD	1
37,419	2/15/2002	USD	20,000,000	5	LIBOR 6 Month USD	1.75
37,299	3/18/2002	USD	12,000,000	5	RTRTOP7	1
37,937	3/28/2002	JPY	579,161	15.26	LIBOR 6 Month JPY	0.7
37,938	3/28/2002	JPY	1,737,483	5.01	LIBOR 6 Month JPY	1.75
37,319	4/3/2002	USD	13,200,000	5	LIBOR 6 Month USD	1.75
37,399	4/12/2002	USD	20,000,000	5	LIBOR 6 Month USD	1.75
37,539	4/18/2002	EUR	0	6.2		6.18
37,800	5/3/2002	EUR	0	5	EURIBOR 6 MONTH	1
37,801	5/3/2002	EUR	0	6		4.87
37,853	6/3/2002	USD	12,500,000	5.21	LIBOR 6 Month USD	1.75
37,819	6/6/2002	USD	25,250,000	5	LIBOR 6 Month USD	1.75

External			Debts
Financing			Outstanding and	Maturity		Interest
Number	Agreement Date	Currency	Disbursed	(Year)	Interest Type	Rate/Margin

37,847	6/7/2002	USD	13,000,000	5	LIBOR 6 Month USD	1.75
37,848	6/7/2002	USD	15,000,000	5	LIBOR 6 Month USD	1.75
37,849	6/7/2002	USD	126,000,000	5	LIBOR 6 Month USD	1.75
37,850	6/7/2002	USD	64,500,000	5	LIBOR 6 Month USD	1.75
37,851	6/7/2002	USD	10,000,000	5	LIBOR 6 Month USD	1.75
37,852	6/7/2002	USD	8,000,000	5.01	LIBOR 6 Month USD	1.75
37,898	6/18/2002	EUR	0	6.03	EURIBOR 6 MONTH	0.5
37,957	6/18/2002	EUR	1,990,077	5.28	EURIBOR 6 MONTH	0.5
37,958	6/19/2002	EUR	1,087,070	5	EURIBOR 6 MONTH	1.75
38,388	6/20/2002	USD	0	6.4	LIBOR 6 Month USD	0.25
38,389	6/20/2002	USD	0	5	LIBOR 6 Month USD	1.75
38,017	6/21/2002	USD	33,000,000	5	LIBOR 6 Month USD	1.75
38,018	6/21/2002	USD	53,500,000	5	LIBOR 6 Month USD	1.75
38,019	6/21/2002	USD	33,000,000	5	LIBOR 6 Month USD	1.75
38,243	7/8/2002	USD	0	7.96	LIBOR 6 Month USD	0.4
38,263	7/8/2002	USD	0	5.48	LIBOR 3 Month USD	1.75
38,083	7/18/2002	USD	1,500,000	5	LIBOR 6 Month USD	1.75
38,164	7/23/2002	EUR	432,486	5	EURIBOR 6 MONTH	1.75
38,163	8/2/2002	EUR	0	5.24	EURIBOR 6 MONTH	0.5
38,224	8/7/2002	USD	27,250,000	5	LIBOR 6 Month USD	1.75
38,225	8/7/2002	USD	16,000,000	5	LIBOR 6 Month USD	1.75
38,503	8/7/2002	USD	0	8.02	LIBOR 6 Month USD	0.25
38,504	8/7/2002	USD	0	5.52	LIBOR 6 Month USD	1.75
38,228	8/20/2002	USD	7,400,000	5	LIBOR 6 Month USD	1.75
38,543	8/26/2002	USD	0	4.75	LIBOR 6 Month USD	1.75
38,303	9/5/2002	USD	1,750,000	5	LIBOR 6 Month USD	1.75
38,304	9/5/2002	USD	10,250,000	5	LIBOR 1 Year USD	1.75
38,323	9/10/2002	EUR	210,837	6.23	EURIBOR 6 MONTH	0.5
38,324	9/10/2002	EUR	37,206	5	EURIBOR 6 MONTH	1.75
38,384	9/12/2002	USD	13,000,000	5	LIBOR 6 Month USD	1.75
38,443	10/1/2002	USD	8,250,000	5	LIBOR 6 Month USD	1.75
					LIBOR 6 Month USD
38,444	10/1/2002	USD	7,500,000	5	ISDA PAGE	1.75
38,445	10/1/2002	USD	8,750,000	5	LIBOR 6 Month USD	1.75
38,463	10/4/2002	EUR	0	11.24	EURIBOR 6 MONTH	0.7
38,483	10/4/2002	EUR	0	5	EURIBOR 6 MONTH	1.75
38,423	10/8/2002	USD	0	5	LIBOR 6 Month USD	1.75
38,446	10/8/2002	USD	0	5	LIBOR 6 Month USD	1.75
38,448	10/14/2002	USD	0	5	LIBOR 6 Month USD	1.75
38,505	10/15/2002	USD	0	5.42	LIBOR 6 Month USD	0.0175
38,586	11/27/2002	USD	0	6.06	LIBOR 6 Month USD	0.25
38,587	11/27/2002	USD	0	6	LIBOR 6 Month USD	1.75
38,588	11/27/2002	USD	0	5.25		4.62
38,589	11/27/2002	USD	0	5.25	LIBOR 6 Month USD	0.4
Multilateral organizations
17,920	2/3/1998	USD	9,090,080	13.41		6.5
16,990	6/3/1998	USD	8,993,506	14.58		6.5

External			Debts
Financing			Outstanding and	Maturity		Interest
Number	Agreement Date	Currency	Disbursed	(Year)	Interest Type	Rate/Margin

17,254	6/25/1998	USD	202,995,989	9.22	IBRD - SINGLE CURRENCY LOAN - 6 MONTH USD	0
17,568	7/31/1998	USD	861,838	8.17	IBRD - SINGLE CURRENCY LOAN - 6 MONTH USD	0
17,801	8/28/1998	USD	0	2.84	IBRD LENDING RATE 89	0
17,796	9/11/1998	USD	228,032,957	15.59	IBRD - SINGLE CURRENCY LOAN - 6 MONTH USD	0
20,097	12/4/1998	USD	23,000,000	10.01		5.69
20,136	12/16/1998	USD	24,970,000	10.02		5.53
21,123	12/17/1998	ECU	14,590,800	24.98		2.65
22,303	4/22/1999	EUR	20,844,000	19.91		3
11,356	7/22/1999	USD	45,000,000	10.01		7.02
11,957	8/2/1999	USD	61,701,111	16.95	IBRD - SINGLE CURRENCY LOAN - 6 MONTH USD	0
12,676	10/13/1999	SDR	489,745,740	5.01		2.022884035
12,643	11/23/1999	USD	197,577,177	14.9		6.49
12,644	11/23/1999	USD	252,530,000	11.9		7
24,310	12/16/1999	USD	39,000,000	10		7.36
13,825	2/3/2000	USD	0	15.16		5.5
14,482	2/9/2000	EUR	156,330,000	31.17		6.3
15,771	5/27/2000	USD	384,600,000	14.88	IBRD - SINGLE CURRENCY LOAN - 6 MONTH USD	0
28,239	6/20/2000	EUR	52,110,000	15.49		0.15
28,658	6/21/2000	EUR	44,668,692	14.98		4.776
16,795	7/4/2000	USD	24,332,000	10.01		7.815
28,354	8/3/2000	USD	63,000,000	10.02		7.64
29,934	10/24/2000	USD	50,000,000	10.02		7.18
32,057	11/6/2000	EUR	156,330,000	29.36		6.22
30,356	11/8/2000	USD	181,504	17.15		5.5
30,357	11/8/2000	USD	0	16.65		5.5
30,516	11/8/2000	USD	5,912,897	16.65		5.5
30,490	11/23/2000	USD	50,000,000	10.02		7.17
33,461	12/5/2000	EUR	3,647,700	16.86		5
31,020	12/21/2000	USD	392,778,900	16.82	IBRD - SINGLE CURRENCY LOAN - 6 MONTH USD	0
31,024	12/21/2000	USD	46,138,681	16.82	IBRD - SINGLE CURRENCY LOAN - 6 MONTH USD	0
31,350	1/19/2001	USD	30,000,000	10.02		6.4
32,338	3/23/2001	USD	17,000,000	10.01		5.99
38,184	4/24/2001	USD	266,000,000	5.98	IBRD - SINGLE CURRENCY LOAN - 6 MONTH USD	3.54

External			Debts
Financing			Outstanding and	Maturity		Interest
Number	Agreement Date	Currency	Disbursed	(Year)	Interest Type	Rate/Margin

33,979	6/13/2001	USD	90,000,000	10.02		6.39
34,481	7/12/2001	USD	700,000,000	16.76	IBRD - SINGLE CURRENCY LOAN - 6 MONTH USD	0
34,484	7/12/2001	USD	400,000,000	4.76	IBRD - SINGLE CURRENCY LOAN - 6 MONTH USD	3.54
35,323	7/12/2001	USD	167,368,640	16.76	IBRD - SINGLE CURRENCY LOAN - 6 MONTH USD	0
35,039	8/6/2001	USD	10,000,000	10.01		6.25
35,042	8/6/2001	USD	14,462,000	10.01		6.25
36,002	9/14/2001	USD	110,055,112	15.09	IBRD - SINGLE CURRENCY LOAN - 6 MONTH USD	0
35,960	11/8/2001	USD	11,000,000	10		5.03
37,820	12/14/2001	EUR	0	15.47		4.5
36,779	2/4/2002	SDR	13,451,682,992	6.72		4.35
38,057	2/27/2002	USD	248,709	0	IBRD - SINGLE CURRENCY LOAN - 6 MONTH USD	0.75
37,359	3/25/2002	USD	232,000	9.06	IBRD - SINGLE CURRENCY LOAN - 6 MONTH USD	0
37,301	3/27/2002	USD	3,000,000	10.02		6.36
38,183	4/24/2002	USD	184,000,000	14.98	IBRD - SINGLE CURRENCY LOAN - 6 MONTH USD	0
38,084	7/4/2002	EUR	0	24.78		5.75
38,485	7/26/2002	USD	3,000,000	14.72	IBRD - SINGLE CURRENCY LOAN - 6 MONTH USD	0
38,283	8/2/2002	USD	150,000	18.37	IBRD - SINGLE CURRENCY LOAN - 6 MONTH USD	0.75
38,630	10/3/2002	USD	5,800,000	10.1		4.86
38,631	10/3/2002	USD	36,000,000	10.2		4.54
38,545	10/11/2002	EUR	0	15.05		5.15
38,632	10/21/2002	USD	10,000,000	10.01		4.49
38,633	11/19/2002	USD	1,800,000	10		4.85
38,585	11/26/2002	EUR	0	25		5.15
Non-monetary institutions
11,327	12/16/1998	DEM	0	7.33	LIBOR 6 Month DEM	1.9
36,299	12/16/1998	EUR	5,818,914	7.33	LIBOR 6 Month DEM	1.9
10,995	3/24/1999	USD	15,635,405	6	TIBOR 6 Month USD	2.25
10,996	3/24/1999	USD	5,200,000	4	TIBOR 6 Month USD	2.1
23,368	9/24/1999	JPY	564,678	5.37	TIBOR 6 Month JPY	2
13,369	12/11/1999	USD	3,700,848	5.21	LIBOR 6 Month USD	2.25
					LIBOR 6 Month JPY
13,866	1/14/2000	JPY	16,984,174	10	ISDA PAGE	0.5
26,795	2/9/2000	JPY	1,217,094	5.66	TIBOR 6 Month JPY	0.5
14,092	2/14/2000	USD	2,194,870	6.45	LIBOR 6 Month USD	2.25
14,094	2/14/2000	JPY	823,456	6.45	LIBOR 6 Month JPY	2
36,119	9/28/2001	USD	54,000,000	5	RTRTOP7	1.75

Table No. 52 – External Debt of Turkey issued between January 1, 1998 and December 31, 2002 Public guaranteed

External			Debts
Financing	AGREEMENT		Outstanding and	Maturity		Interest Rate
Number	DATE	CURRENCY	Disbursed	(Year)	Interest Type	/ Margin

Loan
Governmental organizations
					LIBOR 6 Month DEM
16,485	6/9/1998	DEM	0	7.58	ISDA PAGE	7.58
					LIBOR 6 Month DEM
16,486	6/9/1998	DEM	0	3.56	ISDA PAGE	3.56
					LIBOR 6 Month EURO
37,559	6/9/1998	EUR	38,987,868	7.58	ISDA PAGE	7.58
					LIBOR 6 Month DEM
37,560	6/9/1998	EUR	18,115,009	7.56	ISDA PAGE	7.56
17,947	9/25/1998	USD	18,509,554	9.83	LIBOR 6 Month USD	9.83
18,135	9/25/1998	USD	17,027,080	9.47	LIBOR 6 Month USD	9.47
12,075	6/11/1999	USD	3,313,265	5.12		5.12
11,304	7/12/1999	JPY	46,353,658	11.01	Japan Prime Rate	11.01
12,844	12/15/1999	USD	107,014,159	16.33		16.33
12,859	12/15/1999	USD	21,209,499	5.44	LIBOR 6 Month USD	5.44
					AKA FLOATING
13,244	12/15/1999	EUR	65,486,766	16.17	PLAFOND RATE	16.17
34,479	6/20/2001	USD	15,470,000	7		7
34,480	6/20/2001	USD	1,632,050	6	LIBOR 6 Month USD	6
36,261	12/14/2001	USD	20,401,723	19.54	LIBOR 6 Month USD	19.54
Monetary institutions
14,225	2/13/1998	USD	8,141,094	6.71	LIBOR 6 Month USD	6.71
17,138	3/13/1998	USD	1,309,074	5.52	LIBOR 6 Month USD	5.52
17,139	3/13/1998	USD	230,994	5.33	LIBOR 6 Month USD	5.33
15,633	4/24/1998	USD	0	3	LIBOR 6 Month USD	3
15,832	5/5/1998	USD	13,961,060	11	LIBOR 6 Month USD	11
15,833	5/5/1998	USD	0	4	LIBOR 3 Month USD	4
16,240	5/15/1998	USD	2,500,000	5	LIBOR 6 Month USD	5
16,439	5/29/1998	USD	84,965,122	12.82	LIBOR 6 Month USD	12.82
					LIBOR 1 Month DEM
16,482	6/9/1998	DEM	0	12.5	ISDA PAGE	12.5
16,483	6/9/1998	DEM	0	3.51	LIBOR 6 Month DEM	3.51
16,484	6/9/1998	DEM	0	3.51	LIBOR 6 Month DEM	3.51
					LIBOR 1 Month DEM
37,579	6/9/1998	EUR	21,106,559	14.06	ISDA PAGE	14.06
37,600	6/9/1998	EUR	4,574,218	5	LIBOR 6 Month DEM	5

External			Debts
Financing	AGREEMENT		Outstanding and	Maturity		Interest Rate
Number	DATE	CURRENCY	Disbursed	(Year)	Interest Type	/ Margin

37,619	6/9/1998	EUR	2,648,236	5	LIBOR 6 Month DEM	5
17,008	6/24/1998	USD	93,585	4.5	LIBOR 6 Month USD	4.5
17,255	7/14/1998	DEM	0	2.97	FIBOR 6 Month DEM	2.97
17,256	7/14/1998	DEM	0	4	FIBOR 6 Month DEM	4
17,257	7/14/1998	DEM	0	2.97	FIBOR 6 Month DEM	2.97
36,219	7/14/1998	EUR	4,266,512	6.97	FIBOR 6 Month DEM	6.97
36,221	7/14/1998	EUR	6,910,865	6.97	FIBOR 6 Month DEM	6.97
36,279	7/14/1998	EUR	0	4	FIBOR 6 Month DEM	4
10,647	8/4/1998	USD	0	1		1
17,946	9/25/1998	USD	5,071,399	5	LIBOR 6 Month USD	5
17,948	9/25/1998	USD	30,584,926	9.83	LIBOR 6 Month USD	9.83
18,023	9/25/1998	NLG	10,134,533	11.76		11.76
18,210	10/1/1998	USD	12,390,392	12.03	LIBOR 3 Month USD	12.03
18,214	10/1/1998	USD	89,823,479	12.03	LIBOR 3 Month USD	12.03
18,215	10/1/1998	USD	6,238,579	10.03	LIBOR 3 Month USD	10.03
18,216	10/1/1998	USD	45,226,242	12.03	LIBOR 3 Month USD	12.03
18,648	10/20/1998	USD	33,625,001	6.15	LIBOR 6 Month USD	6.15
18,649	10/20/1998	USD	0	4	LIBOR 6 Month USD	4
18,650	10/20/1998	USD	9,602,803	9.6		9.6
10,659	2/26/1999	USD	9,951,331	5	LIBOR 6 Month USD	5
10,661	2/26/1999	USD	1,756,117	5	LIBOR 6 Month USD	5
10,734	3/5/1999	USD	211,092,495	12.15	LIBOR 3 Month USD	12.15
10,735	3/5/1999	USD	31,467,755	10.15	LIBOR 3 Month USD	10.15
					LIBOR 6 Month USD
10,783	3/31/1999	USD	26,774,998	5	ISDA PAGE	5
21,143	3/31/1999	EUR	4,504,315	5	EURIBOR 6 MONTH	5
					LIBOR 6 Month USD
21,144	3/31/1999	USD	8,488,620	12.02	ISDA PAGE	12.02
21,163	3/31/1999	EUR	45,623,256	12.02	EURIBOR 6 MONTH	12.02
10,761	4/6/1999	USD	4,714,285	5	LIBOR 6 Month USD	5
					LIBOR 6 Month USD
10,763	4/6/1999	USD	17,075,700	12.24	ISDA PAGE	12.24
					United States Prime
10,807	4/15/1999	USD	15,496,531	16.02	Rate	16.02
10,808	4/15/1999	USD	76,532,277	12.02		12.02
29,591	4/25/1999	EUR	0	3.5		3.5
11,235	6/10/1999	USD	26,746,692	9.46		9.46
11,236	6/10/1999	USD	3,696,897	5.33	LIBOR 6 Month USD	5.33
11,545	7/27/1999	USD	23,428,571	5	LIBOR 6 Month USD	5
11,776	8/24/1999	USD	0	1.75		1.75
11,907	9/7/1999	EUR	0	3		3
12,087	10/8/1999	USD	44,181,269	5	LIBOR 6 Month USD	5
12,093	10/8/1999	USD	0	7.13	LIBOR 6 Month USD	7.13
12,119	10/8/1999	USD	8,431,808	11.71		11.71
12,427	11/23/1999	USD	48,498,571	4.5	LIBOR 6 Month USD	4.5
					LIBOR 6 Month DEM
12,464	11/26/1999	DEM	0	1.93	ISDA PAGE	1.93
12,465	11/26/1999	DEM	10,177,614	5	LIBOR 6 Month DEM	5
37,500	11/26/1999	EUR	14,126,759	8.43	LIBOR 6 Month EURO	8.43

External			Debts
Financing	AGREEMENT		Outstanding and	Maturity		Interest Rate
Number	DATE	CURRENCY	Disbursed	(Year)	Interest Type	/ Margin

12,223	12/15/1999	EUR	8,685,288	5	LIBOR 6 Month EURO	5
12,863	12/15/1999	JPY	203,407,980	5	LIBOR 6 Month JPY	5
12,910	12/15/1999	JPY	12,575,452	5	LIBOR 6 Month JPY	5
12,912	12/15/1999	USD	25,350,091	9.33	LIBOR 6 Month USD	9.33
12,913	12/15/1999	USD	64,111,678	5	LIBOR 6 Month USD	5
12,916	12/15/1999	USD	22,554,388	5	LIBOR 6 Month USD	5
13,216	12/15/1999	USD	3,605,724	9.3	LIBOR 6 Month USD	9.3
13,250	12/15/1999	EUR	16,923,791	5	EURIBOR 6 MONTH	5
13,331	12/15/1999	EUR	65,322,737	15.83	LIBOR 6 Month EURO	15.83
24,843	12/15/1999	EUR	397,046	15.83	LIBOR 6 Month EURO	15.83
24,844	12/15/1999	JPY	9,533,604	15.83	LIBOR 6 Month JPY	15.83
25,043	12/15/1999	EUR	85,796	5	LIBOR 6 Month EURO	5
25,063	12/15/1999	JPY	3,710,212	5	LIBOR 6 Month EURO	5
					LIBOR 6 Month USD
12,818	12/20/1999	USD	17,500,000	5	ISDA PAGE	5
13,278	12/23/1999	USD	13,033,333	4.67	LIBOR 6 Month USD	4.67
13,280	12/23/1999	USD	49,470,000	5.67	Australia Prime Rate	5.67
					LIBOR 6 Month USD
13,021	12/24/1999	USD	7,028,571	5	ISDA PAGE	5
24,943	1/14/2000	USD	185,881,754	12.17	LIBOR 3 Month USD	12.17
24,944	1/14/2000	USD	28,685,199	10.54	LIBOR 3 Month USD	10.54
13,679	1/29/2000	USD	0	13.58	LIBOR 6 Month USD	13.58
26,218	4/7/2000	USD	17,175,170	10.04	LIBOR 6 Month USD	10.04
26,220	4/7/2000	USD	85,293,966	10.04		10.04
15,323	5/16/2000	EUR	100,452,506	15.44		15.44
15,327	5/16/2000	GBP	11,074,245	5.44		5.44
15,329	5/16/2000	USD	4,292,480	15.44		15.44
15,343	5/16/2000	EUR	9,069,889	16.37	EURIBOR 6 MONTH	16.37
15,347	5/16/2000	USD	50,082,490	15.44		15.44
15,348	5/16/2000	EUR	25,031,981	15.25	EURIBOR 6 MONTH	15.25
15,357	5/16/2000	GBP	1,966,517	6.37	LIBOR 6 Month GBP	6.37
15,359	5/16/2000	USD	17,652,421	6.37	LIBOR 6 Month USD	6.37
15,360	5/16/2000	USD	37,364,809	6.37	LIBOR 6 Month USD	6.37
15,438	5/16/2000	USD	23,067,328	15.25		15.25
15,439	5/16/2000	USD	4,070,705	5.25	LIBOR 6 Month USD	5.25
15,441	5/16/2000	USD	3,192,664	5.25	LIBOR 6 Month USD	5.25
16,157	5/31/2000	USD	17,860,000	5	LIBOR 6 Month USD	5
28,913	8/18/2000	USD	43,525,585	5	LIBOR 6 Month USD	5
31,586	2/9/2001	USD	60,253,940	12.53	LIBOR 3 Month USD	12.53
31,587	2/9/2001	USD	9,850,933	10.1	LIBOR 3 Month USD	10.1
33,608	4/30/2001	EUR	3,626,286	11.26		11.26
36,946	2/27/2002	USD	3,038,706	11.84	LIBOR 6 Month USD	11.84
37,179	3/15/2002	USD	64,616,787	12.28	LIBOR 3 Month USD	12.28
37,180	3/15/2002	USD	10,571,271	4.7	LIBOR 3 Month USD	4.7
38,037	7/2/2002	USD	8,336,154	11		11
38,038	7/2/2002	USD	514,263	5.5	LIBOR 6 Month USD	5.5
38,223	8/7/2002	EUR	0	7.73	LIBOR 6 Month EURO	7.73
38,226	8/7/2002	USD	0	5.73	LIBOR 6 Month USD	5.73

External			Debts
Financing	AGREEMENT		Outstanding and	Maturity		Interest Rate
Number	DATE	CURRENCY	Disbursed	(Year)	Interest Type	/ Margin

38,227	8/7/2002	EUR	0	7.73	LIBOR 6 Month EURO	7.73
Multilateral organizations
16,248	5/3/1998	USD	0	2.41		2.41
					IBRD - SINGLE
					CURRENCY LOAN - 6
17,605	5/8/1998	USD	3,937,008	17.1	MONTH USD	17.1
					IBRD - SINGLE
					CURRENCY LOAN - 6
17,607	6/25/1998	USD	24,600,823	16.81	MONTH USD	16.81
					IBRD - SINGLE
					CURRENCY LOAN - 6
11,955	8/2/1999	USD	225,533,936	7.04	MONTH USD	7.04
30,626	11/28/2000	USD	13,218,415	2.88	LIBOR 1Year USD	2.88
33,822	12/5/2000	EUR	9,035,874	17.98		17.98
33,164	3/21/2001	USD	82,226,696	3.38	LIBOR 1 Month USD	3.38
34,613	7/10/2001	EUR	50,383,241	11		11
					LIBOR 6 Month EURO
35,919	10/11/2001	EUR	0	20	ISDA PAGE	20
36,259	11/27/2001	USD	50,000,000	3.11		3.11
					EUROPEAN INVESTMENT
36,340	12/14/2001	EUR	6,332,354	20.48	BANK 3 MONTHS RATE	20.48
					LIBOR 1 Month USD
37,039	2/12/2002	USD	12,287,524	2.24	ISDA PAGE	2.24
					EUROPEAN INVESTMENT BANK 3
37,303	2/28/2002	EUR	0	17.62	MONTHS RATE	17.62
Non-monetary institutions
11,196	6/11/1999	USD	370,242	4.08	LIBOR 6 Month USD	4.08
22,610	7/27/1999	USD	43,628,163	5.3	LIBOR 6 Month USD	5.3
12,089	9/21/1999	USD	11,923,680	5.2	LIBOR 6 Month USD	5.2
36,309	12/21/2001	USD	13,487,507	5	LIBOR 6 Month USD	5